No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F * Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On August 9, 2005, through joint research with Nagoya University, Honda Research Institute Japan Co., Ltd. (HRI-JP), a subsidiary of Honda R&D Co., Ltd., discovered a gene which dramatically improves the regeneration ability of rice. The new discovery will lead the way to more rapid improvements in Koshihikari, the most popular variety of rice in Japan. (Ref. #C05-077)

Exhibit 2:

On August 26, 2005, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of July 2005. (Ref. #C05-079)

Exhibit 3:

English summary of Honda Report to Stockholders No. 126, which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in August 2005.

Exhibit 4:

Annual report for the fiscal year ended March 31, 2005 (which was mailed to ADR stockholders for the Company in August 2005).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: September 13, 2005

ref.#C05-077

Honda Discovers Gene Which Improves Regeneration Ability in Rice

Tokyo, August 08, 2005— Through joint research with Nagoya University, Honda Research Institute Japan Co., Ltd. (HRI-JP), a subsidiary of Honda R&D Co., Ltd., discovered a gene which dramatically improves the regeneration ability of rice. The new discovery will lead the way to more rapid improvements in Koshihikari, the most popular variety of rice in Japan.

Plant has an essential ability to regenerate the whole plant body from a piece of tissue. Plant culture applying this regeneration ability has been utilized for the mass reproduction of commercial seedlings or crop improvements. However, it is known that not all the plant species or varieties can regenerate easily. Many leading varieties in Japan, such as Koshihikari, can rarely be regenerated, resulting in a serious problem of efficient rice improvement. In addition, it has not yet been understood the biological mechanisms regulating the plant regeneration ability.

HRI-JP identified a gene controlling the regeneration ability in rice for the first time in the world by genetic examination of a low regeneration rice variety, Koshihikari. The gene, named “PSR1”, produces an enzyme which involves in the metabolic pathway of nitrogen, an essential source of nutrition for plants. The research revealed that lower activity of PSR1 gene in Koshihikari results in low regeneration ability. This finding makes it possible to improve Koshihikari rice with high regeneration ability, and consequently to breed new varieties surpassing Koshihikari easier.

On June 2005, HRI-JP released the identification of a gene increasing crop yield of rice. The high yielding Koshihikari, the outcome of this research, will be equipped with the high regeneration ability by PSR1 gene. Moreover, the gene may be applicable to other crops which are difficult to improve because of its low regeneration ability. The research results will be published through online Early Edition (http://www.pnas.org/papbyrecent.shtml) of PNAS (Proceedings of the National Academy of Sciences and United States of America) in this week and appeared as printed article on August 16.

Honda has been committed to addressing issues of environmental protection and energy conservation and has been conducting multidimensional efforts leading to the development of technologies for improvement of fuel efficiency. As part of its “Commitment for the Future,” Honda is pursuing its R&D efforts in a new area of science technology of this century — genome science — by building a foundation in the research of rice, which is a model plant for plant genetic research.

Regular Koshihikari	Koshihikari with improved regeneration ability by enhanced PSRI

Ref.#C05-079

Honda Sets All-Time Monthly Production Record in Asia

August 26, 2005 — Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of July 2005.

Domestic production in July declined 12.3% compared to the same month a year ago when a minor model change for the Fit led to an overall boost in domestic production last year. Overseas production for the month of July was down by 0.5% compared to the same month a year ago due to a reduced number of operating days for factories in North America because of holidays calendar change and decline in Europe. However, the overall decline remained small due to strong production in Asia, especially in China, where production increased 18.7% to set an all-time monthly record for the region.

Total domestic sales in July declined 15.1% compared to the same month a year ago. Step WGN was Honda’s best-selling car for the month and the industry’s third best-selling model in July on sales of 12,218 units. The Fit and Life, with sales of 8,937 and 8,008 units, respectively, were Honda’s second and third best-selling models. Sales of Honda’s all-new Airwave compact station wagon, introduced in April, continues to be strong, ranking as Honda’s fourth best selling model in July with 6,479 units. Despite strong sales of newly introduced models including the all-new Step WGN and Airwave, overall sales decreased compared to the same month a year ago when a double-digit increase was achieved with new models including Fit, which underwent a minor model change last year.

Total exports in July increased 7.5% compared to the same month a year ago, exceeding the monthly total from the previous year for the 11th consecutive month. Exports to the U.S. increased due to strong sales of the Acura RSX, Honda CR-V and Accord Hybrid.

PRODUCTION, SALES, EXPORTS (July 2005)

PRODUCTION

	July		Year-to-Date Total (Jan - July 2005)
	Units	Vs.7/04	Units	Vs.2004
Domestic	101,291	-12.3%	754,115	+4.7%
Overseas (CBU only)	157,596	-0.5%	1,236,515	+11.1%

Worldwide Total	258,887	-5.5%	1,990,630	+8.5%

OVERSEAS PRODUCTION

	July		Year-to-Date Total (Jan - July 2005)
	Units	Vs.7/04	Units	Vs.2004
North America	87,996	-8.2%	776,127	+9.0%
(USA only)	62,581	+0.4%	535,865	+14.5%
Europe	13,221	-6.7%	110,497	-2.9%
Asia	51,834	+18.7%	304,944	+23.6%
Others	4,545	-4.7%	44,947	+9.9%

Overseas Total	157,596	-0.5%	1,236,515	+11.1%

SALES (JAPAN)

Vehicle type	July		Year-to-Date Total (Jan - July 2005)
	Units	Vs.7/04	Units	Vs.2004
Passenger Cars & Light Trucks	43,286	-10.2%	275,031	-3.3%
(Imports)	446	-31.8%	3,666	-36.8%
Mini Vehicles	16,193	-25.8%	150,580	-3.2%

Honda Brand Total	59,479	-15.1%	425,611	-3.3%

EXPORTS

	July		Year-to-Date Total (Jan - July 2005)
	Units	Vs.7/04	Units	Vs.2004
North America	21,087	+40.0%	160,847	+16.4%
(USA only)	19,607	+42.5%	144,574	+14.7%
Europe	10,690	-20.6%	86,800	+6.1%
Asia	1,276	-20.2%	10,037	+0.5%
Others	7,869	-1.0%	63,822	+13.1%

Total	40,922	+7.5%	321,506	+12.2%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

English summary of Honda Report to Stockholders No. 126 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Stock in Japan in August 2005)

1.	CEO’s message to shareholders

Honda’s cumulative worldwide motorcycle production reached 150 million units at the end of April 2005. We have advanced the production of motorcycles around the world since mass production began in 1949. In our view, this comes as a result of achieving worldwide customer satisfaction. We continue to live up to the expectations of our customers by developing products that meet their needs.

Honda began a new 3-year business plan this spring. We will further pursue our efforts to create new value for the customer by strengthening the core characteristics that make Honda unique. Our goal is to establish Honda as a brand that people trust and identify with by further strengthening Honda’s spirit of innovation and creativity.

The powertrain is the key factor in making our products fun-to-drive and it is the foundation technology that enables Honda to continue to provide the joy of mobility to people around the world. Honda will pursue further powertrain innovation including the engine, transmission and motor. And Honda will further pursue our efforts to become number one in the world in creating new value for our customers.

2.	Honda’s Cumulative Worldwide Motorcycle Production Reaches 150 Million Units – Expanding possibility of motorcycle business

Mass production of motorcycles began in 1949 with the “Dream Type D” model. Honda now builds motorcycles at 30 locations in 22 countries.

3.	Honda’s picture book

Gold Wing:	A flagship bike that was introduced in 1975 adopting the water-cooled, four-stroke, OHC engine.

4.	Twin Ring Motegi’s activity

Introduction of Twin Ring Motegi’s activity – enhancing the fun of mobility to children

5.	Honda Topics:

-	Honda and Nagoya University Jointly Isolate Rice Gene; Research Effort Will Greatly Increase Crop Yields. (Details are as filed in Form 6-K of June 2005)

-	Honda Develops New 1.8-Liter i-VTEC Engine and New Honda Hybrid System Featuring 3-Stage i-VTEC + IMA (Details are as filed in Form 6-K of July 2005)

6.	Introduction of New Products:

Airwave:	1.5-liter compact station wagon that boasts top-of-class*[1] luggage capacity, practical utility, versatile seating arrangements in a compact body, along with an extra-large glass “Sky Roof”*[2] that conveys an exhilarating open-air feeling.

Step WGN:	All-new third generation Step WGN that combines the spaciousness of a minivan with the driving performance of a sedan

HRC536:	Push lawn mower providing durability and easy operation

*[1]	1.5-liter station wagon class
*[2]	Window glass is fixed in position; available on G Sky Roof and L Sky Roof types

7.	Consolidated financial results for the fiscal first quarter ended June 30, 2005

Honda announced its consolidated financial results for the fiscal first quarter ended June 30, 2005.

(Details are as filed in Form 6-K of July 2005)

(end)

HONDA
The Power of Dreams

Annual Report 2005

Year Ended March 31, 2005

Honda Motor Co., Ltd.

(Cover)

The next-generation Ridgeline truck went on sale in North America in March 2005.

Contents

1	Financial Highlights
2	To Our Shareholders
7	Review of Operations
8	–Motorcycle Business
13	–Automobile Business
18	–Financial Services Business
20	–Power Product & Other Businesses
21	The Continuous Advancement of the Civic
30	Environment and Safety
34	Preparing for the Future
35	Risk Factors
37	Corporate Governance
42	Board of Directors, Corporate Auditors and Operating Officers
45	Financial Section
100	Corporate Information
102	Honda’s History
103	Investor Information

Corporate Profile

Since its establishment in 1948, Honda Motor Co., Ltd., has remained on the leading edge by providing products of the highest quality that create new values, at a reasonable price, for worldwide customer satisfaction. In addition, the Company has conducted its activities with a commitment to environmental protection and enhancing safety in a mobile society.

The Company has grown to become the world’s largest motorcycle manufacturer and one of the leading automakers. With a global network of 437* subsidiaries and equity-method affiliates, Honda develops, manufactures, and markets a wide variety of products ranging from small general-purpose engines and scooters to specialty sports cars, to earn the Company an outstanding reputation from customers worldwide.

Maintaining its commitment to achieving the visions of “Value Creation,” “Glocalization” and “Commitment for the Future,” Honda aims to share joy with its customers worldwide, thus becoming “a company that society wants to exist.”

*	As of March 31, 2005

Caution with Respect to Forward-Looking Statements

This annual report contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Financial Highlights

Financial Data

Honda Motor Co., Ltd., and Subsidiaries Years ended or at March 31	Yen (millions except per share amounts)			U.S. dollars (millions except per share amounts)
	2003	2004	2005	2005
Net sales and other operating revenue	¥7,971,499	¥8,162,600	¥8,650,105	$80,549
Operating income*	724,527	600,144	630,920	5,875
Income before income taxes and equity in income of affiliates	609,755	641,927	656,805	6,116
Net income	426,662	464,338	486,197	4,527
Per common share (Basic)	439.43	486.91	520.68	4.85
Per American depositary share	219.71	243.45	260.34	2.42
Cash dividends paid during the period	30,176	33,541	47,797	445
Per common share	31	35	51	0.47
Per American depositary share	15.5	17.5	25.5	0.24
Stockholders’ equity	2,629,720	2,874,400	3,289,294	30,629
Per common share	2,734.69	3,054.90	3,556.49	33.12
Per American depositary share	1,367.34	1,527.45	1,778.24	16.56
Total assets	7,681,291	8,328,768	9,316,970	86,758
Depreciation	220,874	213,445	225,752	2,102
Capital expenditures	316,991	287,741	373,980	3,482

*	Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the years ended March 31, 2004 and 2005.

Operating Data

Years ended March 31	Motorcycle (Thousands)			Automobile (Thousands)			Power Products (Thousands)
Unit Sales Breakdown	2003	2004	2005	2003	2004	2005	2003	2004	2005
Japan	432	403	378	849	716	712	472	477	432
North America	610	656	643	1,522	1,558	1,575	1,872	2,363	2,514
Europe	305	299	338	207	231	267	1,290	1,261	1,309
Asia	5,948	7,017	8,192	205	341	512	657	619	712
Other Regions	785	831	931	105	137	176	293	327	333

Total	8,080	9,206	10,482	2,888	2,983	3,242	4,584	5,047	5,300

Years ended March 31	Motorcycle Business Yen (millions)			Automobile Business Yen (millions)			Financial Services Business Yen (millions)			Power Product & Other Businesses Yen (millions)
Net Sales Breakdown	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
Japan	¥98,391	¥93,203	¥97,405	¥1,513,596	¥1,397,237	¥1,463,531	¥21,308	¥20,043	¥20,017	¥115,411	¥118,010	¥118,252
North America	329,073	322,213	321,828	3,926,848	3,900,755	3,923,930	210,903	212,522	222,494	101,102	107,440	106,824
Europe	175,736	182,400	198,471	420,292	516,108	597,467	5,548	7,448	8,827	60,385	64,154	66,030
Asia	222,955	242,370	289,169	397,156	532,552	661,471	199	899	1,441	25,216	25,790	24,930
Other Regions	151,940	156,104	190,881	182,202	245,372	317,236	—	1,784	2,962	13,238	16,196	16,939

Total	¥978,095	¥996,290	¥1,097,754	¥6,440,094	¥6,592,024	¥6,963,635	¥237,958	¥242,696	¥255,741	¥315,352	¥331,590	¥332,975

Throughout this annual report, the United States dollar amounts have been translated from Japanese yen solely for the convenience of the reader at the rate of ¥107.39=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2005.

Review of Previous Mid-Term Business Plan

Fiscal 2005, ended March 31, 2005, was the final year of Honda’s mid-term business plan. During the year, in our bid to “make 20 million customers happy”—one of the stated goals of the plan—we embraced various challenges in our respective markets. As a result, we reported significant growth in all business segments, achieving virtually all of our targets.

Environment

Business conditions during the three-year period covered by the plan were very challenging. In the motorcycle segment, competition intensified in each region amid ongoing market expansion, especially in Asia. In the automobile segment, industrywide consolidation, which has occurred frequently since the late 1990s, tapered off. Nevertheless, competition grew fiercer as automakers staked their survival on bold new initiatives. In the United States, overall demand remained high, at over 16 million units, and the market saw a shift in demand from passenger cars to light trucks. In China and elsewhere in Asia, the passenger car market grew sharply. In the power products segment, customer needs continued to diversify due to increasing environmental awareness as well as other factors.

Key Honda Initiatives

In the motorcycle segment, demand continued to expand in Asia, where motorcycles are a popular mode of transportation. By offering attractive products at competitive prices, Honda significantly increased unit sales, greatly boosting its motorcycle business, which is Honda’s origin. We also introduced new sports bikes—incorporating advanced technologies developed through racing activities—to the European, North American and Japanese markets. In these ways, we strove to deliver products that meet the needs of customers around the world.

During the year, we continued working actively in the interests of safety and the environment. For example, we completed the transformation of all motorcycles into four-stroke models*1. We also equipped small-displacement models with programmed fuel injection (PGM-FI)*2, thus making emissions even cleaner. In addition, we equipped more models with our original Hydraulic Combined Braking System with ABS*3.

Unit sales is the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for affiliates accounted for under the equity method. Unit sales of Honda-brand motorcycle products 100% locally procured, manufactured and sold by overseas equity-method affiliates are not included in unit sales.

*1:	This does not include CR series racing bikes or special-purpose bikes (Gyro series).
*2:	Programmed fuel injection (PGM-FI)

This original Honda system is designed to enhance fuel efficiency and lower emissions. It employs various sensors to monitor engine operating status and a computer to calculate the optimal amounts of fuel required. The system then delivers those amounts to the engine cylinders. Honda adapted its PGM-FI system, originally developed for automobiles, to motorcycles by reducing the number of parts to make it more compact and less expensive.

*3:	Hydraulic Combined Braking System with ABS

This original Honda development integrates a hydraulic combined braking system, which links both front and rear wheels when the left brake lever is engaged, with an anti-lock braking system (ABS), which prevents the front and rear wheels from locking when the brake is engaged too forcefully.

Note: Although this system is designed to support the braking action, both the front-and rear-wheel brakes should still be applied simultaneously.

*4:	“Safety for Everyone”

Honda is committed to providing comprehensive safety solutions with its “Safety for Everyone” initiative. By the end of 2006, all Honda and Acura models sold in the United States and Canada will feature front-side airbags, side curtain airbags, anti-lock brakes and pedestrian safety technologies in all but a few niche models; with Vehicle Stability Assist (VSA) and side curtain airbags with rollover sensors as standard features in all light trucks. Finally, Honda’s Advanced Compatibility Engineering (ACE) body structure is being introduced to all vehicles as new platforms are introduced during full model changeovers.

*5:	Compact, home-use cogeneration unit Honda has combined its original electromagnetic inverter technologies with the world’s smallest(i) natural gas engine (GE160V) in an efficient layout to create a small, lightweight generation unit. Due to its compactness, the unit can be installed in the home and boasts an overall energy efficiency of 85%. It also emits approximately 30% less carbon dioxide than conventional natural gas-powered generators or hot-water heating units using natural gas.(ii)
i:	A Honda development, the reciprocal gas engine
ii:	Data from Honda test results. Data compares electric power from natural gas-powered generation with hot-water heating units that use natural gas (as of October 2004).

In the automobile segment, we increased sales in the U.S. market by introducing new models in the light truck segment. In China and elsewhere in Asia, the automobile market continued to expand, and we achieved remarkable growth thanks to the high profile of the Honda brand. In Europe, where demand for diesel-powered vehicles is increasing, we unveiled models equipped with Honda’s original diesel engines. In Japan, meanwhile, overall demand remained low. We responded by strengthening the appeal of our products, strengthening our sales system to ensure customer satisfaction and raising our profitability. Through these initiatives in various regions, we steadily solidified our automobile business.

We worked hard to enhance the environmental and safety aspects of our automobiles. In addition to further improving fuel economy in all vehicles, we endeavored to make the emissions of our vehicles even cleaner. We also expanded our lineup of hybrid models, and in Japan and the United States we began leasing the FCX, a fuel cell vehicle incorporating our original next-generation fuel cell stack, which we developed in-house. In the United States and Canada, we promoted our “Safety for Everyone”*4 campaign.

In the power products segment, we supplied a variety of items that benefit customers around the world. These included general-purpose engines, generators, pumps, brush cutters, outboard engines and lawnmowers—all designed from the perspectives of safety and the environment. At the same time, we sought to expand our business through a variety of activities. We also developed and promoted a compact, home-use cogeneration unit*5 incorporating a natural gas-powered engine.

By embracing challenges in these ways across our various regions, we achieved solid growth in all of our businesses. In fiscal 2005, the final year of our mid-term business plan, we sold 10.48 million motorcycles, up 4.39 million units (72.0%), compared with fiscal 2002. We also sold 3.24 million automobiles, up 576,000 units (21.6%), and 5.3 million power product units, up 1.37 million units (35.0%).

Net sales in fiscal 2005 reached ¥8,650.1 billion, up 17.5% from the previous year. Net income jumped 34.0%, to ¥486.1 billion, due partly to a significant increase in income from earnings of affiliates accounted for under the equity method. In short, Honda’s financial results have improved dramatically over the past three years.

Future Initiatives

New Mid-Term Business Plan

In 1998, we formulated our “Vision 2010 ”*6 initiative, designed to transform Honda into a “company that society wants to exist.” In other words, we want people around the world to be glad that Honda exists. To realize this vision, we identified three themes—“Value Creation” (creating new value for our customers), “Glocalization” (expanding local operations) and “Commitment for the Future” (developing safety and environmental solutions)—and stepped up our business development accordingly.

We now have a new business plan, covering the three-year period through March 2008. Under the plan, we will further strengthen those core characteristics that make Honda unique by renewing our focus on “creating new value.” We are strongly determined in this regard, because we recognize that it is impossible to expand local operations and continue to develop advanced safety and environmental solutions without first creating new value for our customers. In addition to developing technologies and products that exceed people’s expectations, we will strive to further strengthen Honda’s unique innovative spirit and creativity across all activities, including production, sales and services. Such actions will be key to Honda achieving a significant leap in the future. Toward this end, we will place even greater emphasis on Honda people who are “at the spot” in order to address every issue at its source of origin—which is the foundation of our value as a manufacturer—and then make decisions based on the reality of what is happening “at the spot.”

Now, I will describe the primary initiatives for fiscal 2006, the first year of our new mid-term business plan.

*6:	Vision 2010

Fiscal 2006: Key Initiatives by Business Segment

Looking at the operating environment, we believe that the world economy will continue growing, especially in the United States and Asia, but there are concerns that the rate of growth will slow. Uncertainties will remain in such areas as the global geopolitical situation, oil and raw materials prices and foreign exchange movements. Even in Japan, where economic recovery is steady and personal consumption is expected to grow significantly, we believe that sales competition will further intensify.

For fiscal 2006, we are targeting sales of 10.30 million motorcycles, 3.42 million automobiles and 5.79 million power products.

*7:	Unit sales is the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for affiliates accounted for under the equity method. Unit sales of Honda-brand motorcycle products 100% locally procured, manufactured and sold by overseas equity-method affiliates are not included in unit sales.

Motorcycle Business

In the continually expanding motorcycle market in Asia, we will renew our focus on cost reduction in areas marked by intense competition. Our goal is to deliver price-competitive products and thus further increase sales. In response to growing sales in the region, last year we increased our production capacity in India, and we plan to also boost capacity at our affiliates accounted for under the equity method in Indonesia and China, as well as our plant in the Philippines. In addition, we will strengthen the capabilities of our R&D operations in Thailand to ensure swifter responses to customers’ diversifying needs and to strengthen our ability to supply attractive products.

We have followed a proactive local procurement policy for our overseas production operations. In this way, we work to grow our business in close association with the regions where we operate. Recent years have seen a sharp increase in the number of Honda-brand motorcycles made 100% from locally procured parts by our affiliates accounted for under the equity method in India and China. We expect to sell approximately 3.4 million of these vehicles in fiscal 2006, based on local estimates. (These are not included in consolidated unit sales figures*7.) In the process, we will build a dominant presence in the continually expanding Asian motorcycle market.

In Europe, we will work to increase sales of sports bikes, which are popular there. In other regions, we will seek to boost sales, especially in Brazil, where growth continues unabated. In the all-terrain vehicle (ATV) category, we are targeting higher sales of core models, focusing on North America.

Meanwhile, we will further enhance our technological skills to roll out new models effectively and actively nurture the skills of our engineers, who hold the key to our future. We will also strengthen our advanced production technologies in Japan, which play a key role in the development of overseas motorcycle markets, so that we can respond appropriately to the ongoing globalization of the business.

Through these and other initiatives in various regions, we will target further progress in our motorcycle business.

Automobile Business

In the automobile segment, we will seek to increase sales by providing attractive products that meet the needs of customers in our respective markets. A key initiative for fiscal 2006 will be a full model change of the Civic, which is sold in approximately 160 nations and regions worldwide. To prepare for sales growth, we will also expand our production capacity, centering on Asia. By maximizing customer satisfaction on a worldwide basis, we will work to boost sales of automobiles in all regions.

North America

In March 2003, Honda launched its next-generation light truck, the Ridgeline, developed in the United States. With superlative packaging and excellent driving performance, the new vehicle has generated solid initial sales, indicating that it not only satisfies the changing needs of existing Honda users, but also has won strong support from a wide range of new customers in this segment.

In the fall, the Civic will undergo its first full model change in five years. Since 1995, the Civic has received widespread grass-roots support, with U.S. sales consistently reaching approximately 300,000 units per year. The model change is based on the concepts of “emotional styling” and “exhilarating driving experience,” and backed by a new high-performance engine. In the beginning of 2006, we will launch an entry-level model targeting young people in the hopes of capturing a new base of customers who will become loyal Honda customers in the future.

Back in 1999, we unveiled the Insight, the first hybrid vehicle to be sold in North America. We have since released hybrid versions of the Civic (2002) and the Accord (2004). Going forward, we will increase efforts to meet demand for hybrid vehicles.

In the area of manufacturing, in 2005 the second line of our Alabama Plant will reach full capacity at 150,000 units per year, to help meet growing demand for light truck models. From 2006, we will also add more light truck models to the production line of our Ohio plants. In these ways, we will position our North American production network to respond flexibly to changing customer needs.

Our plan is to maintain a consistent level of sales in the passenger car market, which is declining, while targeting increased sales in the growing light truck market.

For fiscal 2006, Honda forecasts sales of 1,675,000 vehicles in North America, up 6.3%.

Asia

While China has seen spectacular growth in demand for passenger vehicles, the pace of expansion has moderated since the central government tightened monetary policy and adopted other measures last April. Nevertheless, Honda believes that demand will continue growing, and that China has great potential to become the world’s largest automobile market after the United States. A number of existing models are selling well in this important market, including the Accord and Fit series. In 2006, we will seek to further increase sales by adding the new Civic to our lineup.

With respect to local production in China, by the end of 2006, we will raise our total capacity—the combined capacity of two local affiliates, Guangzhou Honda Automobile Co., Ltd., and Dongfeng Honda Automobile Co., Ltd.—from 270,000 to 480,000 units per year. In April 2005, Honda Automobile (China) Co., Ltd., a subsidiary devoted exclusively to making automobiles for export, started mass-producing the Jazz model for the European market, with exports beginning in June. These efforts reflect Honda’s strategy of broadening its automobile business in China.

Meanwhile, India, Indonesia and other Asian markets continue to grow. Our plan is to increase sales in those areas, centering on such highly regarded models as the Jazz and Fit. We will also expand production capacity to meet rising demand.

In Asia, we are targeting unit sales in fiscal 2006 of 540,000 automobiles, up 5.5%. This figure represents the combination of finished cars sold by the Company and its subsidiaries, as well as component parts sets supplied to affiliates accounted for under the equity method.

Power Product Business

Based on the approach of creating new value for the customer through useful tools, Honda delivers a variety of safe, environmentally friendly power products to customers worldwide.

In the upcoming fiscal year, we will unveil a next-generation, general-purpose engine incorporating electronic control technologies to improve user-friendliness, offer superb environmental performance and reduce noise. We will also increase the supply of cost- competitive products made in Asia to customers in various other regions. In addition, we will continue actively promoting our compact, home-use cogeneration unit, which greatly reduces environmental impact, to users in Japan and overseas.

Through these initiatives, we will seek to further develop our power products business.

Research And Development

To succeed amid fierce global competition, Honda will further strengthen its ability to create advanced technologies and products. Our goal is to deliver new levels of value and bring products to market quickly to meet customer needs in various regions worldwide. At the same time, we recognize the importance of ongoing improvements in the safety and environmental performance of our products.

We will continue to actively allocate the Company’s resources to developing attractive models in our automobile business, as well as to enhancing the appeal of our motorcycles and power products. We will strive to further improve the power, fuel efficiency and environmental performance of our gasoline and diesel engines, while conducting aggressive R&D on hybrid technologies, which will grow in importance, together with fuel cell and other technologies.

Going forward, we will advance research and development on next-generation technologies, including humanoid robotics and compact aircraft engines, as well as future-oriented basic technologies.

In Closing

Management System

As our business grows on a global scale, so does the importance of upgrading corporate governance and increasing the autonomy of our various regional headquarters and business operations. With this in mind, Honda has introduced a new corporate management system.

In the past, members of the Board of Directors were responsible for business execution in their role as directors. However, we have now separated that role into two: the “director” role (supervision and business execution within the Board of Directors) and the “operating officer” role (business execution at the regional level and at each local “spot”). The goal of this change is to enhance the flexibility of the Board of Directors, as well as to accelerate the transfer of authority to each region and each local spot as a means to increase the speed and flexibility of our regional operations.

With this new system in place, we will strive to strengthen both the supervisory and executive functions while targeting swifter, more flexible business operational management.

Returning Profits To Shareholders

Honda strives to carry out its operations from a global perspective and thus increase its corporate value.

The Company regards redistribution of profits to shareholders as one of its most important management issues. Our basic dividend policy is to make distributions after taking into account our long-term consolidated earnings performance. We will also buy back our own shares as appropriate, with the aim of improving the efficiency of our capital structure. At present, our goal is to achieve a shareholder return ratio (ratio of the sum of dividend payments and value of share buybacks to consolidated net income) of approximately 30%.

Based on these policies, Honda plans to declare a fiscal 2005 year-end cash dividend of ¥37 per share, bringing total annual dividends to ¥65.00 (after adding the ¥28 interim dividend). In fiscal 2006, we plan to raise the interim dividend ¥9.00, to ¥37.00 per share, and maintain the year-end dividend at ¥37.00, bringing annual dividends to ¥74.00 per share.

As we move confidently into the future, we look forward to the continued understanding and support of shareholders and other investors.

June 23, 2005

Takeo Fukui
President and Chief Executive Officer

<MOTORCYCLE BUSINESS>

<AUTOMOBILE BUSINESS>

Review of Operations

<FINANCIAL SERVICES BUSINESS>

<POWER PRODUCT &
OTHER BUSINESSES>

Unit Sales

Years ended March 31

	Thousands		% change
	2004	2005
Japan	403	378	(6.2)%
North America	656	643	(2.0)
Europe	299	338	13.0
Asia	7,017	8,192	16.7
Other Regions	831	931	12.0

Total	9,206	10,482	13.9%

Net Sales

Years ended March 31

	Yen (millions)		% change
	2004	2005
Japan	¥93,203	¥97,405	4.5%
North America	322,213	321,828	(0.1)
Europe	182,400	198,471	8.8
Asia	242,370	289,169	19.3
Other Regions	156,104	190,881	22.3

Total	¥996,290	¥1,097,754	10.2%

Fiscal 2005 Results

Unit sales of Honda motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWCs) in fiscal 2005 posted a solid 13.9% increase, to 10,482,000 units. This was due to an outstanding performance in Asia, where we reported a significant jump in sales of finished products by Honda and its subsidiaries, as well as in motorcycle component parts sets supplied for mass production to affiliates accounted for under the equity method. Sales of 100% locally procured Honda motorcycles produced and sold by affiliates in India and China increased significantly, to around 1 million units. As a result, net sales grew 10.2%, to ¥1,097 billion, despite the negative impact of yen appreciation against the U.S. dollar. Operating income rose 63.4%, to ¥69.3 billion, and the operating margin was 6.3%. Our operating income figure does not include earnings from our affiliates accounted for under the equity method in Indonesia, India and China. However, their earnings are included in Honda’s consolidated net income results.

Japan

In Japan, where the market remained sluggish, unit sales were down 6.2%, to 378,000 units. Sales of mini-sized motorcycles (126cc–250cc) were up, supported by strong sales of scooters, as were sales of small-sized motorcycles (over 250cc), which benefited from healthy sales of sports bikes. However, sales of 50cc and smaller models and second-class motor-driven cycles (51cc–125cc) declined.

With respect to mini- and small-sized motorcycles, in July 2004 we unveiled our fourth Chinese-made model, the Dio Cesta, following the success of the Today, Spacy 100 and Dio scooters. We also commenced sales of two entry-level sports bikes, the XR50 Motard and XR100 Motard.

Also in the mini-sized category, we enjoyed strong sales of the Forza, which underwent a full model change in April 2004, and other models. In June 2004, we launched the PS250, a comfortable scooter with a fresh individualized style. This was followed in March 2005 by the release of the Forza Z ABS, equipped with Hydraulic Combined Braking System with ABS*1. In the same month, we also introduced the XR230 onto the Japanese market. The XR230 is a dual-purpose bike offering superb ease of handling that is suited for both on-road and off-road use.

In the small-sized motorcycles category, sales were strong for the CBR1000RR. This model, introduced in April 2004, features advanced technology inherited from Honda’s racing bikes. In March 2005, we launched the XR400 Motard, modeled on the Super Motard*2 sports bike.

In these ways, we worked to expand our lineup of attractive sports bikes and scooters that continue to perform strongly on the domestic market.

North America

In North America, unit sales of motorcycles, ATVs and PWCs edged down 2.0%, to 643,000 units.

In the mini-sized motorcycle category, we recorded healthy sales of on-road models, including the Shadow Spirit750, as well as of the CRF250X and CRF250R off-road bikes. In February 2005, we launched the CRF450X, an off-road model based on our premier CRF450R motocross machine. However, a decline in sales of models for children led to a 3.9% decline in unit sales of mini-sized models, to 346,000 units.

We recorded healthy sales of ATVs, including the TRX450R, launched in September 2004, and the FourTrax Recon and TRX400EX, both of which underwent a full model change in September 2004. Another strong performer was the FourTrax Foreman, which underwent a full model change in November 2004. As a result, unit sales of ATVs and PWCs for the year edged up 0.3%, to 297,000 units.

*1:	Hydraulic Combined Braking System with ABS

This original Honda development integrates a hydraulic combined braking system, which links both front and rear wheels when the left brake lever is engaged, with an anti-lock braking system (ABS), which prevents the front and rear wheels from locking when the brake is engaged too forcefully.

Note: Although this system is designed to support the braking action, both the front- and rear-wheel brakes should still be applied simultaneously.

*2:	Super Motard

This off-road sports bike is equipped with small-diameter wheels and on-road tires, making it more nimble for riding on city streets and dirt roads.

Europe

In Europe, unit sales rose 13.0%, to 338,000 units.

In that region, we recorded robust sales of core products, including the CBR1000RR, CBF600 and the CBR125R. We also launched the Zoomer scooter, the first model in the 50cc market to be equipped with Honda’s original PGM-FI*3, which delivers superior environmental performance. In February 2005, we released SH125 and SH150 models equipped with PGM-FI, and these models have carved out a solid following among our customers. In the following month, we launched the FMX650, a stylish sports bike. Overall, support from our wide customer base for our upgraded model lineup contributed to Honda’s healthy sales record.

*3:	Programmed fuel injection (PGM-FI)

This original Honda system is designed to enhance fuel efficiency and lower emissions. It employs various sensors to monitor engine operating status and a computer to calculate the optimal amounts of fuel required. The system then delivers those amounts to the engine cylinders. Honda adapted its PGM-FI system, originally developed for automobiles, to motorcycles by reducing the number of parts to make it more compact and less expensive.

Asia

In Asia, demand for motorcycles as a convenient mode of transportation has continued to grow. Total unit sales of motorcycles made by Honda and its subsidiaries, as well as of motorcycle parts sold to affiliates accounted for under the equity method in the region, jumped 16.7%, to 8,192,000 units. Honda is working hard to expand local businesses in the region through its active promotion of local parts procurement used in overseas production. This strategy has resulted in a sharp increase in 100% locally procured models made by our affiliates in India and China that are not included in Honda’s unit sales. Production and unit sales of 100% locally procured Honda-brand motorcycles in Asia rose significantly from the preceding term, to around 1.0 million units.

In India, we enjoyed healthy sales of core models, including Splendor, Passion and CD Dawn, made by our affiliate, Hero Honda Motors Limited (HHML). In March 2005, we launched the Super Splendor, an improved version of the best-selling Splendor model, with added power and fuel efficiency. Honda Motorcycle and Scooter India Private Limited (HMSI), a subsidiary, recorded strong sales of core scooter models, the Activa and Eterno. In October 2004, HMSI released its first motorcycle, the Unicorn, a model with a newly developed 150cc engine that delivers excellent power and fuel economy. In India, combined unit sales of finished vehicles by Honda and its subsidiaries, as well as sales of component parts sets for motorcycle production by affiliates accounted for under the equity method, rose 21.2%, to 2,799,000 units. These figures exclude the approximately 300,000 units of 100% locally procured vehicles manufactured and sold by affiliates accounted for under the equity method.

In Indonesia, P.T. Astra Honda Motors (AHJ), an equity-method affiliate, posted healthy sales of its Supra series, centering on the core Supra Fit model. In August 2004, AHJ added the Karisma-X to its lineup, targeting the younger generation and women. Strong sales of the popular Karisma series pushed up total sales for finished vehicles by Honda and its subsidiaries, as well as sales of component parts sets for motorcycle production by affiliates accounted for under the equity method, by 42.2%, to 2,265,000 units.

In Thailand, unit sales rose 13.9%, to 1,489,000 units. This increase was due to robust sales of the Sonic, following a full model change, as well as solid demand for the core models, the Wave100 and Wave125.

In China, Sundiro Honda, an affiliate accounted for under the equity method, reported healthy sales of the Wave and other core models. Sundiro Honda augmented its lineup in September 2004 with the addition of two environmentally friendly 125cc models, the Xin-Gainian family bike and the e-cai, featuring a sporty design. Wuyang Honda, an equity-method affiliate, recorded strong sales of the SCR100, a scooter with excellent environmental and safety features.

Total sales in China of 100% locally procured Honda vehicles grew significantly during the year. Consequently, finished vehicles manufactured by Honda and its consolidated subsidiaries, and sales of motorcycle production parts by equity-method affiliates, declined by 461,000 units, to 433,000. This figure excludes the approximately 700,000 units of 100% locally procured Honda vehicles that were produced and sold by equity-method affiliates.

Other Regions

In other regions—covering Latin America, the Middle & Near East and Africa and Oceania—unit sales grew 12.0%, to 931,000 units.

We posted solid sales in Brazil following the full model change in the previous fiscal year of the core CG150 model, which resulted in enhanced fuel economy.

In the Middle & Near East and Africa, we enjoyed robust sales of the Chinese-made CGL125 and the Indian-made Activa.

Outlook for Fiscal 2006

In the fiscal year ending in March 2006, we project that unit sales of motorcycles, ATVs and PWCs will post a slight decline, edging down 1.8%, to 10,295,000 units.

By contrast, we forecast an increase in the number of 100% locally procured motorcycles made and sold by our equity-method affiliates in India and China, which are not included in Honda’s unit sales. Based on local sales projections, we estimate that unit sales of such motorcycles will surge more than three-fold, to around 3.4 million units. In effect, therefore, we anticipate continued expansion of our motorcycle business in fiscal 2006, with the inclusion of 100% locally procured Honda motorcycles.

In Japan, we look forward to strong sales of popular 50cc and smaller scooters, including the Today and Dio Chester, and our CB series, to which we added the CB400 Super Bol D’or, featuring enhanced driving safety. We also expect solid demand for sports bikes upgraded in early 2005, including the XR series. We estimate that domestic unit sales in fiscal 2006 will reach 370,000 units.

On the production side, we plan to transfer part of our North American ATV manufacturing capacity to our Kumamoto Plant. The purpose of this initiative is to strengthen our advanced domestic production technologies, which play a key role in the growth of our overseas motorcycle business. To this end, we will strengthen the technological capabilities of Honda in Japan required for the creation of new models, while bolstering efforts to train the future generation of Honda engineers. The overall effect will be to create new technologies that will support the growth of Honda’s global operations.

In North America, we expect an increase in sales of motorcycles, due mainly to healthy sales of sports bikes, including the CRF450X, which was launched in February 2005, and other core products. We are also working hard to boost sales of ATVs, especially the FourTrax Recon and the TRX450R. Concentrating ATV production at our South Carolina Plant will bring further efficiencies to our motorcycle operations in North America. For fiscal 2006, we are targeting regional sales of 690,000 units for motorcycles, ATVs and PWCs, up 7.3%.

In Europe, we launched the Forza-X and the Forza-EX, equipped with Hydraulic Combined Braking System with ABS, in April 2005. We expect to see an increase in sales of the FMX650, which we added to our lineup in fiscal 2005, and in the upgraded SH125 and SH150. Based on these healthy sales projections, we are targeting unit sales in Europe of 350,000 units, up 3.6%.

In Asia, we project overall unit sales will dip 3.4%, to 7,915,000 units. Sales of 100% locally procured motorcycles, which are not included in this figure, are forecast to increase more than three-fold, to approximately 3,400,000 units, based on local sales projections.

In India, we expect strong sales of the Super Splendor, made by our affiliate, HHML, and which underwent a full model change in March 2005. In addition, HHML and HMSI will more effectively utilize local R&D facilities in order to introduce new models that meet customer needs and thus target higher motorcycle sales in the Indian market.

In Indonesia, we will pursue a number of activities to boost sales of the popular Supra and Karisma series, made by AHJ, an equity-method affiliate. To meet this increase in demand, AHJ plans to expand its production capacity from 2,000,000 units to 3,000,000 units by October 2005.

In Thailand, we boosted our price-competitiveness by launching the new Wave125i, equipped with PGM-FI, in April 2005. Strengthening our research and development facility in that nation will enable us to offer an appealing product lineup and permit a swifter response to the diversifying needs of customers.

With respect to the Chinese market, an equity method affiliate, Sundiro Honda, is actively promoting sales of its models, including the Storm, which was unveiled in March 2005. On the production side, in January 2005 we began production at a new plant in Tianjin, featuring an innovative layout designed to improve production and distribution efficiency. In April 2005, Wuyang Honda, another equity method affiliate, released the 125cc Freeway, a new model featuring superior environmental performance and low noise. It also plans to start operations at a new plant in the spring of 2006 that will further boost production efficiency and raise capacity to 700,000 units. These and other initiatives are aimed at increasing sales by enhancing our product appeal in the highly competitive Chinese market.

Unit sales in other regions are expected to increase 4.2%, to 970,000 units. In Brazil, where the market continues to expand, we increased the annual production capacity of our plants at the end of 2004 from 750,000 to 1,000,000 units in order to meet growing demand. We are also continuing a range of activities targeting higher sales of the core CG150 model. In the Middle & Near East and

Africa, we plan to increase sales of highly competitive products, centering on the Chinese-made CGL125 and the Thai-made Wave.

Unit Sales

Years ended March 31

	Thousands		% change
	2004	2005
Japan	716	712	(0.6)%
North America	1,558	1,575	1.1
Europe	231	267	15.6
Asia	341	512	50.1
Other Regions	137	176	28.5

Total	2,983	3,242	8.7%

Net Sales

Years ended March 31

	Yen (millions)		% change
	2004	2005
Japan	¥1,397,237	¥1,463,531	4.7%
North America	3,900,755	3,923,930	0.6
Europe	516,108	597,467	15.8
Asia	532,552	661,471	24.2
Other Regions	245,372	317,236	29.3

Total	¥6,592,024	¥6,963,635	5.6%

Fiscal 2005 Results

In fiscal 2005, unit sales of automobiles rose 8.7%, to 3,242,000 units, due mainly to strong sales in Asia and Europe and increased sales of parts for automobile production to Guangzhou Honda Automobile Co., Ltd., an affiliate of Honda. Segment sales grew 5.6%, to ¥6,963.6 billion, due to increased overseas sales and other factors, which compensated for the negative impact of yen appreciation against the U.S. dollar. Operating income rose 3.1%, to ¥452.3 billion, and the operating margin was 6.5%. It should be noted that the operating income figure does not include income from our affiliates in China and other countries. However, such income is recognized as equity in income of affiliates and reflected in the Company’s net income figure.

Japan

Total domestic automobile demand in calendar 2004 remained largely unchanged, at approximately 5.85 million units. For Honda, however, despite the introduction of two new models, the Elysion and Edix, total unit sales in fiscal 2005 edged down 0.6%, to 712,000 units, due mainly to a decline in sales of the Fit and Life.

In May 2004, we launched Elysion, a new eight-passenger minivan offering a luxurious sense of space and comfort for all occupants. This was followed in July by the release of Edix, a distinctive new minivan featuring six independent seats in two rows of three, creating a variety of seating arrangements to enhance in-vehicle communication. In October 2004, we introduced the all-new Legend, Honda’s flagship luxury performance sedan, featuring a number of advanced technologies, including a 300-horsepower engine and the world’s first Super Handling All-Wheel Drive (SH-AWD) system*1.

In addition to products offering new levels of value, we are applying information technology to improve marketing, sales and service. In these ways, Honda is committed to maximizing the satisfaction of its approximately 8.8 million customers.

North America

In calendar 2004, automobile demand in the United States remained high, totaling 16.91 million units.

In the passenger car segment, the Acura TL and Acura TSX posted healthy sales increases. At the same time, demand for light truck models in North America has continued to increase. In addition to the CR-V, we reported strong sales of the Pilot, now also manufactured on the second production line of the Alabama Plant, which began operation in April 2004. As a result, overall unit sales in North America increased 1.1%, to 1,575,000 units, despite a downturn in the Canadian market.

In September 2004, the Odyssey underwent a full model change, giving it more flexible seating, as well as excellent safety performance and the highest fuel economy in its class. This was followed in October by the release of the new Acura RL, and in December by the launch of the Accord Hybrid sedan, combining a V6 engine with Honda’s Variable Cylinder Management (VCM) system*2 and Integrated Motor Assist (IMA) system*3. In March 2005, we launched the next-generation Ridgeline truck, the first sold in all 50 states to be compliant with California’s ULEV emission standards*4. Developed in the United States, the Ridgeline comes with ample interior space and plenty of cargo room. In these ways, we boosted sales in both the light truck and passenger car markets with the introduction of appealing new models.

Europe

In Europe, overall automobile demand remained almost unchanged in calendar 2004, at 17.57 million units. Nevertheless, Honda’s unit sales in fiscal 2005 jumped 15.6%, to 267,000 units. This was due mainly to an increase in sales of the new Accord, equipped with the Honda-developed i-CTDi diesel engine*5, released in late 2003, as well as continued healthy sales of the Jazz.

*1:	Super Handling All-Wheel Drive (SH-AWD)

This system is the first of its kind in the world to combine front-rear torque distribution control with independently regulated torque distribution to the left and right rear wheels, while distributing the optimum amount of torque to all four wheels.

*2:	Variable Cylinder Management (VCM) system

With Honda’s VCM system, all six cylinders are engaged when power is needed (such as startup and acceleration), but three cylinders on one side become idle when the vehicle is cruising or slowing down. This results in improved fuel economy.

*3:	Integrated Motor Assist (IMA)

With IMA, an electric motor assists by supplying additional power required for startup and acceleration, while the gasoline engine serves as the main source of power.

*4:	Ultra Low Emission Vehicle (ULEV)

This is a type of vehicle that meets California’s strict ULEV exhaust emission regulations.

*5:	i-CTDi

This is a proprietary diesel engine developed by Honda that optimizes combustion through the adoption of a high-pressure fuel injection system, combined with a newly developed emission treatment system. The i-CTDi is also compliant with Euro4 emission standards for 2005.

We unveiled two new models during fiscal 2005, further enhancing Honda’s competitiveness in the difficult European market. In November 2004, we launched the FR-V, and in January 2005 we released the CR-V equipped with a Honda-developed diesel engine. The new CR-V complements the Accord to address growing demand for diesel-powered automobiles in the region.

Asia

Our automobile business in Asia expanded considerably in fiscal 2005. Total unit sales of automobiles and automobile parts sold by Honda and its subsidiaries and affiliates surged 50.1%, to 512,000 units.

In China, the passenger car market has continued to expand, however the effect of money-tightening measures taken by the central government in April 2004 resulted in only a moderate increase in demand for passenger cars during calendar 2004, to around 2.5 million units. Guangzhou Honda, an affiliate of Honda, recorded healthy sales of its popular Accord and Fit Saloon models. It augmented its lineup in September 2004 with a new Fit and in March 2005 with the launch of the all-new Odyssey. Another affiliate, Dongfeng Honda, began production and sales of the CR-V in April 2004. Such enhancement of our offerings resulted in a huge 74.2% jump in unit sales in China, to 263,000 units, including sales of finished cars from Honda and its subsidiaries, plus sales of component part sets for car production to equity-method affiliates.

Demand continued to expand in other Asian markets, with substantial sales increases for the Jazz in Indonesia and the City in India. Sales also rose in Malaysia, Pakistan and Taiwan. For the ASEAN region, unit sales jumped 31.1%, to 249,000 units.

Other Regions

Unit sales in other regions grew 28.5%, to 176,000 units, due mainly to increased sales in South America, Oceania and the Middle & Near East.

In Brazil, sales of the locally produced Fit and Civic increased. In Australia and the Gulf countries, too, we enjoyed healthy sales of the Accord and other models.

Outlook for Fiscal 2006

For fiscal 2006, total unit sales of Honda automobiles is expected to rise 5.3%, to 3,415,000 units.

In Japan, we launched the Airwave, an all-new compact station wagon, in April 2005, followed by the third-generation Step Wagon in May. Featuring a low-floor, low-center-of-gravity platform, the new Step Wagon offers superior comfort and a compact body along with sedan-like handling and maneuverability. This autumn, the Civic will undergo a full model change as part of our strategy to reinforce the Honda brand and boost sales. In sales and services, Honda will continue to maximize lifetime customer satisfaction through a range of initiatives, including active promotion of the “e-Dealer” network linking Honda and its dealers. As a result, we project a 3.9% increase in domestic unit sales in fiscal 2006, to 740,000 units.

In North America, we will continue strengthening sales of the next-generation Ridgeline pickup truck, released in March 2005, and of our existing light truck models. We will further strengthen our lineup through the introduction of an entry SUV for the Acura channel, tentatively named the Acura RD-X, to be introduced in calendar 2006. In the passenger car category, the Civic, which ranks alongside the Accord as one of Honda’s core models in the U.S. market, will undergo its first full model change in five years. In early 2006, we plan to introduce an entry model aimed at the younger generation. Through these and other initiatives, we will further expand sales by offering an appealing range of models in both the light truck and passenger car markets.

On the production side, the second line of the Alabama Plant, which manufactures the Odyssey and Pilot, is scheduled to begin operating at full capacity by the end of 2005. This increased capacity will help meet growing demand for light trucks. We are currently building a new transmission assembly plant in Georgia, which is scheduled to begin operations in fall of 2006. In addition, in spring of 2005 we began expansion of two facilities—the Alabama Plant for local production of new engine parts, and the Ohio transmission plant to accommodate local production of high-precision gears. In these ways, Honda is increasing the ratio of locally procured parts to further strengthen its flexible and highly efficient local manufacturing operation. For fiscal 2006, we project unit sales in North America of 1,675,000 units, up 6.3%.

In Europe, following the launch in January 2005 of the CR-V, equipped with a Honda-developed diesel engine, we plan to release a diesel-powered FR-V, also featuring a Honda-developed engine, in the middle of the year. To further strengthen our product competitiveness in the expanding diesel automobile market, we plan to adopt a Honda-made diesel engine in the new Civic, which will undergo a full model change in early 2006. To accommodate growing sales of locally made diesel-powered Civic and CR-V models, in the latter half of 2005 we will begin assembly of Honda-made diesel engines at Honda of the U.K. Manufacturing, Ltd. As a result, we project a 4.9% increase in unit sales in Europe, to 280,000 units.

In Asia, we project unit sales in fiscal 2006 will increase 5.5%, to 540,000 units. Despite the impact of money-tightening measures implemented by China’s central government, which slowed market growth in 2004, we believe that the Chinese passenger car market will continue to grow, making it the second largest in the world behind the United States.

We will respond to flourishing demand for existing models made by our Chinese affiliate, Guangzhou Honda, such as the Accord and Fit, by further strengthening that company’s sales network and expanding its annual production capacity from 240,000 to 360,000 units in the latter half of calendar 2006.

Similarly, we will expand the sales network of Dongfeng Honda, another Chinese affiliate, and increase its production capacity from 30,000 to 120,000 units by early 2006. These measures are designed to accommodate the significant increase in sales projected for the CR-V, as well as the scheduled introduction of the Civic.

We are expanding production capacity outside of China as well, in order to meet increased demand. In Indonesia, we raised the capacity of P.T. Honda Prospect Motor from 40,000 to 50,000 units. In India, too, we plan to expand the annual production capacity of Honda Siel Cars India Ltd. from 30,000 to 50,000 units by the end of calendar 2005.

In other regions, we project unit sales of 180,000 units, up 2.3% from fiscal 2005. This projected increase takes into account continued sales increases for the Civic and Fit in Brazil, as well as higher sales of the Accord in Australia.

Finance Subsidiaries–Receivables, Net

Years ended March 31

	Yen (millions)		% change
	2004	2005
Non-current	¥2,377,338	¥2,753,266	15.8%
Current	1,264,620	1,396,104	10.4

Total	¥3,641,958	¥4,149,370	13.9%

The finance subsidiaries–receivable category above includes items that have been reclassified as trade receivables and other assets. For more detailed information, refer to Note 4 to the consolidated financial statements, Finance Subsidiaries–Receivables and Securitizations.

Fiscal 2005 Results

We offer an array of financial services to our customers and dealers in the effort to support sales of our products. These services are provided through financial subsidiaries in the United States, Japan, Canada, the United Kingdom, Germany, Brazil and Thailand. In fiscal 2005, net sales of our financial services business, including inter-segment sales within Honda, rose 5.4%, to ¥259.1 billion, due mainly to strong sales of automobiles in the United States. This was despite the negative effect of yen appreciation against the U.S. dollar. Operating income declined 17.1%, to ¥89.9 billion, due largely to higher interest rates paid to raise funds, which outweighed the benefits of a higher loan balance accompanying expansion of our business.

Outlook for Fiscal 2006

Based on expectations of renewed growth in our operations, especially the automobile business, in fiscal 2006 we look forward to further expansion of our financial services business, which helps bolster sales from other businesses.

Fiscal 2005 Results

In fiscal 2005, unit sales of power products rose 5.0%, to 5.3 million units, due mainly to increased sales of general-purpose engines in North America. Net sales from power products and other businesses, including sales between segments, edged up 0.3%, to ¥342.8 billion. Operating income soared 85.9%, to ¥19.3 billion, and the operating margin was 5.6%.

Unit Sales

Years ended March 31

	Thousands		% change
	2004	2005
Japan	477	432	(9.4)%
North America	2,363	2,514	6.4
Europe	1,261	1,309	3.8
Asia	619	712	15.0
Other Regions	327	333	1.8

Total	5,047	5,300	5.0%

In Japan, unit sales of power products fell 9.4%, to 432,000 units, due largely to declines in sales of power generation equipment and a decrease in sales of the GX series of general-purpose engines supplied to pump manufacturers on an OEM*1 basis.

In North America, unit sales grew 6.4%, to 2,514,000 units, due to solid sales of power generation equipment, as well as strong sales of highly price-competitive, Thai-made GX general-purpose engines for use in high-pressure cleaning equipment.

Unit sales in Europe climbed 3.8%, to 1,309,000 units, bolstered by firm demand for Thai-made GX general-purpose engines, as well as healthy sales of GC engines for use in lawn mowers.

In Asia, unit sales jumped 15.0%, to 712,000 units. This was due primarily to increased sales of GX engines reported by our Thai subsidiary and higher sales of production components to Jialing-Honda Motors, an equity-method affiliate in China.

In other regions, unit sales moved up 1.8%, to 333,000 units. In Brazil, we reported increased sales of GX engines manufactured in Brazil, which become more price-competitive as a result of further cuts in procurement costs. In Australia, we posted higher sales of the HRU series of push lawn mowers, boasting superb fuel efficiency.

In July 2004, Honda rolled out the world’s first power generators capable of simultaneous output of different voltages. Equipped with sine-wave inverters, these were released as the EM45is and EM55is in Japan and the EM5000is and EM7000is in North America.

*1:	Original equipment manufacturing (OEM)

OEM refers to products and components supplied for sale under a third-party brand.

In September 2004, we launched the Honda-original, hybrid HSS970i snowblower in Japan and Europe. The HSS970i features a gasoline engine for removing snow and an electric motor for travel motion. We also began domestic sales of the Salad FF500 mini-tiller, boasting improved performance and operating efficiency thanks to a high-powered engine. The Salad series continues to be well-received by Japanese customers.

In Japan, we launched the HRX537 push lawn mower, combining myriad functions in a single unit and featuring excellent economy and environmental performance, in February 2005. In the United States, we unveiled the FG110 portable tiller, offering improvements in fuel economy and lightness. Back in Japan, we worked hard to promote our compact, home-use cogeneration system*2, which greatly reduces environmental impact compared with conventional systems.

Outlook for Fiscal 2006

In fiscal 2006, we expect unit sales of power products to grow 9.2%, to 5.79 million units.

Domestically, we will target increased sales of the Salad FF5000 mini-tiller, launched in September 2004. We will also continue promoting our compact, home-use cogeneration system.

We will strive to further boost sales of power products in North America, centering on the EU2000i inverter-equipped mobile generator for camping and leisure use, in response to emerging customer needs. In the United States, we will spearhead new initiatives aimed at commercializing our home-use cogeneration system.

In July 2005, Honda will release the iGX440, a next-generation, general-purpose engine featuring enhanced user-friendliness, superior environmental performance and reduced noise thanks to adoption of electronic engine speed control*3 and other technologies.

Meanwhile, we will step up efforts to supply highly competitive, Asian-made products, notably the GX series, to customers in each region.

Through these initiatives, we are targeting further sales increases, especially in North America and Asia.

*2:	Compact, home-use cogeneration system

Honda has combined its original electromagnetic inverter technologies with the world’s smallest(i) natural gas engine (GE160V) in an efficient layout to create a small, lightweight generation unit. Due to its compactness, the unit can be installed in the home and boasts an overall energy efficiency of 85%. It also emits approximately 30% less carbon dioxide than conventional natural gas-powered generators or hot-water heating units using natural gas.(ii)

i:	A Honda development, the reciprocal gas engine
ii:	Data from Honda test results. Data compares electric power from natural gas-powered generation with hot-water heating units that use natural gas (as of April 2005).
*3:	Electronic speed control

With Honda’s original electronic engine speed control technology, the electronic control units continuously monitors throttle opening and engine speed, electronically regulating the throttle to maintain a constant engine speed, even under changing engine load conditions.

The Continuous Advancement of the *Civic*

According to Webster's dictionary, the word "civic" means "of or relating to a citizen, a city, citizenship or civil affairs." And so it was that the Honda *Civic* made its world debut in 1972, a year of great advancement in motorization in Japan. As its name suggests, the *Civic* incorporated Honda's wish to create "a car for all people, a car for the world." Ever since, the *Civic* has embodied Honda's challenging spirit, always ahead of the pack and always delivering new levels of value. Now, 33 years since its launch, the *Civic* is sold in approximately 160 nations and regions worldwide. The *Civic* is truly a car for the global citizen and continues to earn the support and love of people around the world.

In this section, we will describe the evolution of the *Civic* as it approaches its first full model change in five years. We will also describe how our values have been encapsulated in this remarkable car.

(Above) First-generation *Civic*
(Below) 2006 *Civic* (concept)

21

The Continuous Advancement of the Civic Birth of the Civic

Honda Targets World Market As Newcomer in Automobiles

The year 1970 was a historic one for Japan. Amid a period of remarkable economic growth, the nation hosted the Osaka Expo and busily prepared itself for the 1972 Sapporo Winter Olympic Games. These international events prompted Japan to accelerate the building of transportation infrastructure and fueled its swift transition into an urbanized society, symbolized by the automobile. It was then that Japan took over the position as the world’s No. 2 automobile manufacturing nation.

Such rapid economic expansion and urbanization caused major issues in the form of traffic jams and air pollution. At the time, Honda specialized in high-performance, sporty vehicles. Given the issues facing the nation, however, the Company assumed the urgent task of developing a new, economic passenger car that would become a central part of people’s lives. This led to the creation of the first-generation Civic, a strategic model incorporating the comprehensive strengths of Honda.

The Civic’s development process contrasted completely with Honda tradition. Rather than pursue development based primarily on the vision of Company founder Soichiro Honda, the Civic’s development team traveled to various world markets, gained local knowledge and experience first-hand, and then set about creating a car that “is needed right now.”

Honda’s previous models had extremely high-performance engines, but were lacking in terms of space, noise reduction and weight balance—which are important factors in creating a car that is closely tied to people’s lives. After reflection, the Company decided to develop a new model that was compact and nimble—a basic car acceptable to people worldwide that provided “maximum value from the minimum number of mechanical components.”

As a latecomer to the automobile industry, the Company’s decision to lead the industry in developing a global car for world markets was a true demonstration of Honda’s challenging spirit which has remained to this day.

At the time, the traditional “front-engine, rear-wheel-drive, 3-box” design (engine compartment, cab and trunk) was the mainstream standard for compact cars, but the Company boldly chose a “front-engine, front-wheel-drive, 2-box” specification (engine compartment and cab only) as the concept for the “basic world car.” Its project members were confronted with multiple new challenges and difficulties in the development process, and overcoming these issues led to the birth of new technologies. One was related to weight reduction. By decreasing the thickness of steel sheets to one-millimeter units and modifying their structure, the Company overcame conventional wisdom and achieved new levels of vehicle lightness, which also contributed greatly to reduced cost and fuel efficiency. Also, Honda chose an independent strut-type suspension*1, which offered a sporty driving feel as well as a comfortable ride, rather than the rigid-beam suspension used in most Japanese compact cars and trucks at the time. In another revolutionary first, the Company introduced its transverse-mounted engine to the compact car market, where vertical engines had been mainstream—giving its cars a “roomier” feel.

Perhaps the greatest determining factor in the success of the first-generation Civic was the distinctive three-door hatchback styling, which was unusual in Japan despite having won attention in Europe and North America. The Civic’s “mold” design spurned the traditional obsession with style and took the “maximum value from the minimum mechanical space” concept to the extreme. This design helped entrench its image as a familiar “people’s car.”

After only two years of extensive trial and error—an incredibly short amount of time in those days—development was complete, and the Civic made its debut, with a two-door model in July 1972, followed by a three-door version in September. The series was a major hit, especially among young people. For three consecutive years, from 1972 to 1974, the Civic won the Car of the Year Japan award, firmly entrenching its name in the Japanese market.

In 1972, Honda also began exporting the Civic to the United States, and its innovativeness soon won widespread acclaim internationally. Exports to Canada began in 1973, and between 1976 and 1978 the Civic was the best-selling import car for 28 consecutive months in that nation.

Low-Emission CVCC Engine Developed Ahead of World’s Major Competitors

The Civic CVCC, launched in the United States in 1974, was instrumental in cementing Honda’s reputation overseas. Initially, practically all manufacturers regarded the U.S. Clean Air Act*2 restrictions as impossible to meet. In 1972, however, a new Civic equipped with a CVCC engine became the first model in the world to officially qualify under the new standards. Honda, a latecomer to the automobile market, saw the legislation as a golden opportunity, not only to protect the environment and otherwise fulfill its social commitment but also to join the leaders in the front line of technology. The Company instantly took on the challenge with conviction.

Since first entering the Isle of Man TT races in 1954, Honda had used the racetrack as a testing ground, making excellent technological progress in the areas of speed and durability, as well as maximizing safety. The Company also learned much about setting and meeting difficult goals through its racing activities, and soon fully mastered the principles of engine combustion. Indeed, the renowned CVCC engine was the result of product development conducted through Honda’s racing activities.

The CVCC engine won acclaim not only for its clean emissions but also for its excellent fuel efficiency, and Honda later even offered its technologies to other companies. In subsequent tests conducted by the U.S. Environmental Protection Agency (EPA), CVCC received the No. 1 fuel efficiency ranking for four consecutive years. In addition to meeting stringent emission standards, therefore, the Civic CVCC delivered superior economy and performance, thus strengthening Honda’s reputation for technological excellence in the minds of customers.

To this day, Honda has pursued an unwavering policy of meeting social obligations and offering technologies that benefit the world. This policy began with the CVCC engine.

The Civic not only became the foundation for subsequent Honda compact vehicles but has since prevailed through periods of major change, including oil crises and diversifying values. It has become a true “car for the people,” as its name suggests.

*1:	Independent strut-type suspension With an independent strut-type suspension, the suspension of the right and left wheels operates independently, as opposed to a rigid-beam suspension, where the suspension of the right and left wheels is fixed onto each axle.
*2:	U.S. Clean Air Act In 1970, the so-called “Muskie Law,” an amendment to the U.S. Clean Air Act, was passed. Under the new law, the carbon monoxide, hydrocarbon and nitrogen oxide levels in emissions of 1975- and 1976-model vehicles had to be at least 90% lower than for 1970 and 1971 models. At the time, these were the most stringent emission standards in the world.

The Continuous Advancement of the Civic

Basic Car for the World

Honda’s Overseas Business Progresses in Tandem with the Civic

Honda’s overseas business has advanced in parallel with the globalization of the Civic, which is now sold in approximately 160 nations and regions worldwide. Overseas production began in Indonesia in 1975, and Civic vehicles are now made in 11 countries, including North America, Europe, Asia and South America. Total cumulative production of Civic models at the end of calendar 2004 was approximately 16 million units—making it one of the most popular models in Honda history. In addition to expanding its overseas business, Honda has made incremental increases in the Civic’s local content*3, which has reached 97% in North America, 85% in Europe and 72% in the ASEAN market, served by the model manufactured in Thailand.

The localization of the Civic and Honda’s business expansion in the United States are two sides of the same coin. In 1986, Honda of America Mfg., Inc. (HAM), began making the Civic, having already built the Honda Accord, at its Marysville Auto Plant in Ohio. In the following year, Honda announced its “Five Part Strategy for North America” initiative*4, which called for increased localization, not only of sales but also of production and research and development. As part of this initiative, Honda built a second U.S. auto plant, in East Liberty, Ohio, in 1989, with the Civic as its core model for full-scale localization of production.

In 1992, Honda R&D Americas, Inc. (HRA), developed the Civic Coupe, a dedicated model for the North American market. Until that time, the design of the Civic was common throughout the world—consistent with its image as a “world car.” In this case, however, Honda focused closely on local needs and created a model specifically for the local market. The response was very positive, further boosting the profile of the Civic.

The Civic also has a long history in Europe. Since sales began there in 1973, the Civic has progressed in line with changing market needs. Among world markets, demand for compact hatchback vehicles is strongest in Europe, and competition there is fiercest. In response, Honda focused on four-door and five-door hatchbacks when it embarked on production of the Civic in the region. Since 2001, a three-door model produced locally at Honda of the U.K. Manufacturing Ltd. has been exported to the United States and Japan, ushering in a new era in which a European-made Civic debuted on the world stage.

As the pace of motorization picks up in Asia, the Civic continues to be warmly received by customers as a car with high added value. In the Middle & Near East, South America and other developing markets, as well, the Civic remains highly regarded as a status symbol.

As we can see, the Civic is positioned differently according to the characteristics of each specific market. In any case, technological advances have given its true global appeal, both as a “people’s car” for commuters and a “prestige automobile” with added value.

Honda’s Worldwide Car Production and Production of the Civic (Cumulative)

Note:	Through 1996, worldwide production figures are the total of Japanese production (CBU+CKD) plus exports of knockdown kits.
From 1997 onward, these figures are calculated on an off-production-line basis, excluding domestic production (CBU+CKD) and overseas production (CKD).

New Manufacturing System Attributable to the Civic

The globalization of the Civic is closely associated with Honda’s progress in manufacturing processes. The New Model Center, for example, was established in Tochigi Prefecture in 1997 to “develop high-quality production technology for automobiles.” It is charged with the task of improving the quality of automobiles produced at Honda’s facilities around the world. Planning of every Civic series since the seventh generation has been spearheaded by the Center, via computer-aided design on a global scale. With computer-aided design technology, various processes including designing, simulations and production support are done digitally. Moreover, Honda’s production teams in various countries create prototype vehicles that reflect their respective market needs, in an effort to incorporate global production requirements into planning from the early design stage.

In 1998, Honda began implementing its New Manufacturing System. In September 2000, this innovation was extended to cover all major production facilities worldwide—a decision sparked by the rollout of the seventh-generation Civic at its Suzuka Plant. By making production equipment more flexible and standardizing assembly line processes, Honda built a production system capable of responding flexibly to changing markets while maintaining high levels of quality. It also enabled the Company to lower investment costs associated with the launch of new models.

In these ways, the Civic has continued to play a major role, not only in its performance as a product, but also in Honda’s advancement as a corporation, in such areas as the simultaneous development around the world of different body types, as well as new product development and manufacturing systems.

*3:	Local contents

For measuring procurement ratios, we use the former EPA method for North America and the EPA method for Europe.

*4:	Five Part Strategy for North America

(1) increased local content targets (75% by 1991); (2) strengthening and expansion of Honda R&D Americas (increase in associates and acquisition of comprehensive test track facility); (3) strengthening and expansion of the Ohio facility of Honda Engineering North America, Inc., which is responsible for production systems and technologies (increase in associates to boost capacity); (4) expansion of HAM’s No. 2 line and engine production project (boost finished vehicle output to 150,000 units per year and raise capacity of engine production line); and (5) establish an export plan for HAM-produced passenger vehicles (increase in exports, including to Japan, in line with expanded production capacity).

Technologies for the Society

Throughout its history, Honda has consistently incorporated the day’s most advanced, leading-edge technologies into its Civic models, opening up new frontiers for the compact car. The progress of the Civic is an exact parallel of Honda’s technological progress. This is a result of the Company’s willingness, since developing the first-generation Civic, to make available technologies that help society, in such areas as environmental protection and safety. (Please refer to page 29 of this report.)

In 1998, Honda began making and selling the Civic GX, a compressed natural gas (CNG) powered vehicle, in the United States. In 2001, it began production and sales in Japan of the Civic Hybrid, which was subsequently sold overseas, first in North America and Europe, then throughout the world. In 2000, we completed construction of the world’s first indoor omni-directional vehicle-to-vehicle crash test facility, located in Tochigi Prefecture. Utilizing this facility for the seventh-generation Civic, we achieved the Euro NCAP*5 four-star rating for passenger safety and a three-star rating for pedestrian safety—both landmarks for this class of car—earning the Civic a reputation as “the safest car in Europe.” In this way, the Civic has served as Honda’s flagship model, continuing to advance one step ahead of the expectations of society.

The sophistication of technologies incorporated into the Civic has been reflected in its reception of multiple awards in various nations. The Civic has received the Car of the Year Japan award on seven occasions. In 2000, Automotive Engineering International, the monthly publication of SAE International*6, voted the 1974 Civic CVCC the Best Engineered Car of the 20th Century (1970s category), the only Japanese car to receive this honor. These and other awards are testimony to Honda’s high level of technological excellence and a great boost to the confidence of its development teams.

*5:	Euro NCAP (European New Car Assessment Program) A government-backed testing center for automobile crashworthiness.
*6:	SAE (Society of Automotive Engineers)

SAE was formed in 1905. Now called SAE International, it has approximately 80,000 individual members worldwide. In 2000, it conducted its Best Engineered Car of the 20th Century survey via its monthly publication, Automotive Engineering International, in which readers submitted their choices for the best engineered cars in each of the ten decades of the 20th century. Votes were based on three criteria: (1) “The car successfully introduced a new engineering system and/or solution that was subsequently adopted by others, either wholly or in part”; (2) “The car enjoyed exceptional longevity in the marketplace, thereby indicating and validating sound initial engineering capable of further development”; and (3) “The car achieved better performance than its contemporaries by virtue of the excellence of its engineering.” Honda’s Civic CVCC was voted the Best Engineered Car of the 20th Century in the 1970s category.

The Continuous Advancement of the Civic The New 2006 Civic

From fall 2005 to mid-2006, the Civic will undergo its first full model change in five years. Naturally, the new Civic will incorporate “advanced, leading edge technologies,” as it has always done in the past. In addition, it will feature models tailored to the specific characteristics of its various regional markets. In other words, the new Civic will be better suited to each local market than ever before.

In the United States, the series will include the ever-popular two- and four-door models, providing excellent driving comfort and fuel economy thanks to a new engine, and improved safety performance. Honda will build a stronger sales foundation and strive to enhance the Civic’s appeal to younger customers.

In Europe, where competition in the compact car market is intense, Honda will broaden its presence by introducing a five door model, for which demand remains strong. Moreover, the sporty look of the current model, which is very popular, will be further highlighted in an effort to attract younger drivers. The new Civic series will also feature an original Honda-developed diesel engine that has already proved highly popular in its Accord and CR-V models. As the market for diesel-powered vehicles continues to expand in Europe, Honda will increase its profile accordingly.

In Japan and elsewhere in Asia, Honda will rejuvenate the Civic’s image by providing new visual features that closely reflect regional characteristics.

In 2006, Dongfeng Honda Automobile Co., Ltd., an affiliate based in Wuhan, China, will begin producing the new Civic, as well. It will be positioned as a mainstay model following the success of the Accord, Odyssey, Fit series and CR-V, which have together underscored Honda’s brand image in China. As a result, the Civic will be produced in six regions worldwide, further highlighting its presence as a truly global car.

All of the new Civic models worldwide will feature newly developed engines that deliver performance equivalent to larger engines, but with the fuel efficiency of smaller engines—thereby taking performance and efficiency to a new level

The Future for the Civic and Honda

According to the original development team of the Civic, “We were committed to creating a car that made people smile. We knew that we could deliver a good product to our customers if we could convey our beliefs with strong conviction. The Civic enabled us to achieve our quest.” Honda’s concept of “a car for all people, a car for the world” has been truly incorporated in the Civic, which has advanced together with the changing needs of the times and consistently provided new levels of value to customers worldwide.

In the early stages of the new century, the world is facing a mixture of both accelerating globalization and more distinctive regional attributes. Starting from the autumn of 2005, the Civic will undergo its first full model change in the 21st century. It will take a giant leap forward in meeting the increasingly diverse needs of customers as it evolves into a “car for the global citizen that reflects the times and regional values.”

As the times change, the values people expect from their products also change. Both Honda and the products we make will continue to advance in order to pursue new values. Together with the reborn Civic, Honda will continue to grow in the years to come.

[Successive Honda Civic Generations]

First Generation (1972)

Following the original two-door and three-door Civic models, the Company expanded its lineup with the Hondamatic (variable-speed automatic) and Civic CVCC in 1973. These were complemented in 1974 by the sporty Civic RS, with a twin-cab engine, and the Civic Van, a practical, commercial-use vehicle. For three consecutive years—from 1972 to 1974—Civic was awarded “Car of the Year Japan.” Overseas, as well, the Civic CVCC earned high acclaim in the United States. In 1973, the Civic ranked third in Europe’s “Car of the Year” awards—the highest ranking for a Japanese vehicle at that time. It also took the top prize among imported vehicles in the U.S. Road Test magazine’s “1974 Car of the Year.”

Second Generation (1979)

Seeking to create a “high-quality car representing 1980s values,” Honda implemented the first full model change of the Civic in seven years, resulting in enhanced economy, interior comfort and driving performance. This led to the development in 1980 of the CVCC-II engine, which delivered improved combustion efficiency. In 1981, Honda rolled out the Civic Country station wagon and the Civic 4-Door Sedan, featuring a Hondamatic transmission with overhead drive, front-wheel drive and notchback styling. The new Civic received the “U.S. Import Car of the Year 1980” award from Motor Trend Magazine.

Third Generation (1983)

The concept for the third-generation Civic was “maximum space for people, minimum space for mechanisms.” Based on this concept, Honda developed three-, four- and five-door variations of the Civic—a three-door hatchback and four-door sedan, as well as a five-door shuttle offering superior utility space. In 1984, the Company unveiled the Civic Si, featuring a DOHC engine incorporating Formula 1 technologies. It was instantly popular thanks to its innovative, long-roofed design, and won the “Car of the Year Japan” award in 1984. In the United States, the Civic placed first in fuel efficiency tests conducted by the U.S. Environmental Protection Agency in 1984 for the second consecutive year. In Europe, it won the “Torino-Piedmonte Car Design Award 1984.”

Fourth Generation (1987)

Developers of the fourth-generation Civic emphasized “exhilarating performance based on human sensitivities.” Targeting higher efficiency, Honda created its Hyper 16-valve engine in five variations, from 1,300cc to 1,500cc. Combined with a four-wheel double wishbone suspension, the result was everything a person could want in a car. In 1989, the Company unveiled the Civic SiR, equipped with its high-performance DOHC VTEC engine, featuring Honda’s revolutionary variable valve timing technology. That model received the “Golden Steering Wheel Award” from Bild am Sonntag, a German newspaper. It also ranked first according to a 1989 survey about car quality and reliability conducted by France’s L’Automobile Magazine.

Fifth Generation (1991)

The most striking feature of the fifth-generation Civic was it futuristic aerodynamic form, with flexible interior space to suit the specific requirements of young people. The new series also heralded the arrival of new VTEC engine variations to provide an excellent mix of driving performance and high fuel efficiency. These included the 170-horsepower DOHC VTEC, the ultrahigh fuel efficiency VTEC-E and a high-balance VTEC. The new cars represented a major advancement in human and environmental friendliness, with enhanced safety features and a high proportion of recyclable components. The fifth-generation Civic received “Car of the Year Japan” awards in 1991 and 1992.

Sixth Generation (1995)

Transcending its traditional “car for the masses” appeal, the sixth-generation Civic sought to become a vehicle that represents the times from a global perspective. It incorporated a range of new technologies to satisfy strong demand for high performance, safety and low emissions. These included the 3-stage VTEC engine, boasting high output and high fuel efficiency and Honda Multimatic, a next-generation, variable-speed automatic transmission. Consequently, the Civic received “Car of the Year Japan” awards in 1995 and 1996.

Seventh Generation (2000)

The seventh-generation Civic was developed as the “benchmark for compact cars,” satisfying all important criteria, with maximum cabin space, superlative economy and smooth ride, and unparalleled safety for occupants and pedestrians. The interior space was made more comfortable based on a low, flat-floor design enabling occupants to easily move between front and rear seats. Due to Honda’s G-CON collision safety technology, the seventh-generation Civic has met the highest safety standards, winning “Car of the Year Japan” awards in 2001 and 2002.

[Key Technologies Behind the Civic’s Evolution]

Environment and Safety

Honda proactively employs advanced environmental and safety technologies, reflecting its commitment not only to comply with regulations but also to pass the “joy of mobility” on to future generations.

Environmental Initiatives

May 2005 saw the enactment of the Kyoto Protocol Target Attainment Plan in Japan, and the nation has since joined together to expedite efforts to meet the Plan’s targets.

Honda began actively tackling environmental issues from an early stage. In 1992, we announced the “Honda Environment Statement,” which clarifies our stance with respect to the environment. Following the principles outlined in the Statement, Honda will step up efforts across all product categories, focusing on such challenges as making exhaust gases cleaner, improving fuel economy and increasing the recyclability of products and materials. We will also boost development of next-generation energy technologies, including fuel cells. In addition to establishing “green factories” within our various production facilities, we will employ Life Cycle Assessment (LCA) techniques to lower the environmental burden of all of our business activities—including distribution and sales. In these ways, we will strive to minimize the impact of our operations on the environment.

Achievement of 2005 Targets

In 1999, Honda announced companywide 2005 targets for reducing exhaust emissions and increasing fuel efficiency, and has since reported annually on its progress in meeting these targets. We intend to meet all of these targets by the end of fiscal 2006.

Motorcycles

In the area of motorcycles, we completed the changeover to four-stroke engines in all models, with the exception of some specialty products, in order to achieve cleaner exhaust emissions and higher fuel efficiency. We are also incorporating more fuel injection technologies into our small-displacement models and we are stepping up development of new technologies and expanding their application in our mass-produced models.

1. Cleaner Exhaust Gas

2005 Target

To reduce total hydrocarbon (HC) exhaust emissions (total for Japan, the United States, the European Union and Thailand) of new vehicles to approximately one-third of the fiscal 1996 level.

Progress

•Target attained

In the previous fiscal year, ended March 2004, total HC emissions from new motorcycles were up 3.3% from the preceding period. In the fiscal year ended in March 2005, however, we achieved a 4.9% reduction (compared with fiscal 2004) thanks to increased development and application of new technologies. This means that Honda has reduced HC emissions to approximately one-quarter of 1995 levels—representing major progress since 2000, when it reached its original target (one-third of 1995 levels). In Japan, total HC emissions in fiscal 2005 were equivalent to 13.3% of the 1995 level, down 2.9% from fiscal 2004. This stemmed from the full-scale adoption of four-stroke engines and incorporation of FI technologies in small-displacement models, as well as further technological developments and their expanded application in mass-produced motorcycles.

Environment and Safety

2. Improvement in Fuel Economy

2005 Target

To improve fleet average fuel economy (total average in Japan, the United States, the European Union and Thailand) by approximately 30% compared with fiscal 1996.

Progress

•Target attained

Honda expanded the use of four-stroke engines in motorcycles not only in Japan, but overseas, as well. It also developed and applied new technologies that enhance fuel economy, including by increasing fuel injection-equipped motorcycles in Japan and abroad. As a result, we achieved a 34.2% improvement in average fuel economy in fiscal 2005 (compared with the fiscal 1996 level), surpassing the 30% milestone attained in fiscal 2004.

Automobiles

Besides achieving cleaner exhaust gas and improved fuel economy for Honda automobiles, efforts are under way to develop products using alternative forms of energy.

1. Cleaner Exhaust Gas

2005 Target

To reduce total hyrdrocarbon (HC) and nitrogen oxide (NOx) exhaust emissions by approximately 75% for new vehicles in Japan, compared with 1995.

*	Practically all of Honda’s passenger vehicles have been approved as “««« low emission vehicles” or “«««« low emission vehicles.”

Progress

•Target attained

The target of a 75% reduction in total exhaust emissions in Japan (compared with the fiscal 1996 level) has been attained since fiscal 2004.

*	Total HC emission level: Reduced by around 86.0% (compared with fiscal 1996)

*	Total NOx emission level: Reduced by around 86.0% (compared with fiscal 1996)

2. Improvement in Fuel Economy

2005 Target

To achieve the new fuel efficiency standards of Japan for fiscal 2011 in all weight categories; and to improve fleet average fuel economy for gasoline-powered vehicles by approximately 25% compared with fiscal 1996.

Progress

•Target attained

Honda has achieved the new fuel efficiency standards in all weight categories. In fiscal 2005, fleet average fuel economy had improved approximately 30.9% compared with the fiscal 1996 level. Honda reached the 25% target in fiscal 2002 and continues to record further improvements.

Power Products

In this segment, Honda focuses on cleaner exhaust emissions and improved fuel economy in anticipation of more stringent regulations being implemented in various countries.

1. Cleaner Exhaust Gas

2005 Target

To reduce average exhaust emissions (average emission levels worldwide) of HC and NOx by approximately 30% for new products (compared with the fiscal 1996 level).

Progress

•Target attained

We achieved the target of a 30% reduction in average HC and NOx emission levels in fiscal 2002. For fiscal 2005, average HC and NOx emissions were 38% lower than the fiscal 1996 levels, thanks to ongoing efforts in this area.

2. Improvement in Fuel Economy

2005 Target

To improve average fuel economy by approximately 30% (compared with fiscal 1996).

Progress

•Target attained

By March 2005, the average fuel economy had improved by approximately 28% of the fiscal 1996 level.

Environment and Safety

Global Activities

Honda’s global mission is to create products with the highest level of environmentally friendly technologies through the adoption of the most efficient manufacturing systems in all regions. Below are some examples of Honda’s overseas activities involving automobiles.

Thanks to its proprietary technologies, Honda is able to offer a wide range of products that deliver environmental performance beyond legal requirements adopted in various parts of the world with regard to reducing exhaust emissions and improving fuel economy. The Company continues to make a valuable contribution to today’s mobility-oriented society by reconciling demand for transportation with the manufacture of products that have minimal impact on the global environment. Honda has adopted the following three key approaches in all product categories.

1.	Further improvement in exhaust emissions and fuel efficiency of internal combustion engines;
2.	Advances in hybrid vehicle technologies;
3.	Widespread adoption of alternative energy vehicles.

1. Further Improvement in Exhaust Emissions and Fuel Efficiency of Internal Combustion Engines

•North America (United States)

Honda is one of the leading automakers in the United States and has achieved the industry’s highest corporate average fuel economy (CAFE) ranking for its 2004 year models. Consistently supplying the U.S. market with vehicles that surpass emissions requirements, Honda was the first automaker to launch Low Emission Vehicles (LEVs), Ultra-Low Emission Vehicles (ULEVs) and Super Ultra-Low Emission Vehicles (SULEVs) in this market. Today, more than 60% of Honda and Acura vehicles have either achieved or surpassed the federal government’s Tier2/bin5 exhaust emission standard (NOx: 0.07g/mile) *1. Based on such successes, in December 2004, Honda received the “2004 Greenest Automaker” award from the Union of Concerned Scientists (UCS).

•Europe

In Europe, Honda offers low-fuel-consumption vehicles, hybrid vehicles and clean diesel vehicles in an effort to reduce carbon dioxide levels. It is making steady progress toward attaining its 2009 target of 140g/km (carbon dioxide emissions) set voluntarily by the industry.

•Asia

In Thailand, Honda offers the Jazz, whose performance exceeds Euro4*2 emission regulations due for implementation in 2007. In calendar 2004, vehicles meeting Euro4 regulations accounted for 40% of Honda’s sales in Asia. All Honda models sold in China already meet Euro3 regulations, due for gradual implementation in Beijing starting in November 2005.

2. Advances in Hybrid Vehicle Technologies

In November 1999, Honda unveiled the Insight, its first hybrid vehicle, equipped with the Company’s original Integrated Motor Assist (IMA) system. The Insight delivered the world’s highest-level fuel efficiency* for a gasoline-powered vehicle. In December 2001, Honda launched the Civic Hybrid. This was followed in December 2004 by the Accord Hybrid, launched in the United States as the world’s first V6 hybrid vehicle, combining Honda’s IMA hybrid technology with its Variable Cylinder Management (VCM) engine technology. Production of Honda’s hybrid vehicles currently takes place at two facilities in Japan, in Suzuka and Saitama. The mass-market Civic Hybrid model is sold in 19 countries, including North America, Europe, Japan and Asia/Oceania. Global sales of hybrid vehicles stood at around 100,000 units as of April 2005 (89,000 units in the United States, 5,900 in Japan, 3,800 in Europe and 1,500 in Canada).

*	Fuel efficiency of the Insight (10-15 mode, 5-speed MT) was 35.0 km/l at the time of its introduction in 1999. The current model achieves 36.0 km/l.

3. Widespread Adoption of Alternative Energy Vehicles

Honda leads the automotive industry in promoting the widespread adoption of alternative energy vehicles. By the end of fiscal 2005, Honda had delivered a total of 19 FCX fuel cell vehicles in the United States and Japan. We are also working to increase sales of our natural-gas-powered Civic GX sedan in North America. In addition, we are working on the infrastructure to supply alternative forms of energy, including development of hydrogen fuel stations and promotion of a home fueling system for natural-gas-powered vehicles.

In April 2005, Honda began selling its natural-gas-powered Civic GX sedan in California, together with a home natural-gas fueling system called Phill (left of photo).

*1:	Tier2/bin5 (NOx: 0.07g/mile)

This standard for exhaust emissions went into effect in 2004, as established in the United States by the Environmental Protection Agency as part of the U.S. Clean Air Act. There are 11 “bin” emission categories. Bin 5 is a stringent level that must be met in order to continue selling vehicles in the United States.

*2:	Euro4

Exhaust emission regulations implemented in Europe from 2005. Although China and many Asian countries have introduced European regulations, at present they only comply with Euro3 standards. Euro4 is a stringent level that Thailand is considering adopting from 2008.

Note:	For further details, please refer to the Honda Environmental Annual Report 2005.

URL:	http://www.honda.co.jp/environmental-report/2005/

Safety Initiatives

As a manufacturer of mobility products, Honda is committed to making products that provide high levels of safety, not only for drivers and passengers but also for pedestrians. We are committed to promoting safer driving and to making mobility safer for everyone.

Safety Technologies

Honda is committed to improving and adopting a wide range of safety technologies. These include accident avoidance technologies, technologies that minimize the impact on passengers and pedestrians in the event of an accident, and technologies that mitigate the impact of a collision on other vehicles.

Seeking to increase stability and ensure more effective braking control, Honda has set the target of incorporating its Hydraulic Combined Anti-Lock Brake System*3 into all new touring and sports bikes (250cc and above) and large-displacement scooters by the end of 2007. We also plan to adopt the system in all 250cc-and-above bikes, except off-road models, as standard by 2010. Moreover, all on-road and off-road models will be equipped with ABS braking. As a leader in the European motorcycle market, Honda is committed to actively incorporating the aforementioned safety technologies into its motorcycles, to help realize the European Commission’s plan to cut road deaths in half by 2010.

In our automobile business, Honda is demonstrating its “Safety for Everyone” commitment by incorporating a core set of safety features as standard equipment on every vehicle we sell. By the end of 2006, all Honda and Acura models sold in the United States and Canada will feature front-side airbags, side curtain airbags, anti-lock brakes and pedestrian safety technologies in all but a few niche models; with Vehicle Stability Assist (VSA) and side curtain airbags with rollover sensors as standard features in all light trucks. Finally, Honda’s Advanced Compatibility Engineering (ACE) body structure is being introduced to all vehicles as new platforms are introduced during full model changeovers.

Promoting Safer Driving

Honda will expand its driver safety promotion activities, which have been in place for some time, to include Asian countries undergoing rapid motorization. We will continue promoting our traffic safety education programs to meet the diversifying needs of customers and step up safety initiatives conducted at the local level through our sales outlets. By enhancing education of riders and drivers, we are dedicated to creating an even safer society for drivers, passengers and pedestrians.

Driver safety programs modeled on Honda’s activities in Japan are now operated by 22 corporations in 16 countries. These programs are modified to reflect the various driving conditions and licensing systems of each country. In 2004, four more countries began such driver safety programs. They include in-house instructor training programs conducted by our motorcycle distributors in South Korea, Malaysia and Turkey, with the goal of promoting safer driving practices among dealerships. In Germany, Honda has joined forces with the German Automobile Association to run education programs to enhance the safety skills of people returning to motor-cycles after a long absence. In 2004, we upgraded the content of programs offered in China since 2003 and in Thailand since 1989, accelerating Honda’s commitment to the local communities.

In 2005, Honda plans to add Russia to the list of countries where it provides full-scale driver safety activities, in anticipation of further growth of the automobile market in that nation.

Honda will continue seeking the opinions of customers and society as it strives to further enhance its “Safety for Everyone” initiatives.

*3:	Hydraulic Combined Braking System with ABS

This is an original Honda development. It integrates a hydraulic combined braking system, which links both front and rear wheels when the left brake lever is engaged, with an anti-lock braking system (ABS), which prevents the front and rear wheels from locking when the brake is engaged too forcefully.

Note: Although this system is designed to support the braking action, both the front- and rear-wheel brakes should still be applied simultaneously.

Preparing for the Future

Preparing for the Future

The global economy, driven primarily by the U.S. and Asian economies, is expected to grow steadily, but the pace of growth is anticipated to slow. Also, the global management environment still lacks transparency because of global political and economic uncertainty, fluctuations in oil prices, and currency movements.

In Japan, the economic recovery has become more moderate, and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Honda recognizes that further enhancing the following specific areas is essential to its success:

1. Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and it will create and swiftly introduce new value-added products that meet specific needs in various markets around the world.

Honda will also continue efforts in the research of future technologies, including the advancement of advanced humanoid robots and compact business jets and their engines.

2. Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

3. Sales Efficiency

Honda will continue to make efforts to expand its product lines through the innovative use of IT and to upgrade its sales and service structure, in order to further satisfy our customers.

4. Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggressivity, as well as expand its line-up of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better clean, fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impact, as measured by the Life Cycle Assessment*, in all of its business fields, including logistics and sales. In its production activities, Honda will promote environmental preservation issues under its Green Factory concept.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7. Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Companywide activities, we will strive to materialize Honda’s visions of “Value Creation,” “Glocalization,” and “Commitment for the Future,” with the aim of sharing the joy with Honda’s customers, thus becoming a company that society wants to exist.

Risk Factors

Risk Factors

1. Honda may be adversely affected by market conditions

Honda conducts its operation in Japan and throughout the world, including North America, Europe and Asia.

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets, which may be caused by rising fuel prices or other factors, could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operation.

2. Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets have, at times, experienced sharp changes over short periods of time.

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from underlying economic conditions, changes in import regulations, shortages of certain supplies and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

3. Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies, therefore currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly currency fluctuations have an effect on Honda’s results of operation, balance sheet and cash flow, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the yen, Honda’s results of operations would be adversely affected by an appreciation of the yen against other currencies, in particular the U.S. dollar.

4. Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition. These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements.

As with all hedging instruments, there are risks associated with the use of such instruments. While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda also is exposed to the risk that its counterparties to hedging contracts will default on their obligations. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

5. The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

6. Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

7. Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

8. Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

9. Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide, and in several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses are subject to various regulations, including the legal and other requirements of each country. If these regulations or the business conditions or policies of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

10. Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business financial condition or results of operations may be adversely affected.

Corporate Governance

Basic Stance

Based on its fundamental corporate philosophy, the Company is working to improve corporate governance as one of its most important management issues. Our aim is to ensure that Honda is a company whose existence is appreciated by shareholders, customers and society.

Honda’s organization reflects its fundamental corporate philosophies. Each regional operation carries out its businesses so as to quickly and efficiently respond to customer needs, and each business operation is responsible for its own specific products. The result is a system that functions very effectively and efficiently.

The task of the Audit Office is to carry out more effective audits of the performance of each division’s business. Each division aims to enhance compliance and risk management, while advancing its own self-reliance.

To ensure objective control of the Company’s management, outside directors and corporate auditors are appointed to the Board of Directors and the Board of Corporate Auditors, which are responsible for the supervision and auditing of the Company. The term of office of each director is limited to one year, and the amount of remuneration payable to them is determined according to a standard that reflects their contributions to the Company. Our goal is to maximize flexibility in response to changes in the operating environment.

For shareholders and investors, Honda’s basic policy emphasizes disclosure of financial results on a quarterly basis, as well as timely and accurate disclosure of its management strategies. Honda will remain committed to such disclosures in the future.

The Company’s Corporate Governance Activities

(1) Management Organization of the Company’s Corporate Governance for Decision-Making, Execution, Supervision and Others

Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 21 directors, including two outside directors, and makes decisions on statutory matters, including the execution of important business. The Board of Directors also supervises the execution of the Company’s businesses. From June 2005, the Company introduced an operating officer system aiming at strengthening its business execution and improving flexibility in decision-making at the Board of Directors. The Company also increased the number of outside directors to strengthen the supervisory functions of the Board of Directors.

The Board of Corporate Auditors consists of six corporate auditors, including three outside corporate auditors. In accordance with the Company’s auditing policies and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of duties. Corporate auditors accomplish these audits through various means, including attending meetings of the Board of Directors and inspecting the state of the Company’s assets and liabilities. In addition, a Corporate Auditors’ Office was established to provide direct support to the Board of Corporate Auditors.

At its meeting on June 23, 2005, the Board of Corporate Auditors certified Shinichi Sakamoto, a corporate auditor of the Company, as an “audit committee financial expert,” as set out in the rules of the Securities and Exchange Commission pursuant to Section 407 of the U.S. Sarbanes-Oxley Act of 2002. Mr. Sakamoto was elected as a corporate auditor on the same day at the general meeting of shareholders, held prior to the meeting of the Board of Corporate Auditors.

The total amount of remuneration and bonuses of directors and corporate auditors is determined according to a standard that reflects their contributions to the Company.

The total remuneration paid to directors and corporate auditors during fiscal 2005 was ¥1,373 million: ¥1,288 million to the 40 directors (including four directors who retired during the year) and ¥85 million to the six corporate auditors (including one corporate auditor who retired during the year). The remuneration paid to directors includes employee wages paid to directors who also held employee status and remuneration paid by subsidiaries of the Company to directors who had business execution responsibilities for said subsidiaries. The remuneration paid to corporate auditors includes amounts paid by subsidiaries of the Company to corporate auditors who also served as corporate auditors for those subsidiaries.

Total executive bonuses paid during fiscal 2005 was ¥650 million: ¥606 million to the 36 directors who were directors at the end of fiscal 2004 and ¥44 million to the four corporate auditors who were corporate auditors as at the end of fiscal 2004.

Total retirement allowances paid to the four retired directors was ¥923 million, while ¥216 million was paid to a retired corporate auditor. Both payments were in accordance with a resolution of the Ordinary General Meeting of Shareholders, held in June 2004.

In order to ensure proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law of Japan and the U.S. Securities Exchange Act. In addition, they supervise the election of independent auditors, their remuneration and their non-audit services.

For fiscal 2005, the Company elected Ernst & Young ShinNihon as its independent auditor under the Commercial Code’s Audit Special Exceptions Law and the Securities and Exchange Law, and elected AZSA & Co. as its independent auditor under the U.S. Securities Exchange Act.

A total of 37 people from Ernst & Young ShinNihon provided auditing services for Honda: five Japanese certified public accountants (Yoshinobu Shimizu, Masa-hiko Sano, Norihiko Inui, Toshihiro Yasada and Masami Koike) and 32 assistants (15 Japanese certified public accountants, 10 assistant accountants, two U.S. certified public accountants and five others). Among the Japanese certified public accountants who provided auditing services for the Company, Shigenobu Shimizu and Masahiko Sano have provided auditing services for the Company for consecutive periods of 11 years and 14 years, respectively. These terms include the period prior to April 1, 2004, when restrictions on the number of consecutive years of auditing (seven years) came into effect in accordance with the Enforcement Ordinance of the Certified Public Accountants Law.

A total of 26 people from AZSA & Co. provided services for Honda: 10 Japanese certified public accountants, 13 assistant accountants and three U.S. certified public accountants.

Fees and Services of Independent Auditor

The fees paid to AZSA & Co. and its affiliate for services under the U.S. Securities Exchange Act are described below.

Yen (millions)	2004	2005
Audit fees	581	688
Fees for audit-related businesses	221	113
Fees for tax audits	484	390
Other fees	2	0

Total	1,288	1,191

“Audit fees” are fees for professional services related to the independent auditor’s audit of the Company’s financial statements, and for general services provided by the independent auditors in relation to documents to be submitted by law or regulation.

“Fees for audit-related services” are fees for the independent auditor’s provision of assurance reasonably related to the implementation of audits and reviews of financial statements and fees for other services related thereto. These cover, for example, audits of the employee wage system, accounting consultancy, reviews of internal controls, provision of assurances that are not required by law, regulations, or the like, and consultations related to financial accounting reports.

“Fees for tax audits” are fees for services provided to ensure compliance with tax legislation and regulations, tax advice and tax planning.

“Other fees” are fees for all other services provided by the independent auditor, other than auditing services, audit-related services and tax services. These include education and other various support services.

Policy and Procedures for Obtaining Board of Corporate Auditors’ Prior Consent

To ensure that the independent auditor and its affiliate under the U.S. Securities Exchange Act act in accordance with all applicable laws and regulations and maintain complete independence from the Company, they must obtain the prior consent of the Company’s Board of Corporate Auditors before they carry out auditing services, auditing-related services, tax services and other services for Honda.

The Company’s initial policy required that each contractual agreement have a separate prior consent from the Board of Corporate Auditors. In order to make the decision-making process more efficient, however, we are enhancing procedural efficiency by establishing categories of matters requiring comprehensive prior consent. These categories are reviewed regularly by the Board of Corporate Auditors. Any matter that does not fall under one of these categories still requires separate consent of the Board of Corporate Auditors.

Divisions and subsidiaries of Honda that receive auditing services, audit-related services, tax services and other services must all report to the Board of Corporate Auditors on the details of services received, as well as fees paid for those services, during the relevant business year. The Board of Corporate Auditors takes these reports into consideration when it reviews the categories of matters requiring comprehensive prior consent.

Business Execution System

The Company has established a Management Council, which consists of 10 representative directors. Along with discussing in advance the items to be resolved at meetings of the Board of Directors, the Management Council discusses important management issues as directed by the Board of Directors.

As for execution of business, the Company has six regional operations around the world to develop business based on its fundamental corporate philosophy. These operations adopt long-term perspectives and maintain close ties with local communities. To enhance the independence of each regional operation and ensure swift decision-making, each regional operating council discusses important management issues in the region within the scope of authority conferred upon it by the Management Council.

The Company’s four business operations—motorcycles, automobiles, power products and spare parts—formulate the medium- and long-term plans for their business development, and each operation aims to maximize its business performance on a global basis. Each functional operation—such as Customer Service Operations, Production Operations, Purchasing Operations, Business Management Operations and Business Support Operations—supports the other functional operations, with the aim of increasing Honda’s efficiencies.

Research and development activities are conducted principally at the independent subsidiaries of the Company.

Honda R&D Co., Ltd., is responsible for research and development on products, while Honda Engineering Co., Ltd., handles research and development in the area of production technology. The Company actively carries out research and development in advanced technologies with the aim of creating products that are distinctive and internationally competitive.

In June 2005, the Company introduced an operating officer system, whereby execution of business is handled primarily by executive directors who are the heads of regional operations and business operations, as well as by operating officers. Together with regional operating officers, whose system was integrated with that for functional operating officers in April 2005, the Company aims to reinforce its business execution system in each region and operation.

Internal Control

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department and works to improve the internal auditing of subsidiaries and affiliates in each region.

In addition to establishing the “Honda Conduct Guidelines,” which will be shared throughout the entire Group, the Company has also set up a systematic framework for compliance and risk management in which each division of the Honda Group works to ensure compliance with laws and ordinances and prevent management risks, and to verify status of same on a regular basis under the supervision of the director in charge.

Honda has appointed a director in charge of compliance and risk management. The Company has also established entities, such as the “Business Ethics Committee,” to deliberate matters related to corporate ethics and compliance, and the “Business Ethics Improvement Proposal Line,” to receive suggestions related to corporate ethics issues.

The Company has also established a “Code of Ethics” as set forth in the rules of the U.S. Securities and Exchange Commission regulations pursuant to Section 406 of the Sarbanes-Oxley Act of 2002.

(2) Vested Interests

There are no personal, capital or transactional relationships between the Company and its outside directors or its outside corporate auditors.

There is no particular relationship between the Company and its outside director, Satoru Kishi.

There is no particular relationship between the Company and its outside director, Kensaku Hogen.

There is no particular relationship between the Company and its outside corporate auditor, Koukei Higuchi.

There is no particular relationship between the Company and its outside corporate auditor, Kuniyasu Yamada. Mr. Yamada serves as President and Director of MTB Apple Planning, Co., Ltd. There is no particular relationship between MTB Apple Planning, Co., Ltd. and the Company.

There is no particular relationship between the Company and its outside corporate auditor, Fumihiko Saito. Mr. Saito serves as partner of Haarmann Hemmelrath Saito Law Office. There is no particular relationship between Haarmann Hemmelrath Saito Law Office and the Company.

(3) Enhancing Corporate Governance

During fiscal 2005, eight meetings of the Board of Directors, one meeting of the Assets and Loan Management Committee and 31 meetings of the Management Council were held. Matters concerning the execution of important businesses were thereby determined, and important matters of management were deliberated.

During the same period, the Board of Corporate Auditors held 14 meetings and determined auditing policy, the apportionment of responsibilities and other matters. The Board of Corporate Auditors and the Audit Office provided, jointly or individually, business audits for the Company and a total of 117 subsidiaries and affiliates of the Company in Japan and overseas.

The Business Ethics Committee held two meetings and deliberated matters related to corporate ethics and compliance.

The Company pushed ahead with systematic improvements in the areas of compliance and risk management for each department, subsidiary and affiliate.

For the purpose of enhancing corporate disclosure, the Company held meetings to outline results in each quarter, focusing on consolidated financial results prepared in accordance with accounting principles generally accepted in the United States of America. The Company has also been proactive in such activities as holding meetings explaining corporate performance for investors, publishing various kinds of corporate information on the Company’s website and pursuing swift and accurate disclosure of information on management policies through the mass media and other channels.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Honda, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE listed Company Manual and those followed by Honda.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Honda, which employ a corporate governance system based on a board of corporate auditors (the “corporate auditor system”), Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and, together with the accounting audit firm, accounting is assigned to the corporate auditors, who are separate from the company’s management.

Large Japanese companies, including Honda, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment.

Currently, Honda has three outside corporate auditors. Starting on the date of the ordinary meeting of shareholders of Honda relating to the fiscal year ending March 31, 2006, at least 50% of Honda’s corporate auditors will be required to be outside corporate auditors.

Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

Honda’s current corporate auditor system meets these new requirements.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Like a majority of Japanese companies, Honda employs the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting audit firm and on such accounting audit firm’s audit reports, for the protection of the company’s shareholders.

Large Japanese companies, including Honda, are required to have at least three corporate auditors. Currently, Honda has six corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of Honda is one year.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, Honda expects to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. Honda expects to make a disclosure regarding such reliance in its annual reports on Form 20-F for the fiscal year ending March 31, 2006, and thereafter.

A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.

Honda’s directors are elected at a meeting of shareholders. Its Board of Directors does not have the power to fill vacancies thereon.

Honda’s corporate auditors are also elected at a meeting of shareholders. A proposal by Honda’s Board of Directors to elect a corporate auditor must be approved by a resolution of its Board of Corporate Auditors. The Board of Corporate Auditors is empowered to adopt a resolution requesting that Honda’s directors submit a proposal for election of a corporate auditor to a meeting of shareholders. The corporate auditors have the right to state their opinion concerning election of a corporate auditor at the meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

Maximum total amounts of compensation for Honda directors and corporate auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at he meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. When Honda adopts it, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions concerning the issuance and exercise of the stock options.

Board of Directors, Corporate Auditors and Operating Officers

President and Representative Director	Executive Vice President and Representative Director
Takeo Fukui	Satoshi Aoki

Senior Managing and Representative Director	Senior Managing and Representative Director	Senior Managing and Representative Director	Senior Managing and Representative Director
Motoatsu Shiraishi	Michiyoshi Hagino	Minoru Harada	Satoshi Dobashi

Senior Managing and Representative Director	Senior Managing and Representative Director	Senior Managing and Representative Director	Senior Managing and Representative Director
Koki Hirashima	Atsuyoshi Hyogo	Satoshi Toshida	Koichi Kondo

Directors

	<Name>	<Area of Responsibility or Principal Occupations>
President and Representative Director	Takeo Fukui

Executive Vice President and Representative Director	Satoshi Aoki	Chief Operating Officer for Business Management Operations

Senior Managing and Representative Director	Michiyoshi Hagino	General Supervisor, Purchasing Policy General Supervisor, Quality

Senior Managing and Representative Director	Minoru Harada	Chief Operating Officer for Motorcycle Operations

Senior Managing and Representative Director	Motoatsu Shiraishi	President and Director of Honda R&D Co., Ltd.

Senior Managing and Representative Director	Satoshi Dobashi	Chief Operating Officer for Regional Sales Operations (Japan) Chief Officer of Driving Safety Promotion Center in Regional Sales Operations (Japan) Government & Industrial Affairs

Senior Managing and Representative Director	Atsuyoshi Hyogo	Chief Operating Officer for Regional Operations (China) President of Honda Motor (China) Investment Corporation, Limited

Senior Managing and Representative Director	Satoshi Toshida	Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd.

Senior Managing and Representative Director	Koki Hirashima	Chief Operating Officer for Production Operations Risk Management Officer General Supervisor, Information Systems

Senior Managing and Representative Director	Koichi Kondo	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Director of American Honda Motor Co., Inc.

Managing Director	Toru Onda	Chief Operating Officer for Purchasing Operations

Managing Director	Akira Takano	Chief Operating Officer for Customer Service Operations

Managing Director	Mikio Yoshimi	Chief Operating Officer for Business Support Operations Compliance Officer

Managing Director	Shigeru Takagi	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), President and Director of Honda Motor Europe Ltd.

Managing Director	Hiroshi Kuroda	Chief Operating Officer for Automobile Operations

Director	Satoru Kishi	Advisor of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

Director	Kensaku Hogen

Director and Advisor	Hiroyuki Yoshino

Director	Tetsuo Iwamura

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

Director	Tatsuhiro Oyama	Chief Operating Officer for Parts Operations

Director	Fumihiko Ike	Chief Operating Officer for Power Products Operations

Note: Mr.	Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for outside directors provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Corporate Auditors

	<Name>	<Principal Occupations>
Corporate Auditor (Full-time)	Hiroshi Okubo

Corporate Auditor (Full-time)	Koji Miyajima

Corporate Auditor (Full-time)	Shinichi Sakamoto

Corporate Auditor	Koukei Higuchi	Advisor of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd.

Corporate Auditor	Kuniyasu Yamada	President of MTB Apple Planning Co., Ltd.

Corporate Auditor	Fumihiko Saito	Partner of Haarmann Hemmelrath Saito Law Office

Note:	Corporate Auditors Mr. Koukei Higuchi, Mr. Kuniyasu Yamada and Mr. Fumihiko Saito are outside corporate auditors as provided in Article 18, Section 1, of the Law for Special Exceptions to the Japanese Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

(As of June 23, 2005)

Operating Officers

	<Name>	<Area of Responsibility>
Managing Officer	Yasuo Ikenoya	Deputy Chief Operating Officer for Regional Operations (China)

Managing Officer	Takanobu Ito	General Manager of Suzuka Factory of Production Operations

Managing Officer	Masaaki Kato	Executive Vice President and Director of Honda Motor Europe Limited President and Director of Honda of the U.K. Manufacturing Ltd.

Managing Officer	Akio Hamada	President and Director of Honda of America Mfg., Inc.

Managing Officer	Teruo Kowashi	General Manager of Saitama Factory of Production Operations

Operating Officer	Takashi Yamamoto	President and Director of Honda Manufacturing of Alabama, LLC

Operating Officer	Suguru Kanazawa	Executive Vice President and Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation

Operating Officer	Manabu Nishimae

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations in Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

Operating Officer	Masaya Yamashita	General Manager of Automobile Purchasing Division 1 in Purchasing Operations

Operating Officer	Hiroshi Kobayashi	President and Director of Honda Canada Inc.

Operating Officer	Kazuo Sagawa	Production in China

Operating Officer	Kazuto Iiyama	Automobile Production for Production Operations

Operating Officer	Hiroshi Oshima	Corporate Communications, Motor Sports General Manager of Corporate Communications Division in Business Support Operations

Operating Officer	Sho Minekawa	President of Guangzhou Honda Automobile Co., Ltd.

Operating Officer	Tsutomu Saka	General Manager of Hamamatsu Factory of Production Operations

Operating Officer	Hidenobu Iwata	President and Director of Honda Engineering Co., Ltd.

Operating Officer	Motohide Sudo	Executive Vice President and Director of Asian Honda Motor Co., Ltd. President and Director of A.P. Honda Company, Ltd.

Operating Officer	Gen Tsujii	Executive Vice President and Director of Honda of America Mfg., Inc.

Operating Officer	Koichi Fukuo	Quality, Certification & Regulation Compliance

Operating Officer	Hiroshi Soda	Executive Vice President and Director of Honda North America, Inc.

Operating Officer	Takuji Yamada	Executive Vice President and Director of American Honda Motor Co., Inc.

Note:	The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile.

(As of June 23, 2005)

Financial Section

CONTENTS

46	Financial Review

62	Consolidated Balance Sheets

64	Consolidated Statements of Income

65	Consolidated Statements of Stockholders’ Equity

66	Consolidated Statements of Cash Flows

67	Notes to Consolidated Financial Statements

96	Report of Independent Registered Public Accounting Firm

97	Selected Quarterly Financial Data (Unaudited and Not Reviewed)

97	Net Sales and Operating Income by Business Segment

98	Financial Summary

Financial Review

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2005, ended March 31, 2005, amounted to ¥8,650.1 billion, up 6.0% from the previous fiscal year.

Of this amount, domestic net sales increased by ¥70.7 billion, or 4.3%, to ¥1,699.2 billion, while overseas net sales increased by ¥416.7 billion, or 6.4% to ¥6,950.9 billion.

Operating Income

Operating income amounted to ¥630.9 billion, which was an increase of 5.1% from the previous fiscal year.

This increase was primarily due to positive impacts of increased profit from higher revenue and ongoing cost reduction effects which offset negative impacts of the depreciation of the U.S. dollar and an increase in selling, general and administrative expenses and research and development expenses.

Selling, General and Administrative Expenses/Research and Development Expenses

SG&A expenses for fiscal 2005 increased by ¥9.5 billion or 0.6%, to ¥1,513.2 billion, reflecting increased expenses from higher revenue and increased advertisement expenses which offset the positive impact of decreased product warranty-related expenses.

R&D expenses increased by ¥18.7 billion or 4.2%, to ¥467.7 billion.

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates was up 2.3%, to ¥656.8 billion.

Other income & expenses, net decreased by ¥15.8 billion from the previous fiscal year, due mainly to decline in gains on derivative instruments.

Equity in Income of Affiliates

Equity in income of affiliates increased by 27.8%, to ¥96.0 billion. This increase was due mainly to boosted gains from affiliates in Asia.

Net Income

Net income amounted to ¥486.1 billion, an increase of 4.7%. The effective tax rate was 40.6%, an increase by 1.2 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥520.68, compared with ¥486.91 in fiscal 2004.

Liquidity and Capital Resources

The policy of Honda is to support its business activities by maintaining sufficient capital resources, an ample level of liquidity and a sound balance sheet.

Honda’s main business is the manufacture and sale of motorcycles, automobiles and power products. To support this business, it also provides retail financing and automobile leasing services for customers, as well as wholesale financing for dealers.

In its manufacturing and sales business, Honda requires operating capital mainly to purchase parts and materials required for production, as well as to control inventory of finished products and cover receivables from dealers.

Honda also requires funds for capital expenditures, mainly to upgrade, rationalize and renew production facilities, as well as to expand and reinforce research and development and sales facilities.

Honda meets its operating capital requirements mainly through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes and commercial paper, as well as securitization of finance receivables.

Cash Flows

Consolidated cash and cash equivalents at end of year amounted to ¥773.5 billion as of March 31, 2005, up ¥49.1 billion or an increase of 6.8%, from a year earlier.

Year-end cash and cash equivalents of business subsidiaries increased as net income, depreciation and other items sufficiently compensated for purchases of production-related property and equipment, as well as funds required for investments in Asian affiliates. Year-end cash and cash equivalents of finance subsidiaries, however, remained largely unchanged.

Net cash provided by operating activities amounted to ¥746.6 billion. Factors increasing cash flows included ¥486.1 billion in net income, ¥225.7 billion in depreciation and a ¥76.3 billion increase in trade payables related to Japanese and North American operations. By contrast, there was a ¥60.4 billion devaluation loss on derivative instruments and related others, which have no relation to cash flows.

Net cash used in investing activities totaled ¥807.8 billion. This was mainly due to a ¥464.9 billion increase in acquisition of finance subsidiaries’ receivables associated with higher sales of automobiles in North America and elsewhere, as well as ¥373.9 billion in capital expenditures associated with introducing new models, upgrading and renewing production facilities, and reforming the production organization in the automobile and other businesses.

Net cash provided by financing activities was ¥97.4 billion. During the year, Honda raised ¥704.4 billion in long-term debt through the issue of bonds and medium-term notes to meet capital requirements associated with an increase in liabilities of finance subsidiaries, as well as to repay ¥495.1 billion in long-term debt. By contrast, Honda also made ¥84.1 billion in payments for purchase of treasury stock and ¥47.7 billion in cash dividends paid.

The ¥773.5 billion in cash and cash equivalents at end of year corresponds to approximately one month of net sales, and Honda believes it has sufficient liquidity for its business operations. At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity.

For this reason, financial subsidiaries carry total short-term borrowings of ¥1,310.6 billion in the form of commercial paper issued regularly to replace debt. This serves as alternative liquidity for a back-up credit line equivalent to ¥643.6 billion. In addition, Honda currently has ample credit limits, extended by prominent international banks, that are not subject to contracts.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investor Service, Inc., and Standard & Poor’s Rating Services. Based on major current ratings, which are shown below, Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

The following table shows the ratings of Honda’s unsecured debt securities by Moody’s and Standard & Poor’s at the date of filing of this annual report.

Credit Ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	A1
Standard & Poor’s Rating Services	A-1	A+

The above ratings are based on information provided by Honda and other information deemed credible by the rating agencies. They are also based on the agencies’ assessment of credit risk associated with designated securities issued by Honda. Each rating agency uses different standards for calculating Honda’s credit rating, and also makes its own assessments. Ratings can be revised or nullified by agencies at any time. These ratings are not meant to serve as a recommendation for trading in or holding debt.

Off-Balance Sheet Arrangements

Special Purpose Entity

For the purpose of accelerating the receipt of cash related to our finance receivables, we periodically securitize and sell pools of these receivables. In these securitizations, we sell a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and reselling finance receivables. We remain as a servicer of the finance receivables and are paid a servicing fee for our services. The special purpose entity transfers the receivables to a trust or bank conduit, which issues interest-bearing asset-backed securities or commercial paper, respectively, to investors. We retain certain subordinated interests in the sold receivables in the form of subordinated certificates, servicing assets and residual interests in certain cash reserves provided as credit enhancements for investors. We apply significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affect the recoverability of our retained interests in the sold finance receivables. We periodically evaluate these assumptions and adjust them, if appropriate, to reflect the performance of the finance receivables.

Guarantee

At March 31, 2005, we had guarantees of approximately ¥69.5 billion of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥69.5 billion. As of March 31, 2005, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2005:

	(Millions of yen)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	2,094,605	535,105	1,099,200	436,525	23,775
Operating leases	118,923	25,151	32,119	20,350	41,303
Purchase commitments(*)	40,145	40,145	—	—	—
(*) Honda had commitments for purchases of property, plant and equipment at March 31, 2005.

At March 31, 2005, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

Capital Expenditures

Manufacturing-related expenditures in fiscal 2005 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total capital expenditures for the year amounted to ¥373,980 million, up ¥86,239 million from the previous year.

Spending by business segment is shown below.

	(Millions of yen)
Fiscal year ended March 31	2004	2005
Motorcycle Business	¥35,041	¥41,845
Automobile Business	240,416	317,271
Financial Services	430	1,941
Power Product and Other Businesses	11,854	12,923

Total	¥287,741	¥373,980

In the motorcycle business, we made capital expenditures of ¥41,845 million in the fiscal year ended March 31, 2005. Funds were allocated to introduction of new models, as well as the improvement and modernization of production facilities.

In the automobile business, we made capital expenditures associated with introducing new models, improving and modernizing our production facilities and improving of production efficiency in the fiscal year ended March 31, 2005.

In the financial services segment, capital expenditures amounted to ¥1,941 million in the fiscal year ended March 31, 2005. Capital expenditures in power products and other businesses in the fiscal year ended March 31, 2005, totaling ¥12,923 million, were deployed to upgrade and modernize manufacturing facilities for power products and renovate facilities related to motor sports.

In July 2004, the Company completed construction of the Honda Wako Building in the old Wako facility site. The new building subsequently became the Company’s regional domestic sales headquarters. Other key operations were also transferred there, including the Company’s power product and parts related operations, company-wide production strategy formulation and support functions, and core functions of the IT Division. Capital expenditures associated with this facility were distributed among the relevant business segments.

In April 2004, the Company discontinued production of automobiles at its facility in Takanezawa, Tochigi Prefecture. In the following month, automobile production was transferred to the Suzuka Factory. The Takanezawa facility will be used to support rollouts of new models, as well as for testing and development activities. In addition, the Company’s production facility in Tochigi Factory Mohka Plant changed its name to Tochigi Factory.

Research and Development Activities

Using the most advanced technologies, the Honda Group (Honda Motor Company and its consolidated subsidiaries) conduct R&D activities aimed at creating distinctive products that are internationally competitive. The Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with complete freedom.

Product-related research and development is spearheaded by the Honda R&D Co., Ltd. in Japan, Honda R&D Americas, Inc., in the United States and Honda R&D Europe (Deutschland) GmbH in Germany. Research and development on production technologies centers on Honda Engineering Co., Ltd., in Japan and Honda Engineering North America, Inc. All of these entities work in close association with their respective regions.

Total consolidated R&D expenditures for the fiscal year ended March 31, 2005 amounted to ¥467.7 billion. Research and development activities for each business segment are outlined below.

Motorcycle Business

Honda is committed to developing motorcycles with new value-added features that meet the individual needs of customers around the world, and to implementing timely local development of regional products at its overseas locations. At the same time, we focus on developing technologies that lead the industry in addressing safety and environmental issues.

In Japan, we made a number of R&D achievements in fiscal 2005. The FORZA, which underwent a full model change, became the first 250cc scooter in the world to be equipped with the Honda S-Matic (electronically controlled belt converter) transmission, which allows riders to easily choose between automatic and six-speed manual modes. The new FORZA also features the Honda Smart Card system for effective theft deterrence. It was the first motorcycle in the world to incorporate such a system as standard.

In Europe, the Honda Zoomer became the first 50cc scooter sold in the region to be equipped with PGM-FI (electronically controlled programmed fuel injection) system, which delivers enhanced start-up performance and response, as well as improved fuel economy and cleaner exhaust emissions. Also, the SH125 and SH150 scooters were the first European models fitted with engines that meet the Euro 3 emission standard set by the European Union.

In India, Honda released the Unicorn, equipped with a newly developed four-stroke, 150cc engine that offers superlative acceleration and fuel efficiency.

For some time, Honda has been studying next-generation motorcycle power sources from the perspective of reducing emissions and lowering the effect of global warming. By making motorcycle bodies lighter and more compact and by incorporating a lightweight nickel-hydrogen battery into an aluminum frame, for example, we have developed an electric commuter-style scooter with superior heat dissipation and longer battery life. Seeking to reduce emissions and greatly enhance fuel efficiency, we have also developed a hybrid 50cc scooter combining an electric motor with a gasoline engine that is nearing the market launch stage.

Honda has a strong track record in fuel cell technologies for automobiles. In fiscal 2005, we applied these technologies in our motorcycle business, developing a fuel cell model equipped with a specially modified version of Honda FC STACK, a light, compact fuel cell stack.

Research and development expenses in the Motorcycle Business segment in fiscal 2005 totaled ¥72.4 billion.

Automobile Business

In the Automobile Business Segment, we strive to develop innovative technologies and products through creativity-oriented development in response to customer needs. We also actively develop technologies that address environmental issues and provide enhanced safety performance.

Major achievements in Japan in fiscal 2005 include the new Elysion, an eight-seater minivan with a host of revolutionary features. These include a crash-compatibility body frame structure, designed to provide both improved self protection and reduced aggressivity toward other vehicles during a vehicle-to-vehicle collision; a brake system that reduces damage and injury due to rear-end collisions; and the V6 3.0-liter i-VTEC engine, with a variable cylinder management system that improves fuel economy by varying the number of cylinders employed according to driving conditions.

In fiscal 2005, we also introduced the new Legend, featuring Honda’s Super Handling All-Wheel Drive (SH-AWD) system, which provides variable torque distribution between the front and rear wheels while also varying the lateral torque distribution to the left and right rear wheels to deliver maximum performance from all four wheels in all driving conditions. The new Legend also has the world’s first developed Intelligent Night Vision System, which uses infrared cameras to detect pedestrians during nighttime driving and provides visual and audio cautions to help prevent accidents.

In the United States, we undertook a full model change of the Odyssey, which now has the V6 3.5-liter i-VTEC engine with a variable cylinder management system, making it more environmentally friendly. We also launched the Ridgeline, an innovative next-generation pickup truck that delivers new levels of value, complemented by ample cabin and storage space.

In other news, we developed a pop-up hood system, which raises the engine hood in the event of a collision with a pedestrian and also provides added engine compartment clearance, thus reducing the possibility of serious impact to the pedestrian’s head region.

In fuel cell technologies, the FCX received approval from Japan’s Minister for Land, Infrastructure and Transportation. The FCX features Honda FC STACK, which enables startup at subzero temperatures. As a result, we can now sell the FCX in cold regions which have freezing winter temperatures. Also, the FCX was approved by the Environmental Protection Agency, which is the U.S. regulatory authority for fuel cell vehicles, and the California Air Resources Board (CARB).

Research and development expenses in the Automobile Business segment in fiscal 2005 totaled ¥382.8 billion.

Power Product and Other Businesses

In the Power Products Business, we seek to develop products that meet customers’ lifestyles and needs while strengthening our lineup of products that address environmental issues.

In fiscal 2005, we launched the Honda i-Deluxe series of generators (sold as the EM45is and EM55is in Japan and EM5000is/EM7000is in the United States). Thanks to sine wave inverter technologies, these are the first generators in the world to provide simultaneous output of two different voltages—100V and 200V. They also feature Honda’s Eco-Throttle, which automatically controls engine revolutions according to power load and thus reduces fuel consumption.

During the year, Honda launched the Salad FF500 mini-tiller, featuring a high-output engine, a newly developed single-side 10-blade rotary and a unique ratchet arrangement for enhanced tilling efficiency. The new machine went on sale in Japan and Europe.

Research and development expenses in this segment in fiscal 2005 amounted to ¥12.4 billion.

In the area of fundamental research, Honda pursues steady and varied research activities into technologies that may lead to innovative applications in the future.

Previously, Honda established an experimental Home Energy Station (HES), which generates hydrogen from natural gas for use in fuel cell vehicles while supplying electricity and hot water to the home through fuel cell cogeneration functions. In fiscal 2005, Honda began operating a second-generation Home Energy Station (HES II) in collaboration with Plug Power Inc. of the United States.

Additionally in fiscal 2005, we developed new technologies for the next-generation ASIMO humanoid robot. These include Posture Control, which enables the robot to run in a natural human-like way, as well as Autonomous Continuous Movement and other technologies to ensure smooth human-like movements. These technologies provide a new level of mobility that will better enable ASIMO to make swift decisions and act more nimbly in real-world environments.

Expenses incurred in fundamental research are distributed among Honda’s business segments.

On March 31, 2005, Honda owned more than 9,200 patents and 350 utility model registrations in Japan and more than 14,600 patents abroad. Honda also had applications pending for more than 20,000 patents in Japan and for more than 17,500 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

Segment Information

Business segments

Motorcycle Business

In fiscal 2005, domestic unit sales of motorcycles fell 6.2%, to 378,000 units. Overseas unit sales, by contrast, rose 14.8%, to 10,104,000 units. As a result, total unit sales of motorcycles amounted to 10,482,000 units, up 13.9% compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the motorcycle segment increased 10.2%, to ¥1,097.7 billion, due mainly to higher unit sales, offsetting negative currency translation effects.

Operating income increased 63.4%, to ¥69.3 billion, due mainly to increased profits from higher revenue and ongoing cost reduction effects, which offset the negative currency effects of depreciation of the U.S. dollar.

Automobile Business

Domestic unit sales of automobiles in fiscal 2005 was 712,000 units, almost the same level as previous fiscal year, and overseas unit sales increased by 11.6%, to 2,530,000 units. Consequently, total unit sales of automobiles grew 8.7%, to 3,242,000 units, compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the automobile segment increased 5.6%, to ¥6,963.6 billion, due to increased unit sales, offsetting the negative currency translation effects. Operating income increased 3.1%, to ¥452.3 billion, due mainly to the positive impact of increased profits from higher revenue and cost reduction effects, offsetting the negative impact of depreciation of the U.S. dollar.

Financial Services Business

Net sales from sales to unaffiliated customers in financial services business rose 5.4%, to ¥255.7 billion, compared to the previous fiscal year. Operating income decreased 17.1%, to ¥89.9 billion, due mainly to increased funding costs.

Power Product and Other Businesses

Domestic unit sales of power products in fiscal 2005 decreased 9.4%, to 432,000 units. Overseas unit sales climbed 6.5%, to 4,868,000 units. Accordingly, total unit sales of power products rose 5.0%, to 5,300,000 units, compared to the previous fiscal year.

Net sales from power products and other businesses increased 0.4%, to ¥332.9 billion, due mainly to increased unit sales of power products. Operating income increased 85.9%, to ¥19.3 billion, due to increased profits from higher revenue in power product businesses, offsetting the negative currency effects of the depreciation of the U.S. dollar.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

Japan

Net sales in Japan were ¥4,138.9 billion, up by 5.3% from the previous fiscal year, due mainly to increased export sales in motorcycle and automobile businesses. Operating income in Japan was ¥184.8 billion, down by 3.9% from the previous fiscal year, due mainly to the negative currency impact caused by depreciation of the U.S. dollar, and increases in SG&A and R&D expenses, which offset the positive impact of increased profit from higher revenue and cost reduction effects.

North America

Net sales in North America increased by 0.7% from the previous fiscal year to ¥4,705.5 billion, due mainly to increased sales in the automobile and power product businesses, which offset negative currency translation effects. Operating income increased 3.5%, to ¥321.1 billion from the previous fiscal year, due mainly to increased profit from higher revenue and a decrease in SG&A, which offset the negative currency impact of depreciation of the U.S. dollar.

Europe

Net sales in Europe increased by 10.0% to ¥1,043.0 billion compared to the previous fiscal year, due mainly to increased unit sales in the motorcycle, automobile and power product businesses, and the positive impact of currency translation effects. Operating income increased by 59.6%, to ¥41.2 billion due mainly to the positive currency impact caused by the appreciation of the Euro, increased profit higher revenue and cost reduction effects.

Asia

Net sales in Asia increased by 22.2% to ¥860.5 billion from the previous fiscal year, due mainly to increased unit sales in the motorcycle, automobile and power product businesses, offsetting the negative currency translation effects. Operating income also increased 35.9% to ¥60.6 billion from the previous fiscal year, due to increased profit from higher revenue, which offset the negative impacts of an increase in SG&A.

Other Regions

Net sales in Other Regions increased by 33.8% to ¥465.9 billion compared to the previous fiscal year, due mainly to increased unit sales in the motorcycle, automobile and power product businesses, offsetting negative currency translation effect. Operating income increased by 39.5% to ¥33.1 billion from the previous year, due mainly to increased profit from higher revenue.

Application of Critical Accounting Policies

Critical accounting policies are those that require the application of our most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations. The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in note 1 to the consolidated financial statements. We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of their sales and other factors. Our warranty expense accruals are costs for general warranties on products we sell, product recalls and service actions outside the general warranties. We provide for estimated warranty expenses at the time products are sold to customers or the time new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers. As the manufacturing suppliers typically warrant these parts, expected receivables from warranties of these suppliers are deducted from our estimates of warranty expense accruals.

We believe that the accounting estimate related to warranty expense accruals is a “critical accounting estimate” because changes in it can materially affect net income, and it requires us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty expense accruals to determine their adequacy. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expenses.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

Allowance for Credit Losses

Our finance subsidiaries provide wholesale financing to dealers and retail lending and direct financing leases to customers mainly in order to support sales of our products, principally in North America. We classify the receivables derived from those services mainly as finance subsidiaries-receivables.

An allowance for credit losses is maintained to cover estimated losses on finance subsidiaries-receivables. To determine the overall allowance amount, receivables are segmented into pools with common characteristics such as product and collateral types. For each of these pools, we estimate losses primarily based on our historic loss experiences, delinquency rates, recovery rates and scale and composition of the portfolio, taking factors into consideration such as changing economic conditions and changes in operational policies and procedures.

We believe that the accounting estimate related to allowance for credit losses is a “critical accounting estimate” because it requires us to make assumptions about inherently uncertain items such as future economic trends, quality of finance subsidiaries-receivables and other factors.

We review the adequacy of the allowance for credit losses, and the allowance for credit losses is maintained at an amount that we deem sufficient to cover the estimated credit losses on our owned portfolio of finance receivables.

Actual losses may differ from original estimates as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have an effect on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2005 in our North America portfolio, the provision for fiscal 2005 and the allowance balance at the end of fiscal 2005 would have increased by approximately ¥5.5 and ¥3.2 billion, respectively. Note that these sensitivities may be asymmetric, and are specific to the base condition in fiscal 2005.

Additional Narrative of the Change in Provision for Credit Loss as Below

The following table shows information related to our credit loss experience in our North America portfolio:

	(Billions of yen)
	2003	2004	2005
Charge-offs (net of recoveries)	¥13.2	¥16.2	¥23.1
Provision for credit losses	21.9	28.8	31.7
Allowance for credit losses	16.6	23.7	29.2
Ending receivable balance	3,051.0	3,301.5	3,772.9
Average receivable balance	2,692.0	3,201.0	3,569.1
Charge-offs as a % of average receivable balance	0.49%	0.51%	0.65%
Allowance as a % of ending receivable balance	0.55%	0.72%	0.77%

(*)	The allowance for credit losses and average receivable balance include allowance for credit losses and finance subsidiaries-receivables classified as trade receivables and other assets in the consolidated balance sheets. Additional detailed information is provided at the “(4) Finance subsidiaries-receivables and securitizations” in the notes to the accompanying consolidated financial statements.

Fiscal Year 2005 Compared with Fiscal Year 2004

Net charge-offs in our North American portfolio increased by ¥6.9 billion, or 43%, primarily due to the significant growth in finance receivables during fiscal year 2003 and 2004. Historically, the majority of customer defaults occur when loans are between one to two years old. Therefore, we experienced higher losses as the large number of new contracts booked in fiscal year 2003 and 2004 became between one to two years old in fiscal year 2005.

Higher losses were also attributable to difficulties experienced in connection with the implementation of a new customer account servicing system for our North American operations. The conversion process caused disruptions in servicing activities both during and after rollout of the new system. Disruptions were due to, among other things, periods of system downtime, periods devoted to user training, and extremely high volumes of calls from customers inquiring about new statements or errors on statements received. As a result, collectors were not able to make their requisite collection calls. These and other implementation difficulties contributed to higher delinquencies beginning in August, and resulted in higher charge-offs in the second and third quarters of fiscal year 2005. By the end of fiscal year 2005, delinquencies and charge-offs started to return back to historical levels experienced prior to the system conversion. Management expects that the initial period of difficulties involved with the system conversion has passed and that the new system, as designed, will improve operating efficiency and enhance customer service.

The provision for credit losses in our North American portfolio increased by ¥2.9 billion, or 10%, which was due to the increase in charge-offs and the increase to the allowance balance.

The allowance for credit losses in our North American portfolio was increased by ¥5.5 billion, or 23%, primarily due to the continued growth in finance receivables.

Fiscal Year 2004 Compared with Fiscal Year 2003

Net charge-offs in our North America portfolio increased by ¥3.0 billion, or 23%, primarily due to the increase in the size of our owned portfolio of finance receivables, continued economic weakness contributing to increased customer defaults, and continued weakness in used car markets reducing recoveries from sales of repossessed vehicles.

However, charge-offs as a percentage of average receivables remained consistent with the fiscal year 2003, increasing by only 0.02%.

This can be attributed to the growth in receivables in the fiscal year 2004, which reduced the percentage.

The provision for credit losses in our North America portfolio increased by ¥6.8 billion, or 31%, due to increased charge-offs and the increase in the allowance balance.

The allowance in our North America portfolio was increased by ¥7.0 billion, or 42%, primarily due to an increase in finance receivables, as well as an increase in our estimate of probable credit losses in the portfolio.

We expected charge-offs to increase due to recent growth in new loan contracts.

Historically, the majority of customer defaults occur when loans are between one-half to one year old. As a result of recent growth in new loan contracts, charge-offs were estimated to increase accordingly in one-half to one year. Therefore, we estimated the allowance as a percentage of the amount of receivables as of March 31, 2004 to be 0.72%, which was 0.17% higher than for the fiscal year ended March 31, 2003.

Allowance for Losses on Lease Residual Values

End-customers of vehicles leased under a direct financing lease typically have an option to buy the leased vehicle from the car dealership (dealer) for the estimated residual value of the vehicle or to return the leased vehicle to the dealer at the end of the lease term. Likewise, dealers have the option to return the vehicle to our finance subsidiaries or to buy the leased vehicle at the end of the lease term from our finance subsidiaries.

The likelihood that the leased vehicle will be purchased varies depending on the difference between the actual market value of the vehicle at the end of the lease and the residual value estimated at the time of inception of the lease.

Our finance subsidiaries initially determine the residual value of the leased vehicle by using our estimation of future used vehicle values, which take into consideration data gathered from third parties. Our finance subsidiaries recognize a loss in an amount which the fair market value of a returned vehicle is below the actual residual value when the leased vehicle is returned to the finance subsidiary at the end of the lease term. Our finance subsidiaries purchase insurance to cover a portion of the estimated residual value at the end of the lease term of vehicles leased to customers under direct financing leases. An allowance for expected losses on lease residual values is maintained to cover estimated losses on the uninsured portion of the vehicles’ residual values.

We project two important components of losses in determining our allowance for losses on lease residual values: expected frequency of returns, or the percentage of leased vehicles we expect to be returned by customers at the end of the lease term, and expected loss severity, or the expected difference between the residual value and the amount we sreceive through sales of returned vehicles plus proceeds from insurance. We estimate losses on lease residual values by evaluating several different factors, including trends in historical and projected used vehicle values and general economic measures.

We believe that the accounting estimate related to allowance for losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values.

The allowance is maintained at an amount we deem adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. Evaluating the adequacy of the allowance requires us to make assumptions of inherently uncertain factors, including changes in economic conditions. As a result, actual losses incurred may differ from original estimates.

If future auction values for all Honda and Acura vehicles in our U.S. lease portfolio as of March 31, 2005, were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase of our allowance for losses on residual value by about ¥1.8 billion, which would be charged to our provision for losses on residual values in the current year.

Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be to increase our allowance for losses on residual values by about ¥0.5 billion, which would be charged to our provision for losses on residual values in the current year.

Note that these sensitivities may be asymmetric, and are specific to the base conditions in fiscal 2005.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and in certain foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate and expected long-term rate of return on plan assets are determined based on our evaluation of current market conditions including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase as of March 31, 2005 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2005 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2005 were 5.4-6.3% and 3.5-6.7%, respectively, and our assumed expected long-term rate of return for fiscal 2005 was 6.8-8.5% for foreign plans.

We believe that the accounting estimates related to our pension plans are “critical accounting estimates” because changes in these estimates can materially affect our financial condition and results of operations.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in future periods.

We believe that the assumptions used are appropriate. However, differences in actual experience or changes in assumptions could affect our pension costs and obligations, including our cash requirements to fund such obligations.

The following table shows the effect on our funded status, equity and pension expense from a 0.5% change in the assumed discount rate and the expected long-term rate of return.

Japanese Plans	(Billions of yen)

Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/–0.5	–132.2/+150.3	+68.5/–78.0	–7.7/+8.5
Expected long-term rate of return	+0.5/–0.5	—	—	–4.1/+4.1

Foreign Plans

Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/–0.5	–29.3/+33.2	+5.2/–12.4	–3.4/+4.3
Expected long-term rate of return	+0.5/–0.5	—	—	–1.0/+1.0

(*1)	Note that these sensitivities may be asymmetric, and are specific to the base conditions at March 31, 2005.
(*2)	Funded status for fiscal 2005 is affected by March 31, 2005 assumptions. Pension expense for fiscal 2005 is affected by March 31, 2004 assumptions.

Quantitative and Qualitative Disclosure About Market Risk

Honda is exposed to market risks, which are changes in foreign currency exchanges rates, in interest rates and in prices of marketable equity securities. Honda is a party to derivative financial instruments in the normal course of business in order to manage risks associated with changes in foreign currency exchanges rates and in interest rates. Honda does not hold any derivative financial instruments for trading purposes.

Foreign Currency Risk

Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars).

Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts.

The tables below provide information about our derivatives related to foreign exchange risk as of March 31, 2004 and 2005. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency options to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2004			2005
	(Millions of yen)		Average contractual rate	(Millions of yen)		Average contractual rate
	Contract amounts	Fair value		Contract amounts	Fair value
Forward Exchange Contract
To sell US$	¥260,110	4,345	107.34	¥225,573	(5,233)	104.58
To sell EUR	67,123	2,176	132.80	56,727	(915)	136.32
To sell CAD	22,716	110	80.93	22,736	(845)	84.73
To sell GBP	21,695	(13)	191.70	49,407	(1,188)	195.81
To sell other foreign currencies	14,140	315	—	57,109	(523)	—
To buy US$	3,774	(74)	107.62	3,596	75	104.62
To buy other foreign currencies	32	6	—	2,304	19	—
Cross-currencies	173,108	(437)	—	275,389	(1,023)	—

Total	¥562,698	6,428		¥692,841	(9,633)

Currency Option
Option purchased to sell US$	¥50,497	1,454	—	¥71,004	258	—
Option written to sell US$	64,497	(192)	—	92,482	(1,270)	—
Option purchased to sell other currencies	2,050	151	—	20,462	123	—
Option written to sell other currencies	4,099	(10)	—	30,263	(287)	—
Option purchased to buy other currencies	—	—	—	—	—	—
Option written to buy other currencies	—	—	—	—	—	—

Total	¥121,143	1,403		¥214,211	(1,176)

Interest Rate Risk

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and finance receivables. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Our finance receivables are primarily fixed rate. Interest swap agreements are mainly used to convert floating rate financing to (normally 3-5 years) fixed rate financing in order to match financing costs with income from finance receivables. Foreign currency and interest rate swap agreements used among different currencies, also serve to hedge foreign currency exchange risk as well as interest rate risk.

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2004 and 2005. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency & interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+ a and an index at the fiscal year end.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2004		2005
	(Millions of yen)		(Millions of yen)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Fair value
Direct Finance Leases:
JP¥	¥22,817	*	¥24,250	14,187	4,985	3,051	1,354	673	—	*	5.30%
US$	1,454,460	*	1,562,695	439,500	517,893	472,591	132,654	57	—	*	4.77%
Other	244,439	*	335,303	103,436	80,554	79,358	62,332	9,522	101	*	5.51%

Total—Direct Finance Leases	¥1,721,716	*	¥1,922,248	557,123	603,432	555,000	196,340	10,252	101	*

Other Finance Receivables:
JP¥	¥331,559	301,749	¥350,281	127,665	93,683	63,417	37,891	18,080	9,545	319,697	5.30%
US$	1,510,120	1,522,724	1,768,541	609,739	364,769	338,470	277,123	154,368	24,072	1,743,376	4.77%
Other	264,546	256,201	314,043	167,836	61,574	46,295	26,810	9,904	1,624	281,768	8.81%

Total—Other Finance Receivables	¥2,106,225	2,080,674	¥2,432,865	905,240	520,026	448,182	341,824	182,352	35,241	2,344,841

Retained interest in the sold pool of finance receivables**	61,072	61,072	62,904							62,904

Total***	¥3,889,013		¥4,418,017

*:	Under the U.S. generally accepted accounting principles, disclosure of fair values of direct finance leases is not required.
**:	The retained interest in the sold pool of finance receivables is accounted for as “trading” securities and is reported at fair value.
***:	The finance subsidiaries-receivables include finance subsidiaries-receivables classified as trade receivables and other assets in the consolidated balance sheets. Additional detailed information is provided at the “(4) Finance Subsidiaries-Receivables and Securitizations” in the notes to the accompanying consolidated financial statements.

Long-Term Debt (including current maturities)

	2004		2005
	(Millions of yen)		(Millions of yen)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Fair value
Japanese yen bonds	¥171,000	170,989	¥171,000	—	61,000	50,000	30,000	30,000	—	172,209	0.70%
Japanese yen medium-term notes	379,707	382,677	470,273	93,000	56,623	138,522	117,418	64,710	—	475,575	0.60%
U.S. dollar medium-term notes	1,028,039	1,033,548	1,111,126	391,759	354,176	164,801	90,844	88,172	21,374	1,118,885	3.17%
U.S. dollar commercial paper	184,690	184,690	187,526	—	187,526	—	—	—	—	187,526	2.71%
Loans and others—primarily fixed rate	118,301	118,482	154,680	50,346	53,614	32,938	14,429	952	2,401	154,832	3.53%

Total	¥1,881,737	1,890,386	¥2,094,605	535,105	712,939	386,261	252,691	183,834	23,775	2,109,027

Interest Rate Swaps

		2004		2005
		(Millions of yen)		(Millions of yen)
					Expected maturity date
Notional principal currency	Receive/Pay	Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Fair value	Average receive rate	Average pay rate
JP¥	Float/Fix	¥5,499	(103)	¥4,525	260	1,360	1,120	885	900	—	(87)	0.82%	1.83%
US$	Float/Fix	1,997,417	(21,866)	2,326,726	200,052	406,948	1,033,436	686,290	—	—	28,996	2.82%	3.14%
	Fix/Float	114,145	4,064	250,219	2,148	22,552	32,217	91,281	80,543	21,478	(1,635)	4.13%	2.97%
	Float/Float	71,975	(2)	40,808	24,700	—	8,054	—	8,054	—	(199)	2.84%	2.93%
CA$	Float/Fix	238,581	(5,409)	361,748	39,778	45,763	101,954	129,460	44,793	—	(1,981)	2.46%	3.78%
	Fix/Float	19,877	261	50,737	—	—	—	38,493	—	12,244	(288)	3.22%	2.59%
	Float/Float	19,878	(94)	93,270	—	—	93,270	—	—	—	(147)	2.58%	2.68%
GBP	Float/Fix	66,232	83	75,061	31,460	23,269	14,621	5,155	556	—	175	5.13%	5.03%
	Fix/Float	22,575	83	24,311	11,597	7,797	3,900	1,017	—	—	(31)	5.18%	5.02%

Total		¥2,556,179	(22,983)	¥3,227,405	309,995	507,689	1,288,572	952,581	134,846	33,722	24,803

Currency & Interest Rate Swaps

			2004		2005
			(Millions of yen)		(Millions of yen)
						Expected maturity date
Receiving side currency	Paying side currency	Receive/Pay	Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Fair value	Average receive rate	Average pay rate
JP¥	US$	Fix/Float	¥255,323	25,836	¥353,314	70,912	29,581	106,939	92,692	53,190	—	21,472	0.69%	3.11%
		Float/Float	81,678	8,540	84,526	9,201	23,895	23,082	20,535	7,813	—	4,588	0.23%	3.08%
JP¥	EUR	Fix/Float	12,000	198	—	—	—	—	—	—	—	—	—	—
JP¥	CA$	Fix/Float	—	—	2,418	—	—	—	—	—	2,418	(182)	0.95%	3.01%
		Float/Float	8,647	(329)	5,846	4,692	—	—	—	1,154	—	(868)	0.83%	2.83%
JP¥	GBP	Fix/Float	13,028	(70)	28,314	28,314	—	—	—	—	—	5	0.04%	4.94%
Other	Other	Fix/Float	1,665	39	—	—	—	—	—	—	—	—	—	—
		Float/Float	29,915	(260)	30,854	30,854	—	—	—	—	—	(194)	2.72%	5.03%

Total			¥402,256	33,954	¥505,272	143,973	53,476	130,021	113,227	62,157	2,418	24,821

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are generally securities of domestic Japanese companies and are held for purposes other than trading. At March 31, 2004 and 2005, the estimated fair value of marketable equity securities was ¥98.3 billion and ¥93.0 billion, respectively.

Additionally, Honda has convertible notes and convertible preferred stocks with conversion features that enable Honda to convert its investment into common shares of the issuer. Convertible features are accounted for as embedded derivatives.

The conversion features are measured at fair value in our consolidated balance sheets, and the changes in fair value are recognized as other income or expense in our consolidated statements of income.

Legal Proceedings

“Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and reserves. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability under other various lawsuits and claims.

Seventy-six purported class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001, have been filed in various state and federal courts against American Honda Motor Co., Inc., Honda Canada, Inc., General Motors, Ford, Daimler Chrysler, Toyota, Nissan and BMW and their Canadian affiliates, Volkswagen, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Several of the state court actions also name Honda Motor Co., Ltd. as a defendant, as well as other Japanese and German parent companies of United States based subsidiaries. The federal court actions have been consolidated for coordinated pretrial proceedings in federal court in Maine and more than 30 California cases have been consolidated in the state court in San Francisco. Additionally, there are pending cases in 10 other states.

The nearly identical complaints allege that the manufacturer defendants, aided by the association defendants, conspired among themselves and with their dealers to prevent United States citizens from purchasing vehicles produced for the Canadian market and sold by dealers in Canada. The complaints allege that new vehicle prices in Canada are 10 to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in the payment of supracompetitive prices by United States consumers. The complaints seek treble damages under the antitrust laws, but do not specify damages. No Court has yet certified any of these cases as a class action. We believe our actions have been lawful and intend to vigorously defend these cases.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, we believe that the overall results of all lawsuits and pending claims should not result in liability to us that would be likely to have an adverse material effect on our consolidated financial position and results of operations.”

Business Segment Information

	Yen (millions)
Years ended or at March 31	2004	2005
Net sales and other operating revenue:
Motorcycle Business
Sales to unaffiliated customers	¥996,290	¥1,097,754
Automobile Business
Sales to unaffiliated customers	6,592,024	6,963,635
Financial Services
Sales to unaffiliated customers	242,696	255,741
Intersegment sales	3,138	3,447

Total	245,834	259,188
Power Product and Other Businesses
Sales to unaffiliated customers	331,590	332,975
Intersegment sales	10,070	9,869

Total	341,660	342,844
Eliminations	(13,208)	(13,316)

Consolidated	¥8,162,600	¥8,650,105

Operating income:
Motorcycle Business	¥42,433	¥69,332
Automobile Business	438,891	452,382
Financial Services	108,438	89,901
Power Product and Other Businesses	10,382	19,305

Consolidated	¥600,144	¥630,920

Assets:
Motorcycle Business	¥764,893	¥848,671
Automobile Business	3,727,259	4,160,818
Financial Services	3,818,915	4,362,096
Power Product and Other Businesses	247,451	261,843
Corporate assets and eliminations	(229,750)	(316,458)

Consolidated	¥8,328,768	¥9,316,970

Depreciation:
Motorcycle Business	¥25,156	¥28,606
Automobile Business	181,266	189,150
Financial Services	359	419
Power Product and Other Businesses	6,664	7,577

Consolidated	¥213,445	¥225,752

Capital expenditures:
Motorcycle Business	¥35,041	¥41,845
Automobile Business	240,416	317,271
Financial Services	430	1,941
Power Product and Other Businesses	11,854	12,923

Consolidated	¥287,741	¥373,980

Geographical Segment Information

	Yen (millions)
Years ended or at March 31	2004	2005
Net sales and other operating revenue:
Japan
Sales to unaffiliated customers	¥1,879,141	¥1,983,182
Transfers between geographical segments	2,051,729	2,155,756

Total	3,930,870	4,138,938
North America
Sales to unaffiliated customers	4,552,941	4,585,650
Transfers between geographical segments	120,069	119,904

Total	4,673,010	4,705,554
Europe
Sales to unaffiliated customers	756,312	858,936
Transfers between geographical segments	192,235	184,136

Total	948,547	1,043,072
Asia
Sales to unaffiliated customers	637,163	773,753
Transfers between geographical segments	67,009	86,810

Total	704,172	860,563
Others
Sales to unaffiliated customers	337,043	448,584
Transfers between geographical segments	11,222	17,373

Total	348,265	465,957
Eliminations	(2,442,264)	(2,563,979)

Consolidated	¥8,162,600	¥8,650,105

Operating income:
Japan	¥192,451	¥184,899
North America	310,150	321,154
Europe	25,843	41,243
Asia	44,672	60,692
Others	23,799	33,193
Eliminations	3,229	(10,261)

Consolidated	¥600,144	¥630,920

Assets:
Japan	¥2,370,214	¥2,480,052
North America	4,539,320	5,202,980
Europe	571,419	649,547
Asia	435,815	541,331
Others	141,851	203,605
Corporate assets and eliminations	270,149	239,455

Consolidated	¥8,328,768	¥9,316,970

Consolidated Balance Sheets Divided into Non-Financial Services Businesses and Finance Subsidiaries

	Yen (millions)
At March 31, 2004 and 2005	2004	2005
Assets
Non-financial services businesses
Current Assets:	¥3,033,178	¥3,376,411
Cash and cash equivalents	707,917	757,894
Trade accounts and notes receivable	377,049	422,673
Inventories	765,433	862,370
Other current assets	1,182,779	1,333,474
Investments and advances	743,427	830,698
Property, plant and equipment, at cost	1,418,397	1,564,762
Other assets	269,073	274,958

Total assets	5,464,075	6,046,829

Finance subsidiaries
Cash and cash equivalents	16,504	15,644
Finance subsidiaries—short-term receivables, net	956,284	1,028,488
Finance subsidiaries—long-term receivables, net	2,266,881	2,625,078
Other assets	579,246	692,886

Total assets	3,818,915	4,362,096
Eliminations	(954,222)	(1,091,955)

Total assets	¥8,328,768	¥9,316,970

Liabilities and Stockholders’ Equity
Non-financial services businesses
Current liabilities:	¥2,017,607	¥2,281,768
Short-term debt	200,784	228,558
Current portion of long-term debt	6,912	6,385
Trade payables	913,649	1,022,394
Accrued expenses	691,637	770,887
Other current liabilities	204,625	253,544
Long-term debt	28,370	19,570
Other liabilities	724,331	717,636

Total liabilities	2,770,308	3,018,974

Finance subsidiaries
Short-term debt	1,170,538	1,310,678
Current portion of long-term debt	482,563	535,825
Accrued expenses	127,232	151,867
Long-term debt	1,378,346	1,546,953
Other liabilities	287,705	352,317

Total liabilities	3,446,384	3,897,640
Eliminations	(762,324)	(888,938)

Total liabilities	5,454,368	6,027,676

Common stock	86,067	86,067
Capital surplus	172,719	172,531
Legal reserves	32,418	34,688
Retained earnings	3,589,434	3,809,383
Accumulated other comprehensive income (loss)	(854,573)	(793,934)
Treasury stock	(151,665)	(19,441)

Total stockholders’ equity	2,874,400	3,289,294

Total liabilities and stockholders’ equity	¥8,328,768	¥9,316,970

Note:

In this current year, Honda reclassified certain finance subsidiaries-receivables to trade receivables in the consolidated balance sheets divided into Non-financial services businesses and Finance subsidiaries (unaudited). Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005.

Consolidated Statements of Cash Flows Divided into Non-Financial Services Businesses and Finance Subsidiaries

	Yen (millions)
	2004		2005
Years ended March 31, 2004 and 2005	Non-financial services businesses	Finance subsidiaries	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥423,794	¥40,569	¥408,251	¥77,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,086	359	225,333	419
Deferred income taxes	34,532	78,890	38,737	76,782
Equity in income of affiliates	(75,424)	—	(97,821)	—
Loss on derivative instruments and related others	(74,469)	(10,314)	(4,000)	(56,432)
Decrease (increase) in trade accounts and notes receivable	53,035	(28,096)	(29,754)	(43,224)
Decrease (increase) in inventories	(51,836)	—	(79,483)	—
Increase (decrease) in trade payables	130,322	—	82,548	—
Other, net	(104,351)	56,135	89,703	59,382

Net cash provided by operating activities	548,689	137,543	633,514	114,882

Cash flows from investing activities:
Decrease (increase) in investments and advances	94,562	12	(119,182)	—
Capital expenditures	(287,311)	(430)	(372,039)	(1,941)
Proceeds from sales of property, plant and equipment	14,398	4,759	13,990	226
Decrease (increase) in finance subsidiaries–receivables	—	(708,418)	—	(465,841)

Net cash used in investing activities	(178,351)	(704,077)	(477,231)	(467,556)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(37,401)	(97,505)	14,604	138,511
Proceeds from long-term debt	11,663	885,084	7,752	697,703
Repayment of long-term debt	(11,169)	(278,079)	(9,172)	(486,568)
Proceeds from issuance of common stock	—	57,280	—	1,911
Cash dividends paid	(33,566)	—	(47,806)	—
Increase (decrease) in commercial paper classified as long-term debt	—	280	—	(131)
Payment for purchase of treasury stock, net	(95,312)	—	(84,147)	—

Net cash provided by (used in) financing activities	(165,785)	567,060	(118,769)	351,426

Effect of exchange rate changes on cash and cash equivalents	(26,979)	(1,083)	12,463	388

Net change in cash and cash equivalents	177,574	(557)	49,977	(860)

Cash and cash equivalents at beginning of year	530,343	17,061	707,917	16,504

Cash and cash equivalents at end of year	¥707,917	¥16,504	¥757,894	¥15,644

Notes:

1.	The company and its subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.
2.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥370,338 million, while finance subsidiaries generated a negative free cash flow of ¥566,534 million in fiscal 2004. Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt and repayment of long-term debt. Excluding the decrease in loans to finance subsidiaries (¥112,116 million), free cash flow for non-financial services businesses in fiscal 2004 was ¥258,222 million.
3.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥156,283 million, while finance subsidiaries generated a negative free cash flow of ¥352,674 million in fiscal 2005. Excluding the increase in loans to finance subsidiaries (¥132,317 million), free cash flow for non-financial services businesses in fiscal 2005 was ¥288,600 million.
4.	For each cash flow item shown above, the sum of the amounts for the non-financial services businesses and the finance subsidiaries do not necessarily equal the consolidated amounts reflected in the Company’s audited consolidated statements of cash flows appearing elsewhere in this annual report due to the existence of intercompany transactions such as loans from the non-financial services businesses to the finance subsidiaries described in Notes 2 and 3 which have not been eliminated in the unaudited consolidated statements of cash flows presented above.
5.	In this current year, Honda changed its reporting of cash flow related to the finance subsidiaries-receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows divided into Non-financial services businesses and Finance subsidiaries (unaudited). Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005.
6.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

March 31, 2004 and 2005

	Yen (millions)		U.S. dollars (millions) (note 2)
Assets	2004	2005	2005
Current assets:
Cash and cash equivalents	¥724,421	¥773,538	$7,203
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥10,919 million in 2004 and ¥9,710 million ($90 million) in 2005 (note 3)	688,303	791,195	7,368
Finance subsidiaries–receivables, net (notes 3, 4 and 8)	949,733	1,021,116	9,509
Inventories (note 5)	765,433	862,370	8,030
Deferred income taxes (note 10)	222,179	214,059	1,993
Other current assets (notes 7, 8 and 15)	303,185	346,464	3,226

Total current assets	3,653,254	4,008,742	37,329

Finance subsidiaries–receivables, net (notes 3, 4 and 8)	2,265,874	2,623,909	24,433
Investments and advances:
Investments in and advances to affiliates (note 6)	298,242	349,664	3,256
Other, including marketable equity securities (note 7)	242,824	264,926	2,467

Total investments and advances	541,066	614,590	5,723

Property, plant and equipment, at cost (note 8):
Land	354,762	365,217	3,401
Buildings	968,159	1,030,998	9,601
Machinery and equipment	2,072,347	2,260,826	21,052
Construction in progress	49,208	96,047	894

	3,444,476	3,753,088	34,948
Less accumulated depreciation	2,008,945	2,168,836	20,196

Net property, plant and equipment	1,435,531	1,584,252	14,752

Other assets (notes 3, 8, 10 and 15)	433,043	485,477	4,521

Total assets	¥8,328,768	¥9,316,970	$86,758

See accompanying notes to consolidated financial statements.

	Yen (millions)		U.S. dollars (millions) (note 2)
Liabilities and Stockholders’ Equity	2004	2005	2005
Current liabilities:
Short-term debt (note 8)	¥734,271	¥769,314	$7,164
Current portion of long-term debt (note 8)	487,125	535,105	4,983
Trade payables:
Notes	29,096	26,727	249
Accounts	882,141	987,045	9,191
Accrued expenses	813,733	913,721	8,508
Income taxes payable (note 10)	31,194	65,029	606
Other current liabilities (notes 8, 10 and 15)	357,259	451,623	4,205

Total current liabilities	3,334,819	3,748,564	34,906

Long-term debt (note 8)	1,394,612	1,559,500	14,522
Other liabilities (notes 8, 9, 10, 12 and 15)	724,937	719,612	6,701

Total liabilities	5,454,368	6,027,676	56,129

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares in 2004 and 3,554,000,000 shares in 2005; issued 974,414,215 shares in 2004 and 928,414,215 shares in 2005	86,067	86,067	801
Capital surplus	172,719	172,531	1,607
Legal reserves (note 11)	32,418	34,688	323
Retained earnings (note 11)	3,589,434	3,809,383	35,472
Accumulated other comprehensive income (loss) (notes 7, 10, 12 and 14)	(854,573)	(793,934)	(7,393)
Treasury stock, at cost 33,498,264 shares in 2004 and 3,543,788 shares in 2005	(151,665)	(19,441)	(181)

Total stockholders’ equity	2,874,400	3,289,294	30,629

Commitments and contingent liabilities (notes 17 and 18)
Total liabilities and stockholders’ equity	¥8,328,768	¥9,316,970	$86,758

Consolidated Statements of Income

Honda Motor Co., Ltd. and Subsidiaries

Years ended March 31, 2003, 2004 and 2005

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Net sales and other operating revenue (note 4)	¥7,971,499	¥8,162,600	¥8,650,105	$80,549

Operating costs and expenses:
Cost of sales (note 4)	5,364,204	5,609,806	6,038,172	56,227
Selling, general and administrative	1,445,905	1,503,683	1,513,259	14,091
Research and development	436,863	448,967	467,754	4,356

	7,246,972	7,562,456	8,019,185	74,674

Operating income	724,527	600,144	630,920	5,875

Other income (notes 1 (p) and 7):
Interest	7,445	9,299	10,696	99
Other	5,741	54,909	60,541	564

	13,186	64,208	71,237	663

Other expenses (notes 1 (c), (p) and 7):
Interest	12,207	10,194	11,655	108
Other	115,751	12,231	33,697	314

	127,958	22,425	45,352	422

Income before income taxes and equity in income of affiliates	609,755	641,927	656,805	6,116

Income taxes (note 10):
Current	176,632	139,318	151,146	1,407
Deferred	68,433	113,422	115,519	1,076

	245,065	252,740	266,665	2,483

Income before equity in income of affiliates	364,690	389,187	390,140	3,633

Equity in income of affiliates (note 6)	61,972	75,151	96,057	894

Net income	¥426,662	¥464,338	¥486,197	$4,527

	Yen			U.S. dollars (note 2)
	2003	2004	2005	2005
Basic net income per common share (note 1 (n))	¥439.43	¥486.91	¥520.68	$4.85

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

Honda Motor Co., Ltd. and Subsidiaries

Years ended March 31, 2003, 2004 and 2005

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Common stock:
Balance at beginning of year	¥86,067	¥86,067	¥86,067	$801

Balance at end of year	86,067	86,067	86,067	801

Capital surplus:
Balance at beginning of year	172,529	172,529	172,719	1,609
Reissuance of treasury stock	—	190	2	0
Retirement of treasury stock	—	—	(190)	(2)

Balance at end of year	172,529	172,719	172,531	1,607

Legal reserves:
Balance at beginning of year	28,969	29,391	32,418	302
Transfer from retained earnings (note 11)	422	3,027	2,270	21

Balance at end of year	29,391	32,418	34,688	323

Retained earnings:
Balance at beginning of year	2,765,600	3,161,664	3,589,434	33,424
Net income for the year	426,662	464,338	486,197	4,527
Cash dividends (note 11)	(30,176)	(33,541)	(47,797)	(445)
Transfer to legal reserves (note 11)	(422)	(3,027)	(2,270)	(21)
Retirement of treasury stock	—	—	(216,181)	(2,013)

Balance at end of year	3,161,664	3,589,434	3,809,383	35,472

Accumulated other comprehensive income (loss) (notes 7, 10, 12 and 14):
Balance at beginning of year	(479,175)	(763,165)	(854,573)	(7,958)
Other comprehensive income (loss) for the year, net of tax	(283,990)	(91,408)	60,639	565

Balance at end of year	(763,165)	(854,573)	(793,934)	(7,393)

Treasury stock:
Balance at beginning of year	(49)	(56,766)	(151,665)	(1,412)
Purchase of treasury stock	(56,717)	(95,318)	(84,160)	(784)
Reissuance of treasury stock	—	419	13	0
Retirement of treasury stock	—	—	216,371	2,015

Balance at end of year	(56,766)	(151,665)	(19,441)	(181)

Total stockholders’ equity	¥2,629,720	¥2,874,400	¥3,289,294	$30,629

Disclosure of comprehensive income:
Net income for the year	¥426,662	¥464,338	¥486,197	$4,527
Other comprehensive income (loss) for the year, net of tax (notes 7, 10, 12 and 14)
Adjustments from foreign currency translation	(169,391)	(195,941)	40,476	377
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(1,047)	21,246	(3,668)	(34)
Reclassification adjustments for losses realized in net income	7,137	—	1,346	13
Minimum pension liabilities adjustment	(120,689)	83,287	22,485	209

	(283,990)	(91,408)	60,639	565

Total comprehensive income for the year	¥142,672	¥372,930	¥546,836	$5,092

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Honda Motor Co., Ltd. and Subsidiaries

Years ended March 31, 2003, 2004 and 2005

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Cash flows from operating activities (note 13):
Net income	¥426,662	¥464,338	¥486,197	$4,527
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	220,874	213,445	225,752	2,102
Deferred income taxes	68,433	113,422	115,519	1,076
Equity in income of affiliates	(61,972)	(75,151)	(96,057)	(894)
Provision for credit and lease residual losses on finance subsidiaries–receivables (note 3)	39,256	45,937	50,638	472
Loss (gain) on derivative instruments and related others, net	36,983	(84,783)	(60,432)	(563)
Decrease (increase) in assets:
Trade accounts and notes receivable (note 3)	(31,642)	22,829	(70,145)	(653)
Inventories	(146,574)	(51,836)	(79,483)	(740)
Other current assets	(104,583)	(154,320)	(11,797)	(110)
Other assets (note 3)	(52,780)	(33,376)	(52,198)	(486)
Increase (decrease) in liabilities:
Trade accounts and notes payable	28,675	132,541	76,338	711
Accrued expenses	130,615	64,830	71,469	665
Income taxes payable	3,964	(31,068)	33,704	314
Other current liabilities	17,708	13,763	19,973	186
Other liabilities	30,412	43,656	19,826	184
Other, net (note 3)	59,336	(8,739)	17,320	161

Net cash provided by operating activities	665,367	675,488	746,624	6,952

Cash flows from investing activities:
Decrease (increase) in investments and advances	(16,041)	54,007	26,148	243
Payment for purchase of available-for-sale securities	(3,904)	(61)	(1,608)	(15)
Proceeds from sales of available-for-sale securities	40,682	10,082	13,140	122
Payment for purchase of held-to-maturity securities	—	(13,409)	(20,856)	(194)
Capital expenditures	(316,991)	(287,741)	(373,980)	(3,482)
Proceeds from sales of property, plant and equipment	16,438	19,157	14,216	132
Acquisitions of finance subsidiaries–receivables (note 3)	(2,424,416)	(2,689,554)	(2,710,520)	(25,240)
Collections of finance subsidiaries–receivables (note 3)	892,933	1,156,888	1,561,299	14,539
Proceeds from sales of finance subsidiaries–receivables	760,500	820,650	684,308	6,372

Net cash used in investing activities	(1,050,799)	(929,981)	(807,853)	(7,523)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(47,959)	(7,910)	20,244	188
Proceeds from long-term debt	775,987	885,162	704,433	6,560
Repayment of long-term debt	(292,063)	(289,107)	(495,107)	(4,610)
Cash dividends paid (note 11)	(30,176)	(33,541)	(47,797)	(445)
Increase (decrease) in commercial paper classified as long-term debt	(2,131)	280	(131)	(1)
Payment for purchase of treasury stock, net	(56,717)	(95,312)	(84,147)	(784)

Net cash provided by financing activities	346,941	459,572	97,495	908

Effect of exchange rate changes on cash and cash equivalents	(23,546)	(28,062)	12,851	120

Net change in cash and cash equivalents	(62,037)	177,017	49,117	457
Cash and cash equivalents at beginning of year	609,441	547,404	724,421	6,746

Cash and cash equivalents at end of year	¥547,404	¥724,421	¥773,538	$7,203

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Honda Motor Co., Ltd. and Subsidiaries

1. General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 30 separate factories, 4 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue by category of activity for the year ended March 31, 2005 were derived from: motorcycle business 12.7%, automobile business 80.5%, financial services 3.0%, and power products and other businesses 3.8%. Operating income by category of activity for the year ended March 31, 2005 was derived from: motorcycle business 11.0%, automobile business 71.7%, financial services 14.2%, and power products and other businesses 3.1%. The total assets at March 31, 2005 were attributable to: motorcycle business 9.1%, automobile business 44.7%, financial services 46.8%, power products and other businesses 2.8%, and corporate assets (net of company-wide accounts eliminated in consolidation) (3.4%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2005, 77.1% of net sales and other operating revenue (¥6,666,923 million; $62,081 million) was derived from subsidiaries operating outside Japan (2004: ¥6,283,459 million, 2003: ¥5,995,981 million). Net sales and other operating revenue for the year ended March 31, 2005 was geographically broken down based on the location of customers as follows: Japan 19.6%, North America 52.9%, Europe 10.1%, Asia 11.3% and others 6.1%. For the year ended March 31, 2005, 72.3% of operating income (¥456,282 million; $4,249 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2004: ¥404,464 million, 2003: ¥519,901 million). Also, 70.8% of Honda’s assets at March 31, 2005 (¥6,597,463 million; $61,435 million) was identified with foreign operations (2004: ¥5,688,405 million).

(b) Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” which was revised in December 2003 (“FIN 46R”). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Honda adopted the provisions of FIN 46R as of March 31, 2004. The implementation of FIN 46R did not have a significant effect on Honda’s consolidated financial statements.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in other expenses—other, for each of the years in the three-year period ended March 31, 2005 were ¥9,658 million, ¥11,753 million and ¥11,559 million ($108 million), respectively.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2004 and 2005 were not significant.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2004 or 2005, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically reviews the fair value of investment securities. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(i) Goodwill

Goodwill is not amortized but instead be tested for impairment at least annually. Goodwill is considered impaired if its estimated fair value is less than the carrying value. Honda completed its annual test during each of its fiscal years ended March 31, 2003, 2004 and 2005 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2004 and 2005 was ¥17,666 million and ¥17,887 million ($167 million), respectively.

(j) Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

(k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2005 were ¥234,670 million, ¥239,332 million and ¥246,997 million ($2,300 million), respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

(n) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2003, 2004 and 2005 was 970,952,677, 953,638,262 and 933,767,978, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2003, 2004 or 2005.

(o) Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenue and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

Foreign currency transaction gains (losses) included in other income (expenses)—other for each of the years in the three-year period ended March 31, 2005 are as follows:

Yen (millions)			U.S. dollars (millions) (note 2)
2003	2004	2005	2005
¥520	¥13,668	¥(17,146)	$(160)

(p) Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes the fair value of all derivative financial instruments in its consolidated balance sheet. As Honda does not apply hedge accounting, the changes in the fair value of its derivative financial instruments are recognized in earnings in the period of the change. The amount recognized in earnings included in other income (expenses)—other during the year ended March 31, 2003, 2004 and 2005 are ¥19,910 million loss, ¥122,583 million gain and ¥44,905 million ($418 million) gain, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥12,778 million loss, ¥36,410 million loss and ¥10,667 million ($99 million) gain in other income (expenses)—other during the years ended March 31, 2003, 2004 and 2005, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries of ¥45,988 million loss, ¥38,894 million loss and ¥28,000 million ($261 million) loss are included in other income (expenses)—other during the years ended March 31, 2003, 2004 and 2005. These gains and losses are presented on a net basis.

(q) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2005 are as follows:

Yen (millions)			U.S. dollars (millions) (note 2)
2003	2004	2005	2005
¥144,791	¥146,698	¥159,472	$1,485

(r) New Accounting Pronouncements Not Yet Adopted

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, “Inventory Pricing,” for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal,” as described in ARB No. 43. This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Honda’s consolidated financial position or results of operations.

(s) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

2. Basis of Translating Financial Statements

The consolidated financial statements are expressed in Japanese yen. However, the consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars at the rate of ¥107.39 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2005. Those U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the reader. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

3. Presentation of finance subsidiaries-receivables in the consolidated statements of cash flows and the consolidated balance sheets

In prior periods, Honda reported the effects of all finance subsidiaries-receivables as investing activities for purposes of presentation in the consolidated statements of cash flows. This policy, when applied to wholesale receivables related to sales of inventory to outside dealers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis.

In the current year, based on concerns raised by the staff of the Securities and Exchange Commission (“SEC”), management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables in the consolidated balance sheets. This presentation results in the elimination of the intercompany activities and proper classification of cash receipts from the settlement of wholesale receivables related to the sale of inventory as operating activities.

Certain finance subsidiaries provide retail finance to customers who purchased inventory from the consolidated dealers. The cash flows generated from these retail finance were reported as investing cash flows in prior periods. In the current year, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets.

Consequently, management has revised the presentation in the consolidated statements of cash flows for the years ended March 31, 2003 and 2004 and the consolidated balance sheet at March 31, 2004 to achieve a comparable presentation for all periods presented herein.

The cash flow related effects of finance subsidiaries-receivable from retail, direct finance leases, wholesale and term loans to dealer which are unrelated to the sales of inventory continue to be reported as investing activities in the consolidated statements of cash flows.

The impacts of the reclassification of the affected line items in the consolidated statements of cash flows with respect to the years ended March 31, 2003 and 2004 and in the consolidated balance sheet at March 31, 2004 are as follows:

Consolidated Statements of Cash Flows

	Yen (millions)
Year ended March 31,	2003	2004
Cash provided by operating activities, as previously reported	¥688,127	¥712,942
Amounts reclassified from investing activities;
Provision for credit and lease residual losses on finance subsidiaries-receivables	(121)	(1,003)
Increase in trade account and notes receivable	(14,800)	(28,096)
Increase in other assets	(7,960)	(9,358)
Other, net	121	1,003

Cash provided by operating activities, after reclassification	665,367	675,488

Cash used in investing activities, as previously reported	(1,073,559)	(967,435)
Amount reclassified to operating activities;
Acquisitions of finance subsidiaries-receivables	840,660	874,458
Collections of finance subsidiaries-receivables	(817,900)	(837,004)

Cash used in investing activities, after reclassification	¥(1,050,799)	¥(929,981)

Consolidated Balance Sheet

Yen (millions)
At March 31,	2004
Trade accounts and notes receivables, as previously reported	¥373,416
Amount reclassified from finance subsidiaries-receivables, net-current	314,887

Trade accounts and notes receivables, after reclassification	688,303

Finance subsidiaries-receivables, net - current, as previously reported	1,264,620
Amount reclassified to trade accounts and notes receivables	(314,887)

Finance subsidiaries-receivables, net - current, after reclassification	949,733

Finance subsidiaries-receivables, net, as previously reported	2,377,338
Amount reclassified to other assets	(111,464)

Finance subsidiaries-receivables, net, after reclassification	2,265,874

Other assets, as previously reported	321,579
Amount reclassified from finance subsidiaries-receivables, net	111,464

Other assets, after reclassification	¥433,043

4. Finance Subsidiaries–Receivables and Securitizations

Finance subsidiaries–receivables represent finance receivables generated by finance subsidiaries. Certain finance receivables related to sales of inventory are reclassified to trade receivables and other assets in the consolidated balance sheets. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

Finance subsidiaries–receivables, net, consisted of the following at March 31, 2004 and 2005:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Direct financing leases	¥1,721,716	¥1,922,248	$17,900
Retail	1,822,873	2,110,018	19,648
Wholesale	256,588	312,318	2,908
Term loans to dealers	26,764	10,529	98

Total finance receivables	3,827,941	4,355,113	40,554
Retained interests in the sold pools of finance receivables	61,072	62,904	586

	3,889,013	4,418,017	41,140

Less:
Allowance for credit losses (a)	26,327	32,749	305
Allowance for losses on lease residual values	26,124	34,025	317
Unearned interest income and fees (b)	194,604	201,873	1,880

Finance subsidiaries–receivables, net, before reclassification	3,641,958	4,149,370	38,638
Less:
Reclassification to trade receivables, net (note 3)	314,887	374,988	3,492
Reclassification to other assets, net (note 3)	111,464	129,357	1,204
Finance subsidiaries-receivables, net	3,215,607	3,645,025	33,942
Less current portion	949,733	1,021,116	9,509

Noncurrent finance subsidiaries–receivables, net	¥2,265,874	¥2,623,909	$24,433

(a)	The allowance for credit losses of finance subsidiaries-receivables at March 31, 2004 and 2005 include ¥1,916 million and ¥1,823 million ($17 million), which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets.
(b)	The unearned interest income and fees at March 31, 2004 and 2005 include ¥16,800 million and ¥19,118 million ($178 million), which were reclassified to trade receivable and other assets in the consolidated balance sheets.

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2005 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2006	¥1,462,363	$13,617

2007	1,123,458	10,461
2008	1,003,182	9,342
2009	538,164	5,011
2010	192,604	1,794
After five years	35,342	329

	2,892,750	26,937

Total	¥4,355,113	$40,554

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2005 as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Finance income	¥240,995	¥245,834	¥259,188	$2,414
Finance cost	42,507	35,796	54,815	510

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions during the year ended March 31, 2003, 2004 and 2005 totaling approximately ¥735,047 million, ¥793,261 million and ¥731,508 million ($6,812 million), respectively, to investors. Pre-tax net gains or losses on such sales for each of the years in the three-year period ended March 31, 2005, which are included in finance income in the table above, are ¥10,144 million gain, ¥3,821 million gain and ¥4,291 million ($40 million) loss, respectively. No direct financing lease receivables were sold in 2003, 2004 or 2005.

Finance subsidiaries serviced approximately ¥1,001,891 million and ¥1,078,463 million ($10,042 million) of receivables for investors at March 31, 2004 and 2005, respectively.

Retained interests in securitizations were comprised of the following at March 31 2004 and 2005:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Subordinated certificates	¥30,775	¥37,480	$349
Residual interests	30,297	25,424	237

Total	¥61,072	¥62,904	$586

The changes in retained interest in securitizations for each of the years in the three-year period ended March 31, 2005 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Balance at beginning of year	¥106,879	¥67,024	¥61,072	$569
Additions	40,060	41,045	31,267	291
Repurchases	(45,404)	(7,716)	(4,632)	(43)
Amortization and fair value adjustments	2,582	868	2,846	26
Cash received	(27,317)	(32,140)	(28,606)	(266)
Foreign exchange translation	(9,776)	(8,009)	957	9

Balance at end of year	¥67,024	¥61,072	¥62,904	$586

At March 31, 2005, the significant assumptions used in estimating the retained interest in the sold pools of finance receivables are as follows:

Weighted average assumption
Prepayment speed	1.29%
Expected credit losses	0.39%
Residual cash flows discount rate	9.70%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2005 are as follows:

	2003	2004	2005
Weighted average life (years)	1.54 to 1.74	1.59 to 1.79	1.64 to 1.77
Prepayment speed	1.00% to 1.50%	1.00% to 1.50%	1.25% to 1.30%
Expected credit losses	0.21% to 0.35%	0.22% to 0.81%	0.30% to 0.70%
Residual cash flows discount rate	6.67% to 12.00%	5.30% to 12.00%	6.55% to 12.00%

The outstanding balance of securitized financial assets at March 31, 2005 is summarized as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
	2005	2005
Receivables sold:
Retail	¥1,078,463	$10,042

Total receivables sold	¥1,078,463	$10,042

5. Inventories

Inventories at March 31, 2004 and 2005 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Finished goods	¥521,146	¥570,922	$5,316
Work in process	22,237	24,965	233
Raw materials	222,050	266,483	2,481

	¥765,433	¥862,370	$8,030

6. Investments and Advances—Affiliates

Significant investments in affiliates accounted for under the equity method at March 31, 2004 and 2005 are Showa Corporation (33.5%), Keihin Corporation (42.2%), Guangzhou Honda Automobile Co., Ltd. (50.0%), Dongfeng Honda Engine Co., Ltd. (50.0%), and P.T. Astra Honda Motor (50.0%).

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2004 and 2005, and for each of the years in the three-year period ended March 31, 2005 is shown below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Current assets	¥713,957	¥876,559	$8,162
Other assets, principally property, plant and equipment	796,967	830,827	7,737

Total assets	1,510,924	1,707,386	15,899
Current liabilities	548,466	629,578	5,862
Other liabilities	146,039	146,554	1,365

Total liabilities	694,505	776,132	7,227

Stockholders’ equity	¥816,419	¥931,254	$8,672

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Net sales	¥2,527,293	¥2,646,166	¥3,039,751	$28,306
Net income	153,422	168,905	220,596	2,054
Cash dividends received by Honda during the year	26,741	46,780	35,824	334

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2004 and 2005 included in retained earnings was ¥194,417 million and ¥224,047 million ($2,086 million), respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2004 and 2005, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2005:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Trade receivables from	¥26,487	¥25,421	$237
Trade payables to	106,831	106,543	992

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Purchases from	¥555,257	¥551,757	¥595,589	$5,546
Sales to	107,985	122,241	148,352	1,381

Mr. Minekawa, a Director of the Company, served as the President of Guangzhou Honda Automobile Co., Ltd., one of our affiliates in China. In fiscal 2005, Honda sold automobile parts, equipment and services to the affiliated company in the amount of ¥37,023 million ($345 million). He is expected to retire as a Director of the Company as of June 23 2005 and will be assigned as an operating officer of the Company.

7. Investments and Advances-Other

Investments and advances at March 31, 2004 and 2005 consisted of the following:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Current
Corporate debt securities	¥—	¥7,485	$70
U.S. government and agency debt securities	—	3,222	30

	¥—	¥10,707	$100

Investments due within one year are included in other current assets.

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Noncurrent
Marketable equity securities	¥98,300	¥93,004	$866
Nonmarketable preferred stocks	16,200	11,100	103
Convertible preferred stocks	18,739	27,476	256
Convertible notes	49,759	65,920	614
Government bonds	—	3,000	28
U.S. government and agency debt securities	13,211	20,347	189
Guaranty deposits	31,040	31,076	289
Advances	4,064	3,915	37
Other	11,511	9,088	85

	¥242,824	¥264,926	$2,467

Certain information with respect to marketable securities at March 31, 2004 and 2005, is summarized below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Available-for-sale
Cost	¥30,928	¥29,815	$278
Fair value	98,300	93,004	866
Gross unrealized gains	67,694	63,319	589
Gross unrealized losses	322	130	1

Held-to-maturity
Amortized cost	¥13,211	¥34,054	$317
Fair value	13,228	33,692	314
Gross unrealized gains	17	75	1
Gross unrealized losses	—	437	4

Maturities of debt securities classified as held-to-maturity at March 31, 2005 were as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
Due within one year	¥10,707	$100
Due after one year through five years	21,349	199
Due after five years through ten years	1,998	18
Due after ten years	—	—

Total	¥34,054	$317

Realized gains and losses from available-for-sale securities included in other expenses (income)—other for each of the years in the three-year period ended March 31, 2005, were, ¥21,797 million net losses, ¥3,468 million net gains and ¥2,206 million ($21 million) net gains, respectively.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2005 were as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2005		2005
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥207	¥(18)	$2	$(0)
12 months or longer	637	(112)	6	(1)

	¥844	¥(130)	$8	$(1)

Held-to-maturity
Less than 12 months	¥30,617	¥(437)	$285	$(4)
12 months or longer	—	—	—	—

	¥30,617	¥(437)	$285	$(4)

8. Short-term and Long-term Debt

Short-term debt at March 31, 2004 and 2005 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Short-term bank loans	¥258,556	¥279,696	$2,605
Medium-term notes	85,979	85,273	794
Commercial paper	389,736	404,345	3,765

	¥734,271	¥769,314	$7,164

The weighted average interest rates on short-term debt outstanding at March 31, 2004 and 2005 were 1.58% and 2.09%, respectively.

Long-term debt at March 31, 2004 and 2005 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥253	¥238	$2

	253	238	2
Subsidiaries:
Commercial paper	184,958	187,932	1,750
Loans, maturing through 2029:
Secured, principally from banks	20,571	30,147	281
Unsecured, principally from banks	71,603	65,892	614
1.31% Japanese yen unsecured bond due 2005	30,000	—	—
0.69% Japanese yen unsecured bond due 2006	60,000	60,000	559
0.81% Japanese yen unsecured bond due 2006	1,000	1,000	9
0.47% Japanese yen unsecured bond due 2007	50,000	50,000	466
0.79% Japanese yen unsecured bond due 2008	30,000	30,000	279
0.99% Japanese yen unsecured bond due 2009	—	30,000	279
3.65% Thai baht unsecured bond due 2007	—	5,460	51
Medium-term notes, maturing through 2019	1,433,620	1,634,342	15,219
Less unamortized discount, net	268	406	4

	1,881,484	2,094,367	19,503

Total long-term debt	1,881,737	2,094,605	19,505
Less current portion	487,125	535,105	4,983

	¥1,394,612	¥1,559,500	$14,522

The loans maturing through 2031 and through 2029 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.69% to 22.37% per annum at March 31, 2005 and weighted average interest rate on total outstanding long-term debt at March 31, 2004 and 2005 is 2.55% and 4.05%, respectively. Property, plant and equipment with a net book value of approximately ¥11,425 million and ¥12,881 million ($120 million) at March 31, 2004 and 2005, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥14,313 million and ¥22,597 million ($210 million) at March 31, 2004 and 2005, respectively, were pledged as collateral by a financial subsidiary for certain loans.

At March 31, 2004 and 2005, ¥184,958 million and ¥187,932 million ($1,750 million), respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The weighted average interest rate on commercial paper at March 31, 2004 and 2005 was approximately 1.04% and 2.71%, respectively.

Medium-term notes are unsecured, and their interest rates range from 0.53% to 8.95% at March 31, 2004 and from 0.6% to 3.17% at March 31, 2005.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2005 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2006	¥535,105	$4,983

2007	712,939	6,639
2008	386,261	3,597
2009	252,691	2,353
2010	183,834	1,712
After five years	23,775	221

	1,559,500	14,522

Total	¥2,094,605	$19,505

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 15). Unless a right of setoff exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2005, Honda had unused line of credit facilities amounting to ¥1,125,290 million ($10,478 million), of which ¥378,232 million ($3,522 million) related to commercial paper programs and ¥747,058 million ($6,956 million) related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2005, Honda also had committed lines of credit amounting to ¥661,864 million ($6,163 million), none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Certain debenture trust agreements provide that Honda must give additional security upon request of the trustee.

9. Other Liabilities

Other liabilities at March 31, 2004 and 2005 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Allowance for product warranty, net of current portion	¥151,286	¥141,394	$1,317
Minority interest	59,185	70,001	652
Additional minimum pension liabilities (note 12)	419,747	381,124	3,549
Deferred income taxes	44,456	68,561	638
Other	50,263	58,532	545

	¥724,937	¥719,612	$6,701

10. Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2005 were allocated as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Income	¥245,065	¥252,740	¥266,665	$2,483
Stockholders’ equity—Accumulated other comprehensive income (loss) (note 14)	(85,643)	43,620	12,718	118

	¥159,422	¥296,360	¥279,383	$2,601

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2005 consisted of the following:

	Yen (millions)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2003:
Japanese	¥176,515	¥114,809	¥(33,664)	¥81,145
Foreign	433,240	61,823	102,097	163,920

	¥609,755	¥176,632	¥68,433	¥245,065

2004:
Japanese	¥204,695	¥106,672	¥(16,448)	¥90,224
Foreign	437,232	32,646	129,870	162,516

	¥641,927	¥139,318	¥113,422	¥252,740

2005:
Japanese	¥147,455	¥57,066	¥24,134	¥81,200
Foreign	509,350	94,080	91,385	185,465

	¥656,805	¥151,146	¥115,519	¥266,665

	U.S. dollars (millions) (note 2)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2005:
Japanese	$1,373	$531	$225	$756
Foreign	4,743	876	851	1,727

	$6,116	$1,407	$1,076	$2,483

The significant components of deferred income tax expense for each of the years in the three-year period ended March 31, 2005 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Deferred tax expense (exclusive of the effects of the other component listed below)	¥70,731	¥109,931	¥115,519	$1,076
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	(2,298)	3,491	—	—

	¥68,433	¥113,422	¥115,519	$1,076

The Company is subject to a national corporate tax of 30%, an inhabitant tax of between 5.19% and 6.21% and a deductible business tax between 9.60% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for the years ended March 31, 2003 and 2004. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduced standard business tax rates from 9.60% to 7.68% as well as additionally levying business tax based on corporate size. The change in business tax rate was effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate was lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after April 1, 2004. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2005 differs from the Japanese statutory income tax rate for the following reasons:

	2003	2004	2005
Statutory income tax rate	41.0%	41.0%	40.0%
Valuation allowance provided for current year operating losses of subsidiaries	0.8	2.6	0.5
Difference in statutory tax rates of foreign subsidiaries	(2.1)	(1.4)	(1.9)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.6)	(1.6)	(1.1)
Research and development credit	(1.6)	(3.8)	(2.3)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	(0.4)	0.5	—
The prior year income taxes*	—	—	1.8
Other	3.1	2.1	3.6

Effective tax rate	40.2%	39.4%	40.6%

*	The prior year income taxes in 2005 are due to assessment by the Japanese tax authorities as a result of their transfer pricing audit relating to the Company’s motorcycle business in Brazil.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2005 are presented below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Deferred tax assets:
Inventory valuation	¥24,051	¥24,475	$228
Allowance for dealers and customers	130,514	131,262	1,222
Foreign tax credit	10,166	11,565	108
Operating loss carryforwards	73,772	58,697	546
Minimum pension liabilities adjustment	167,224	152,036	1,416
Other accrued pension liabilities	89,263	99,471	926
Other	141,723	131,233	1,222

Total gross deferred tax assets	636,713	608,739	5,668
Less valuation allowance	71,726	59,737	556

Net deferred tax assets	564,987	549,002	5,112

Deferred tax liabilities:
Inventory valuation	(13,658)	(14,322)	(133)
Depreciation and amortization, excluding lease transactions	(50,100)	(63,614)	(592)
Lease transactions	(268,461)	(328,554)	(3,060)
Undistributed earnings of subsidiaries and affiliates	(22,737)	(34,252)	(319)
Net unrealized gains on marketable equity securities	(26,934)	(25,266)	(235)
Other	(53,995)	(82,129)	(765)

Total gross deferred tax liabilities	(435,885)	(548,137)	(5,104)

Net deferred tax asset	¥129,102	¥865	$8

Deferred income taxes at March 31, 2004 and 2005 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Current assets—Deferred income taxes	¥222,179	¥214,059	$1,993
Other assets	162,323	129,162	1,203
Other current liabilities	(210,944)	(273,795)	(2,550)
Other liabilities	(44,456)	(68,561)	(638)

Net deferred tax asset	¥129,102	¥865	$8

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2004 and 2005.

The net change in the total valuation allowance for the years ended March 31, 2003 and 2004 was an increase of ¥3,911 million and ¥6,686 million, respectively, and for the year ended March 31, 2005 was decrease of ¥11,989 million ($112 million). The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets, taking into consideration projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate. Considering these factors, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards), net of existing valuation allowance within the foreseeable future.

At March 31, 2005, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥173,603 million ($1,617 million), which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
Within 1 year	¥2,629	$25
1 to 5 years	5,128	48
5 to 15 years	21,820	203
Indefinite periods	144,026	1,341

	¥173,603	$1,617

At March 31, 2004 and 2005, Honda did not recognize deferred tax liabilities of ¥31,193 million and ¥47,340 million ($441 million), respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were considered permanently reinvested. At March 31, 2004 and 2005, the undistributed earnings not subject to deferred tax liabilities were ¥1,557,268 million and ¥1,895,285 million ($17,649 million), respectively.

11. Dividends and Legal Reserves

The Japanese Commercial Code provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2005 represent dividends paid out during those years and the related appropriations to the legal reserves. Cash dividends per share for each of the years in the three-year period ended March 31, 2005 were ¥31, ¥35 and ¥51 ($0.47), respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥37 ($0.34) per share aggregating ¥34,220 million ($319 million) to be proposed in June 2005.

12. Pension and Other Postretirement Benefits

The Company and its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries. Benefits under the plans are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Plan assets consist primarily of listed equity securities and bonds.

Retirement benefits for directors, excluding certain benefits, are provided in accordance with management policy. There are occasions where officers other than directors receive special lump-sum payments at retirement. Such payments are charged to income as paid since amounts vary with circumstances and it is impractical to compute a liability for future payments.

In January 2003, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated Welfare Pension Fund)” of which the Company and a part of its domestic subsidiaries are members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from benefits obligations related to future employee service in respect of the substitutional portion on April 1, 2004. The Company and a part of its domestic subsidiaries are currently in the process of transferring past service liabilities to the government. The aggregate effect of this separation will be determined based on the their total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. The Company has not yet determined the effect of the adoption on Honda’s consolidated financial position and results of operations as the fair value of plan assets and the pension benefit obligation to be transferred, determined pursuant to a government formula, will not be determined until the transfer of such assets and obligation is completed.

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2004	2005	2004	2005
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,537,055)	¥(1,618,402)	¥(185,645)	¥(212,393)
Service cost	(49,309)	(40,963)	(13,022)	(17,560)
Interest cost	(30,741)	(32,368)	(12,164)	(14,445)
Plan participants’ contributions	(7,487)	(352)	(811)	(681)
Actuarial gain (loss)	(7,626)	18,383	(19,748)	(42,687)
Benefits paid	29,339	32,109	1,814	2,501
Amendment	(15,523)	—	54	(8,684)
Foreign exchange translation	—	—	17,129	(7,430)

Benefit obligations at end of year	(1,618,402)	(1,641,593)	(212,393)	(301,379)

Change in plan assets:
Fair value of plan assets at beginning of year	625,240	794,543	140,482	194,849
Actual return on plan assets	132,336	33,559	37,688	28,743
Employer contributions	58,819	46,197	34,169	29,058
Plan participants’ contributions	7,487	352	811	681
Benefits paid	(29,339)	(32,109)	(1,814)	(2,501)
Foreign exchange translation	—	—	(16,487)	6,335

Fair value of plan assets at end of year	794,543	842,542	194,849	257,165

Funded status	(823,859)	(799,051)	(17,544)	(44,214)

Unrecognized actuarial loss	662,232	607,399	49,317	81,240
Unrecognized net transition obligations	6,761	5,726	374	332
Unrecognized prior service cost (benefit)	(68,002)	(62,089)	3,995	6,764

Net amount recognized	(222,868)	(248,015)	36,142	44,122

Adjustments to recognize additional minimum liabilities (note 9):
Intangible assets	—	—	(1,056)	(311)
Amount included in accumulated other comprehensive income (loss)	(410,570)	(377,864)	(8,121)	(2,949)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥(633,438)	¥(625,879)	¥26,965	¥40,862

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,613,967)	¥(1,630,982)	¥(87,498)	¥(52,334)
Accumulated benefit obligations	(1,424,689)	(1,460,030)	(67,494)	(33,749)
Fair value of plan assets	790,951	833,539	63,984	29,685

	U.S. dollars (millions) (note 2)
	Japanese plans	Foreign plans
	2005	2005
Change in benefit obligations:
Benefit obligations at beginning of year	$(15,070)	$(1,978)
Service cost	(381)	(164)
Interest cost	(301)	(135)
Plan participants’ contributions	(3)	(6)
Actuarial gain (loss)	170	(396)
Benefits paid	299	23
Amendment	—	(81)
Foreign exchange translation	—	(69)

Benefit obligations at end of year	(15,286)	(2,806)

Change in plan assets:
Fair value of plan assets at beginning of year	7,399	1,814
Actual return on plan assets	313	268
Employer contributions	430	271
Plan participants’ contributions	3	6
Benefits paid	(299)	(23)
Foreign exchange translation	—	59

Fair value of plan assets at end of year	7,846	2,395

Funded status	(7,440)	(411)

Unrecognized actuarial loss	5,656	756
Unrecognized net transition obligations	53	3
Unrecognized prior service cost (benefit)	(578)	63

Net amount recognized	(2,309)	411

Adjustments to recognize additional minimum liabilities (note 9):
Intangible assets	—	(3)
Amount included in accumulated other comprehensive income (loss)	(3,519)	(27)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	$(5,828)	$381

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	$(15,187)	$(487)
Accumulated benefit obligations	(13,596)	(314)
Fair value of plan assets	7,762	276

Pension expense for each of the years in the three-year period ended March 31, 2005 included the following:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Japanese plans:
Service cost-benefits earned during the year	¥44,733	¥49,309	¥40,963	$381
Interest cost on projected benefit obligations	34,142	30,741	32,368	301
Expected return on plan assets	(31,711)	(32,041)	(33,589)	(313)
Net amortization and deferral	23,223	38,058	27,921	261

	¥70,387	¥86,067	¥67,663	$630

Foreign plans:
Service cost-benefits earned during the year	¥12,663	¥13,022	¥17,560	$164
Interest cost on projected benefit obligations	10,944	12,164	14,445	135
Expected return on plan assets	(9,593)	(12,947)	(17,418)	(162)
Net amortization and deferral	(1,781)	2,069	2,576	23

	¥12,233	¥14,308	¥17,163	$160

Weighted-average assumptions used to determine benefit obligation at March 31, 2004 and 2005 were as follows:

	2004	2005
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.3%
Foreign plans:
Discount rate	5.8–6.8%	5.4–6.3%
Rate of salary increase	4.3–6.7%	3.5–6.7%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2005 were as follows:

	2003	2004	2005
Japanese plans:
Discount rate	2.5%	2.0%	2.0%
Rate of salary increase	2.5%	2.3%	2.3%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	5.5–7.5%	5.5–7.0%	5.8–6.8%
Rate of salary increase	4.0–6.0%	4.0–6.7%	3.5–6.7%
Expected long-term rate of return	6.5–9.0%	6.8–8.5%	6.8–8.5%

Honda determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Honda considers the current expectations for future returns and the actual historical returns of each plan asset category.

Measurement date

Honda uses a March 31 measurement date for their plans excluding certain foreign subsidiaries which use a December 31 measurement date for their plan.

Plan assets

Honda’s domestic and foreign pension plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category are as follows:

	2004	2005
Japanese plans:
Equity securities	38%	37%
Debt securities	26%	23%
Other	36%	40%

	100%	100%

Foreign plans:
Equity securities	68%	68%
Debt securities	25%	24%
Other	7%	8%

	100%	100%

Honda investment policies for the domestic and foreign pension benefit are designed to maximize total returns are available to provide future payments of pension benefits to eligible participants under accepted risks. Honda sets target assets allocations for the individual asset categories based on the estimated returns and risks in the long future. Plan assets are invested in individual equity and debt securities using the target assets allocation.

Obligations

The accumulated benefit obligation for all domestic defined benefit plans at March 31, 2004 and 2005 were ¥1,427,769 million and ¥1,468,115 million ($13,671 million), respectively. The accumulated benefit obligation for all foreign defined benefit plans at March 31, 2004 and 2005 were ¥162,079 million and 225,853 million ($2,103 million), respectively.

Cash flows

Honda expects to contribute ¥41,433 million ($386 million) to its domestic pension plans and ¥24,956 million ($232 million) to its foreign pension plans in the year ending March 31, 2006.

Estimated future benefit payment

The following table presents estimated future gross benefit payments:

	Yen (millions)		U.S. dollars (millions) (note 2)
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
2006	¥37,054	¥2,799	$345	$26
2007	41,377	3,295	385	31
2008	49,362	3,836	460	36
2009	53,366	4,429	497	41
2010	57,974	5,487	540	51
2011–2015	327,654	47,504	3,051	442

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

13. Supplemental Disclosures of Cash Flow Information

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Cash paid during the year for:
Interest	¥100,368	¥91,207	¥99,475	$926
Income taxes	173,697	203,029	159,041	1,481

During the year ended March 31, 2004, the Company reissued certain of its treasury stock at fair value of ¥603 million to the minority shareholder of subsidiary, upon which the Company merged with the subsidiary. During the fiscal year ended March 31, 2005, the Company retired shares totaling 46,000,000 shares at a cost of ¥216,371 million ($2,015 million) by offsetting with capital surplus of ¥190 million ($2 million) and unappropriated retained earnings of ¥216,181 million ($2,013 million) based on the resolution of board of directors.

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in adjustments for foreign currency translation, changes in fair value of available-for-sale marketable equity securities, and changes in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

Changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2005 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2003	2004	2005	2005
Adjustments from foreign currency translation:
Balance at beginning of year	¥(300,081)	¥(469,472)	¥(665,413)	$(6,196)
Adjustments for the year	(169,391)	(195,941)	40,476	377

Balance at end of year	(469,472)	(665,413)	(624,937)	(5,819)

Net unrealized gains on marketable equity securities:
Balance at beginning of year	8,730	14,820	36,066	335
Realized (gain) loss on marketable equity securities	7,137	—	1,346	13
Increase (decrease) in net unrealized gains on marketable equity securities	(1,047)	21,246	(3,668)	(34)

Balance at end of year	14,820	36,066	33,744	314

Minimum pension liabilities adjustment:
Balance at beginning of year	(187,824)	(308,513)	(225,226)	(2,097)
Adjustments for the year	(120,689)	83,287	22,485	209

Balance at end of year	(308,513)	(225,226)	(202,741)	(1,888)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(479,175)	(763,165)	(854,573)	(7,958)
Adjustments for the year	(283,990)	(91,408)	60,639	565

Balance at end of year	¥(763,165)	¥(854,573)	¥(793,934)	$(7,393)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 10)	Net-of-tax amount
2003:
Adjustments from foreign currency translation	¥(179,332)	¥9,941	¥(169,391)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(2,002)	955	(1,047)
Reclassification adjustments for losses realized in net income	12,135	(4,998)	7,137

Net unrealized gains (losses)	10,133	(4,043)	6,090

Minimum pension liabilities adjustment	(200,434)	79,745	(120,689)

Other comprehensive income (loss)	¥(369,633)	¥85,643	¥(283,990)

2004:
Adjustments from foreign currency translation	¥(219,372)	¥23,431	¥(195,941)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	35,069	(13,823)	21,246
Reclassification adjustments for losses realized in net income	—	—	—

Net unrealized gains (losses)	35,069	(13,823)	21,246

Minimum pension liabilities adjustment	136,515	(53,228)	83,287

Other comprehensive income (loss)	¥(47,788)	¥(43,620)	¥(91,408)

2005:
Adjustments from foreign currency translation	¥39,469	¥1,007	¥40,476
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(6,104)	2,436	(3,668)
Reclassification adjustments for losses realized in net income	2,114	(768)	1,346

Net unrealized gains (losses)	(3,990)	1,668	(2,322)

Minimum pension liabilities adjustment	37,878	(15,393)	22,485

Other comprehensive income (loss)	¥73,357	¥(12,718)	¥60,639

	U.S. dollars (millions) (note 2)
	Before-tax amount	Tax (expense) or benefit (note 10)	Net-of-tax amount
2005:
Adjustments from foreign currency translation	$368	$9	$377
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(57)	23	(34)
Reclassification adjustments for losses realized in net income	20	(7)	13

Net unrealized gains (losses)	(37)	16	(21)

Minimum pension liabilities adjustment	352	(143)	209

Other comprehensive income (loss)	$683	$(118)	$565

15. Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2004 and 2005 are as follows:

	Yen (millions)				U.S. dollars (millions) (note 2)
	2004		2005		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries–receivables (a)	¥2,112,139	¥2,141,746	¥2,433,240	¥2,407,745	$22,658	$22,421
Marketable equity securities	98,300	98,300	93,004	93,004	866	866
Convertible preferred stocks
Host contracts	5,954	5,954	7,791	7,791	73	73
Embedded derivatives	12,785	12,785	19,685	19,685	183	183

	18,739	18,739	27,476	27,476	256	256
Convertible notes
Host contracts	6,176	6,176	7,038	7,038	66	66
Embedded derivatives	43,583	43,583	58,882	58,882	548	548

	49,759	49,759	65,920	65,920	614	614

Debt	(2,616,008)	(2,624,657)	(2,863,919)	(2,878,341)	(26,669)	(26,803)

Foreign exchange instruments (b)
Asset position	¥43,847	¥43,847	¥28,030	¥28,030	$261	$261
Liability position	(2,062)	(2,062)	(14,018)	(14,018)	(131)	(131)

Net	¥41,785	¥41,785	¥14,012	¥14,012	$130	$130

Interest rate instruments (c)
Asset position	¥166	¥166	¥27,353	¥27,353	$255	$255
Liability position	(23,149)	(23,149)	(2,550)	(2,550)	(24)	(24)

Net	¥(22,983)	¥(22,983)	¥24,803	¥24,803	$231	$231

(a)	The carrying amounts of finance subsidiaries-receivables at March 31, 2004 and 2005 in the table exclude ¥1,529,819 million and ¥1,716,130 million ($15,980 million) of direct financing leases, net, classified as finance subsidiaries–receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at March 31, 2004 and 2005 in the table also include ¥426,351 million and ¥504,345 million ($4,696 million) of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.
(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows (see note 8):

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Other current assets	¥9,761	¥643	$6
Other assets	34,086	27,387	255
Other current liabilities	(2,062)	(14,018)	(131)

	¥41,785	¥14,012	$130

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 8):

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Other current assets	¥166	¥161	$2
Other assets	—	27,192	253
Other current liabilities	(23,048)	(2,462)	(23)
Other liabilities	(101)	(88)	(1)

	¥(22,983)	¥24,803	$231

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries–receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities

The fair value of marketable equity securities was estimated using quoted market prices.

Convertible notes and convertible preferred stock investment

Honda investments in convertible instruments are bifurcated into two investments for accounting purposes. The note and preferred stock portions of these convertible instruments are treated as available-for-sale and are marked-to-market through other comprehensive income (loss). The fair value is determined based on an analysis of interest rate movements and an assessment of credit worthiness. The embedded derivative is marked-to-market through the statement of income and fair value is estimated using a trinomial convertible bond pricing model.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

16. Risk Management Activities and Derivative Financial Instruments

The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contacts and currency swap agreements outstanding at March 31, 2004 were ¥562,698 million, ¥121,143 million and ¥402,256 million, respectively and totaled ¥1,086,097 million. At March 31, 2005, foreign currency forward contracts, foreign currency option contacts and currency swap agreements outstanding were ¥692,841 million ($6,451 million), ¥214,211 million ($1,995 million) and ¥505,272 million ($4,705 million), respectively and totaled ¥1,412,324 million ($13,151 million).

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2004 and 2005, the notional principal amounts of interest rate swap agreements were ¥2,556,179 million and ¥3,227,405 million ($30,053 million), respectively.

17. Commitments and Contingent Liabilities

At March 31, 2005, Honda had commitments for purchases of property, plant and equipment of approximately ¥40,145 million ($374 million).

Honda has entered into various guarantee and indemnification agreements. At March 31, 2004 and 2005, Honda has guaranteed approximately ¥77,426 million and ¥69,574 million ($648 million) of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were approximately ¥77,426 million and ¥69,574 million ($648 million), respectively, at March 31, 2004 and 2005. As of March 31, 2005, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2005 are as follow:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004	2005	2005
Balance at beginning of year	¥239,798	¥278,153	$2,590
Warranty claims paid during the period	(112,810)	(138,368)	(1,288)
Liabilities accrued for warranties issued during the period	161,406	124,892	1,163
Changes in liabilities for pre-existing warranties during the period	2,407	(3,770)	(35)
Foreign currency translation	(12,648)	7,522	70

	¥278,153	¥268,429	$2,500

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

18. Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2005 are as follows:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2006	¥25,151	$234
2007	18,455	172
2008	13,664	127
2009	10,518	98
2010	9,832	91
After five years	41,303	385

Total minimum lease payments	¥118,923	$1,107

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2005 were ¥46,877 million, ¥43,441 million and ¥44,619 million ($415 million), respectively.

19. Allowances for Trade Receivable and Finance Subsidiaries-Receivables

The allowances for trade receivable and finance subsidiaries-receivables for the years ended March 31, 2003, 2004 and 2005 are set forth in the following table:

	Yen (millions)
		Additions	Deductions
	Balance at beginning of period	Charged to costs and expenses	Bad debts written off	Net increase (decrease) in unearned income	Translation difference	Balance at end of period
March 31, 2003:
Trade receivable
Allowance for doubtful accounts	¥9,417	¥1,700	¥1,117	¥—	¥(758)	¥9,242

Finance subsidiaries-receivables
Allowance for credit losses	¥12,018	¥22,972	¥16,419	¥—	¥(970)	¥17,601
Allowance for losses on lease residual values	12,560	16,284	5,347	—	(1,142)	22,355
Unearned interest income and fees	174,336	—	—	33,184	(3,918)	203,602

	¥198,914	¥39,256	¥21,766	¥33,184	¥(6,030)	¥243,558

March 31, 2004:
Trade receivable
Allowance for doubtful accounts	¥9,242	¥3,760	¥1,877	¥—	¥(206)	¥10,919

Finance subsidiaries-receivables
Allowance for credit losses	¥17,601	¥28,965	¥19,924	¥—	¥(2,231)	¥24,411
Allowance for losses on lease residual values	22,355	16,972	10,989	—	(2,214)	26,124
Unearned interest income and fees	203,602	—	—	(27,963)	2,165	177,804

	¥243,558	¥45,937	¥30,913	¥(27,963)	¥(2,280)	¥228,339

March 31, 2005:
Trade receivable
Allowance for doubtful accounts	¥10,919	¥693	¥2,121	¥—	¥219	¥9,710

Finance subsidiaries-receivables
Allowance for credit losses	¥24,411	¥33,365	¥27,575	¥—	¥725	¥30,926
Allowance for losses on lease residual values	26,124	17,273	10,156	—	784	34,025
Unearned interest income and fees	177,804	—	—	2,029	2,922	182,755

	¥228,339	¥50,638	¥37,731	¥2,029	¥4,431	¥247,706

	U.S. dollars (millions) (note 2)
		Additions	Deductions
	Balance at beginning of period	Charged to costs and expenses	Bad debts written off	Net increase (decrease) in unearned income	Translation difference	Balance at end of period
March 31, 2005:
Trade receivable
Allowance for doubtful accounts	$102	$6	$20	$—	$2	$90

Finance subsidiaries-receivables
Allowance for credit losses	$227	$311	$257	$—	$7	$288
Allowance for losses on lease residual values	243	161	94	—	7	317
Unearned interest income and fees	1,656	—	—	19	27	1,702

	$2,126	$472	$351	$19	$41	$2,307

In 2005, Honda reclassified the above allowances and unearned interest and fees of finance receivables related to sales of inventory. Reclassifications have been made to prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” In our opinion, disclosure of this information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2004 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.

Tokyo, Japan

April 26, 2005

Selected Quarterly Financial Data (Unaudited and Not Reviewed)

	Yen (millions except per share amounts)
	Year ended March 31, 2004				Year ended March 31, 2005
	I	II	III	IV	I	II	III	IV
Net sales and other operating revenue	¥2,008,228	¥2,017,203	¥1,992,245	¥2,144,924	¥2,073,153	¥2,093,578	¥2,133,820	¥2,349,554
Operating income**	159,465	158,431	169,328	112,920	159,993	172,932	157,636	140,359
Income before income taxes	147,995	183,886	203,581	106,465	174,080	165,587	187,996	129,142
Net income	101,819	137,359	151,050	74,110	114,262	127,122	150,760	94,053
Net income per common share:
Basic	¥106.02	¥143.33	¥158.66	¥78.47	¥121.65	¥135.70	¥161.78	¥101.43
Diluted	106.02	143.33	158.66	78.47	121.65	135.70	161.78	101.43
Net income per American depositary share:
Basic	53.01	71.66	79.33	39.23	60.82	67.85	80.89	50.71
Diluted	53.01	71.66	79.33	39.23	60.82	67.85	80.89	50.71
Tokyo Stock Exchange:
(TSE) (in yen)
High	¥4,790	¥5,510	¥4,790	¥5,140	¥5,320	¥5,640	¥5,520	¥5,700
Low	3,570	4,420	4,090	4,300	4,370	4,890	4,830	5,230
New York Stock Exchange:
(NYSE) (in U.S. dollars)
High	$19.95	$23.59	$22.53	$23.40	$24.85	$25.40	$26.10	$27.30
Low	15.47	18.54	18.81	20.92	19.25	22.56	23.55	24.92

*	All quarterly financial data is unaudited and has not been reviewed by the independent registered public accounting firm (KPMG AZSA & Co.).

Net Sales and Operating Income by Business Segment

	Yen (millions)
Years ended March 31	2001	2002	2003	2004	2005
Motorcycle Business:
Net sales (sales to unaffiliated customers)	¥805,304	¥947,900	¥978,095	¥996,290	¥1,097,754
Operating income	55,700	68,315	57,230	42,433	69,332
Operating income/Net sales	6.9%	7.2%	5.9%	4.3%	6.3%
Automobile Business:
Net sales (sales to unaffiliated customers)	5,231,326	5,929,742	6,440,094	6,592,024	6,963,635
Operating income	315,627	512,911	551,392	438,891	452,382
Operating income/Net sales	6.0%	8.6%	8.6%	6.7%	6.5%
Financial Services Business:
Net sales (sales to unaffiliated customers)	169,293	201,906	237,958	242,696	255,741
Operating income	30,719	76,365	107,813	108,438	89,901
Operating income/Net sales	18.1%	37.8%	45.3%	44.7%	35.2%
Power Product & Other Businesses:
Net sales (sales to unaffiliated customers)	257,907	282,890	315,352	331,590	332,975
Operating income	(608)	3,611	8,092	10,382	19,305
Operating income/Net sales	(0.2%)	1.3%	2.6%	3.1%	5.8%

Total:
Net sales (sales to unaffiliated customers)	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	¥8,650,105
Operating income	401,438	661,202	724,527	600,144	630,920
Operating income/Net sales	6.2%	9.0%	9.1%	7.4%	7.3%

*	The business segment information has been prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.
**	The business segment information is unaudited and not reviewed by the independent registered public accounting firm (KPMG AZSA & Co.).
***	Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses in the year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been reclassified to and included in other income (expenses)—other.

Financial Summary

Honda Motor Co., Ltd. and Subsidiaries

Years ended or at March 31

	Yen (millions)
	1995	1996	1997	1998	1999
Sales, income, and dividends
Net sales and other operating revenue	¥3,966,164	¥4,252,250	¥5,293,302	¥5,999,738	¥6,231,041
Operating income	106,936	138,741	397,238	456,852	540,978
Income before income taxes and equity in income of affiliates	94,287	115,134	390,722	443,351	520,511
Income taxes	44,904	58,281	189,044	201,278	229,624
Equity in income of affiliates	12,142	13,948	19,490	18,552	14,158
Net income	61,525	70,801	221,168	260,625	305,045
As percentage of sales	1.6%	1.7%	4.2%	4.3%	4.9%
Cash dividends paid during the period	13,635	13,638	13,640	16,563	20,463
Research and development	203,004	220,573	251,128	285,863	311,632
Interest expense	34,382	30,601	27,514	27,655	27,890

Assets, long-term debt, and stockholders’ equity
Total assets	¥3,014,410	¥3,516,113	¥4,191,294	¥4,815,265	¥5,034,247
Long-term debt	589,537	656,461	734,255	677,750	673,084
Total stockholders’ equity	1,017,462	1,144,540	1,388,430	1,607,914	1,763,855

Depreciation	125,115	125,007	141,351	153,337	177,666
Capital expenditures	128,644	150,489	217,782	309,517	237,080

	Yen
Per common share
Net income:
Basic	¥63.16	¥72.68	¥227.00	¥267.49	¥313.05
Diluted	63.00	72.63	226.97	267.45	313.05
Cash dividends paid during the period	14	14	14	17	21
Stockholders’ equity	1,044.44	1,174.73	1,425.04	1,650.14	1,810.20

Per American depositary share
Net income:
Basic	31.58	36.34	113.50	133.74	156.52
Diluted	31.50	36.31	113.48	133.72	156.52
Cash dividends paid during the period	7.0	7.0	7.0	8.5	10.5
Stockholders’ equity	522.22	587.36	712.52	825.07	905.10

	Yen (millions)
Sales progress
Sales amounts:*
Japan	¥1,326,487	¥1,540,463	¥1,826,284	¥1,710,813	¥1,556,333
	33%	36%	35%	29%	25%
Overseas	2,639,677	2,711,787	3,467,018	4,288,925	4,674,708
	67%	64%	65%	71%	75%
Total	¥3,966,164	¥4,252,250	¥5,293,302	¥5,999,738	¥6,231,041
	100%	100%	100%	100%	100%

	Thousands
Unit sales:
Motorcycles	4,910	5,488	5,325	5,257	4,295
Automobiles	1,794	1,887	2,184	2,343	2,333
Power Products	1,909	2,268	2,521	2,857	3,412

Number of employees	92,800	96,800	101,100	109,400	112,200

Exchange rate (yen amounts per U.S. dollar)
Rates for the period-end	¥89	¥106	¥124	¥132	¥121
Average rates for the period	99	96	113	123	128

Notes:

(1)	The amounts for the fiscal year ended March 31, 2005, have been translated into U.S. dollars at the rate of ¥107.39=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2005.
(2)	Net income per common (or American depositary) share amounts are computed based on Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share.” All net income per common (or American depositary) share data presented prior to fiscal 1998 has been restated to conform with the provisions of SFAS No. 128.
(3)	Effective fiscal 2000, due to the change in method of business segment categorization, all prior years’ unit sales under Sales progress have been restated to reflect the change: i.e., unit sales of all-terrain vehicles (ATVs) are now included in Motorcycles, but were previously included in Power Products.
(4)	Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas sales. However, owing to various factors including changes in transaction formats and contract terms, as of fiscal 2002, such sales are now recorded as domestic sales. The sales amount from such sales for fiscal 2002 amounted to ¥5,468 million.
(5)	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.
(6)	Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004 and 2005.

Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses in the year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been reclassified to and included in other income (expenses)—other.

*	The geographic breakdown of sales amounts is based on the location of customers.

	Yen (millions)						U.S. dollars (millions)
	2000	2001	2002	2003	2004	2005	2005
Sales, income, and dividends
Net sales and other operating revenue	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	¥8,650,105	$80,549
Operating income	418,639	401,438	661,202	724,527	600,144	630,920	5,875
Income before income taxes and equity in income of affiliates	416,063	384,976	551,342	609,755	641,927	656,805	6,116
Income taxes	170,434	178,439	231,150	245,065	252,740	266,665	2,483
Equity in income of affiliates	16,786	25,704	42,515	61,972	75,151	96,057	894
Net income	262,415	232,241	362,707	426,662	464,338	486,197	4,527
As percentage of sales	4.3%	3.6%	4.9%	5.4%	5.7%	5.6%
Cash dividends paid during the period	20,463	22,412	24,360	30,176	33,541	47,797	445
Research and development	334,036	352,829	395,176	436,863	448,967	467,754	4,356
Interest expense	18,920	21,400	16,769	12,207	10,194	11,655	108

Assets, long-term debt, and stockholders’ equity
Total assets	¥4,898,428	¥5,667,409	¥6,940,795	¥7,681,291	¥8,328,768	¥9,316,970	$86,758
Long-term debt	574,566	368,173	716,614	1,140,182	1,394,612	1,559,500	14,522
Total stockholders’ equity	1,930,373	2,230,291	2,573,941	2,629,720	2,874,400	3,289,294	30,629
Depreciation	172,139	170,342	194,944	220,874	213,445	225,752	2,102
Capital expenditures	222,891	285,687	303,424	316,991	287,741	373,980	3,482

	Yen						U.S. dollars
Per common share
Net income:
Basic	¥269.31	¥238.34	¥372.23	¥439.43	¥486.91	¥520.68	$4.85
Diluted	269.31	238.34	372.23	439.43	486.91	520.68	4.85
Cash dividends paid during the period	21	23	25	31	35	51	0.47
Stockholders’ equity	1,981.07	2,288.87	2,641.55	2,734.69	3,054.90	3,556.49	33.12

Per American depositary share
Net income:
Basic	134.65	119.17	186.11	219.71	243.45	260.34	2.42
Diluted	134.65	119.17	186.11	219.71	243.45	260.34	2.42
Cash dividends paid during the period	10.5	11.5	12.5	15.5	17.5	25.5	0.24
Stockholders’ equity	990.53	1,144.43	1,320.77	1,367.34	1,527.45	1,778.24	16.56

	Yen (millions)						U.S. dollars (millions)
Sales progress
Sales amounts:*
Japan	¥1,612,191	¥1,740,340	¥1,868,746	¥1,748,706	¥1,628,493	¥1,699,205	$15,823
	26%	27%	25%	22%	20%	20%
Overseas	4,486,649	4,723,490	5,493,692	6,222,793	6,534,107	6,950,900	64,726
	74%	73%	75%	78%	80%	80%
Total	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	¥8,650,105	$80,549
	100%	100%	100%	100%	100%	100%

	Thousands
Unit sales:
Motorcycles	4,436	5,118	6,095	8,080	9,206	10,482
Automobiles	2,473	2,580	2,666	2,888	2,983	3,242
Power Products	4,057	3,884	3,926	4,584	5,407	5,300

Number of employees	112,400	114,300	120,600	126,900	131,600	137,827

Exchange rate (yen amounts per U.S. dollar)
Rates for the period-end	¥106	¥124	¥133	¥120	¥106	¥107
Average rates for the period	112	111	125	122	113	108

Corporate Information

Company name	Honda Motor Co., Ltd.
Established	September 24, 1948
Lines of Business	Motorcycles, Automobiles, Financial Services and Power Products and Others
Head Office	1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo, Japan

Principal Subsidiaries

Region	Country of Incorporation	Company	Percentage Ownership and Voting Interest	Main Lines of Business
				Segment	Function
Japan	Saitama	Honda R&D Co., Ltd.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	R&D

	Tochigi	Honda Engineering Co., Ltd.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing and Sales of equipment and development of production technology

	Shizuoka	Yutaka Giken Co., Ltd.	69.7	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing

	Saitama	Honda Foundry Co., Ltd.	82.1	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing

	Miyazaki	Honda Lock Mfg. Co., Ltd.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing

	Nagano	Asama Giken Co., Ltd.	77.5	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing

	Tokyo	Honda Motorcycle Japan Co., Ltd.	100.0	Motorcycle Business	Sales

	Tokyo	Honda Finance Co., Ltd.	100.0	Financial Services Business	Finance

	Mie	Suzuka Circuitland Co., Ltd.	86.2	Power Product & Other Businesses Motorcycle Business, Automobile Business	Others (Leisure)

	Tokyo	Honda Trading Corporation	100.0	Power Product & Other Businesses	Others (Trading)

North America	U.S.A.	American Honda Motor Co., Inc.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Sales

		Honda North America, Inc.	100.0	Motorcycle Business, Automobile Business Financial Services Business, Power Product & Other Businesses	Coordination of operation of subsidiaries

		Honda of America Mfg., Inc.	100.0	Motorcycle Business, Automobile Business	Manufacturing

		American Honda Finance Corporation	100.0	Financial Services Business	Finance

		Honda Manufacturing of Alabama, LLC	100.0	Automobile Business	Manufacturing

		Honda Transmission Mfg. of America, Inc.	100.0	Automobile Business	Manufacturing

		Celina Aluminum Precision Technology Inc.	100.0	Automobile Business	Manufacturing

		Honda Power Equipment Mfg., Inc.	100.0	Automobile Business, Power Product & Other Businesses	Manufacturing

		Honda R&D Americas, Inc.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	R&D

		Cardington Yutaka Technologies Inc.	100.0	Motorcycle Business, Automobile Business	Manufacturing

		Honda of South Carolina Mfg., Inc.	100.0	Motorcycle Business	Manufacturing

		Honda Trading America Corporation	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Others (Trading)

		Honda Engineering North America, Inc.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing and Sales of equipment and development of production technology

	Canada	Honda Canada Inc.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing and Sales

		Honda Canada Finance Inc.	100.0	Financial Services Business	Finance

	Mexico	Honda de Mexico, S.A. de C.V.	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Manufacturing and Sales

Europe	Belgium	Honda Europe NV	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Sales

	U.K.	Honda Motor Europe Limited	100.0	Motorcycle Business, Automobile Business Financial Services Business, Power Product & Other Businesses	Coordination of operation of subsidiaries and Sales

		Honda of the U.K. Manufacturing Ltd.	100.0	Automobile Business	Manufacturing

		Honda Finance Europe plc	100.0	Financial Services Business	Finance

	France	Honda Motor Europe (South) S.A.	100.0	Motorcycle Business, Automobile Business	Sales

		Honda Europe Power Equipment, S.A.	100.0	Power Product & Other Businesses	Manufacturing

	Germany	Honda Motor Europe (North) GmbH	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Sales

		Honda Bank GmbH	100.0	Financial Services Business	Finance

		Honda R&D Europe (Deutschland) GmbH	100.0	Motorcycle Business, Automobile Business	R&D

	Italy	Honda Italia Industriale S.p.A.	100.0	Motorcycle Business, Power Product & Other Businesses	Manufacturing and Sales

	Spain	Montesa Honda S.A.	88.1	Motorcycle Business	Manufacturing and Sales

Asia	China	Honda Motor (China) Investment Corporation, Limited	100.0	Motorcycle Business, Automobile Business Power Product & Other Businesses	Holding company

		Honda Automobile (China) Co., Ltd.	65.0	Automobile Business	Manufacturing

	India	Honda Motorcycle and Scooter India Private Limited	100.0	Motorcycle Business	Manufacturing and Sales

		Honda Siel Cars India Limited	99.9	Automobile Business	Manufacturing and Sales

	Indonesia	P.T. Honda Precision Parts Manufacturing	100.0	Automobile Business	Manufacturing

		P.T. Honda Prospect Motor	51.0	Automobile Business	Manufacturing and Sales

	Malaysia	Honda Malaysia SDN. BHD.	51.0	Automobile Business	Manufacturing and Sales

	Pakistan	Honda Atlas Cars (Pakistan) Limited	51.0	Automobile Business	Manufacturing and Sales

	Philippines	Honda Philippines, Inc.	99.6	Motorcycle Business, Power Product & Other Businesses	Manufacturing and Sales

		Honda Cars Philippines, Inc.	54.2	Automobile Business	Manufacturing and Sales

	Taiwan	Honda Taiwan Co., Ltd.	100.0	Automobile Business	Manufacturing and Sales

(As of March 31, 2005)

	Country of Incorporation	Company	Percentage Ownership and Voting Interest	Main Lines of Business
Region				Segment	Function
Asia	Thailand	Asian Honda Motor Co., Ltd.	100.0	Motorcycle Business, Automobile Business Financial Services Business, Power Product & Other Businesses	Coordination of operation of subsidiaries and Sales

		Honda Leasing (Thailand) Company Limited	100.0	Financial Services Business	Finance

		Honda Automobile (Thailand) Co., Ltd.	91.4	Automobile Business	Manufacturing and Sales

		Thai Honda Manufacturing Co., Ltd.	60.0	Motorcycle Business, Power Product & Other Businesses	Manufacturing

	Vietnam	Honda Vietnam Co., Ltd.	70.0	Motorcycle Business	Manufacturing and Sales

Others	Brazil	Honda South America Ltda.	100.0	Motorcycle Business, Automobile Business Financial Services Business, Power Product & Other Businesses	Coordination of operation of subsidiaries and Holding company

		Honda Automoveis do Brasil Ltda.	100.0	Automobile Business	Manufacturing and Sales

		Moto Honda da Amazonia Ltda.	100.0	Motorcycle Business, Power Product & Other Businesses	Manufacturing and Sales

		Honda Componentes da Amazonia Ltda.	100.0	Motorcycle Business	Manufacturing

	Turkey	Honda Turkiye A.S.	100.0	Motorcycle Business, Automobile Business	Manufacturing and Sales

	Australia	Honda Australia Pty. Ltd.	100.0	Automobile Business	Sales

	New Zealand	Honda New Zealand Limited	100.0	Automobile Business	Sales

Note: Percentage Ownership and Voting Interest include ownership through subsidiaries.

Number of Employees

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
137,827	27,991	99,525	1,787	8,524

Note: The above refers to full-time employees.

Principal Manufacturing Facilities

Region		Location	Start of Operations	Number of Employees	Principal Products Manufactured
Japan		Sayama, Saitama	Nov. 1964	5,419	Automobiles

		Hamamatsu, Shizuoka	Apr. 1954	3,444	Motorcycles, power products and transmissions

		Suzuka, Mie	May 1960	7,095	Automobiles

		Ohzu-machi, Kikuchi-gun, Kumamoto	Mar. 1976	2,835	Motorcycles, power products and engines

North America	U.S.A.	Marysville, Ohio	Sep. 1979	7,106	Motorcycles, automobiles and all-terrain vehicles

		Anna, Ohio	Jul. 1985	2,785	Engines

		East Liberty, Ohio	Dec. 1989	2,641	Automobiles

		Lincoln, Alabama	Nov. 2001	4,541	Automobiles

		Swepsonville, North Carolina	Aug. 1984	573	Power products

		Timmonsville, South Carolina	Jul. 1998	1,563	All-terrain vehicles

	Canada	Alliston, Ontaria	Nov. 1986	4,616	Automobiles

	Mexico	El Salto	Mar. 1988	1,331	Motorcycles and automobiles

Europe	U.K.	Swindon, Wiltshire	Jul. 1989	3,955	Automobiles and engines

	France	Ormes	Jan. 1985	181	Power products

	Italy	Atessa	Apr. 1977	694	Motorcycles, power products and engines

	Spain	Barcelona	May 1980	285	Motorcycles

Asia	India	Greater Noida	Dec. 1997	962	Automobiles

		Gurgaon	May 2001	2,365	Motorcycles

	Indonesia	Karawang	Feb. 2003	1,029	Automobiles

	Malaysia	Alor Gajah	Jan. 2003	1,020	Automobiles

	Pakistan	Lahore	Oct. 1993	386	Automobiles

	Philippines	Manila	May 1973	526	Motorcycles and power products

		Laguna	Mar. 1992	666	Automobiles

	Taiwan	Pingtung	Jan. 2003	793	Automobiles

	Thailand	Ayutthaya	Jan. 1993	2,151	Automobiles

		Bangkok	Apr. 1965	2,537	Motorcycles and power products

	Vietnam	Vinhphuc	Dec. 1997	894	Motorcycles

Others	Brazil	Sumare	Sep. 1997	1,297	Automobiles

		Manaus	Jan. 1977	5,678	Motorcycles and power products

	Turkey	Gebze	Dec. 1997	485	Automobiles

Honda’s History

1946	• Soichiro Honda establishes Honda Technical Research Institute

1947	• Honda’s first product, the A-type bicycle engine, produced

1948	• Honda Motor Co., Ltd. incorporated (capital: 1 million yen)

1949	• Dream D-type (2-stroke, 98cc), Honda’s first motorcycle, produced

1952	• Head office moved to Tokyo

1953	• H-type engine, Honda’s first power product, produced

1957	• Listed on the Tokyo Stock Exchange

1958	• Super Cub motorcycle released

1959	• American Honda Motor Co., Inc. established • Honda racing team participates in the Isle of Man TT Race, taking sixth place in the 125cc class

1960	• Motorcycle production begins at Suzuka Factory

• Honda R&D Co., Ltd. established

1961	• Honda racing team sweeps first 5 places in Isle of Man TT Race (125cc, 250cc)

1962	• American Depositary Receipts (ADRs) issued at market price. Adopts consolidated accounting using U.S. Securities and Exchange Commission (SEC) standards

• Construction of Suzuka Circuit completed (Mie Prefecture)

1963	• Honda Benelux N.V. (Belgium) begins production of motorcycles • Honda’s first sports car (S500) and light truck (T360) released

1964	• Automobile production begins at Sayama Factory (presently Saitama Factory)

• Asian Honda Motor Co., Ltd. (Thailand) established

1965	• Thai Honda Manufacturing Co., Ltd. (Bangkok) established • Honda (U.K.) Limited established in London • Honda wins its first F1 victory, in Mexico

1966	• S800 sales and export begins

1967	• Automobile production begins at Suzuka Factory • Motorcycle production begins in Thailand

1968	• Cumulative motorcycle production reaches 10 million units

1969	• Canadian Honda Motor Ltd. established (presently Honda Canada Inc.) • Automobile and motorcycle production begins in Malaysia • Cumulative domestic power product production reaches 1 million units

1971	• Honda Motor do Brazil Ltda. established in Sao Paulo (presently Honda South America Ltda.)

• Knockdown motorcycle production begins in Mexico

1972	• Details of CVCC low-emission engine system announced • CVCC engine, world’s first to comply with the U.S. Clean Air Act of 1975, released

1973	• Motorcycle production begins in the Philippines

1974	• Motorcycle production begins in Indonesia

1975	• Automobile production begins in Indonesia

1976	• Kumamoto Factory begins operation • Motorcycle production begins at Honda Italia Industriale S.p.A. • Accord introduced • Civic cumulative production reaches 1 million units

1977	• ADRs listed on the New York Stock Exchange (NYSE)

• Consolidated financial disclosure begins

• Motorcycle production begins at Moto Honda da Amazonia Ltda. in Manaus, Brazil

1979	• Quarterly financial disclosure begins • Honda of America Mfg., Inc. begins motorcycle production

1981	• Listed on the London Stock Exchange

1982	• Honda of America Mfg., Inc. begins automobile production

1983	• Listed on the Zurich, Geneva and Basel stock exchanges

• Cumulative automobile production reaches 10 million units

1984	• Automobile production begins in Thailand • Cumulative motorcycle production in Belgium reaches 1 million units

1985	• Listed on the Paris Stock Exchange

• Motorcycle engine production begins in the U.S.

• Motorcycle production begins in India

• Motorcycle engine production begins in Malaysia

• Cumulative power product production reaches 10 million units

1986	• Automobile production begins at Honda Canada Inc. • Motorcycle production begins in Spain • Power product production begins in France

1987	• Honda North America, Inc. established

• Cumulative motorcycle production in Brazil reaches 1 million units

• Cumulative motorcycle production reaches 50 million units, a world first

• Cumulative Civic production reaches 5 million units

1988	• Automobile production begins in Mexico • High-performance VTEC engine announced

1989	• Common stock-to-ADR exchange ratio changed from 10 shares of common stock to 1 ADR, to 2 shares of common stock to 1 ADR.

• Second automobile plant in the U.S. begins production in East Liberty, Ohio

• Honda Motor Europe Limited (U.K.) established

1991	• Honda posts its 60th Grand Prix victory in the Brazil GP

1992	• Automobile production in the U.K. begins

• Cumulative Super Cub production reaches 20 million units, a world record

• Cumulative automobile production reaches 20 million units

• Cumulative power product production reaches 20 million units

• Automobile production begins in the Philippines

1993	• Honda’s GX120 power product engines meet California emission regulations, a world first

1994	• Automobile production begins in Pakistan

1995

•   Honda introduced first gasoline-powered vehicle to meet ULEV (Ultra Low Emission Vehicle) standards in California, the U.S.

•   Cumulative world production for the Civic reaches 10 million units

•   Cumulative automobile production in North America reaches 5 million units

•   Cumulative automobile production reaches 30 million units

1996	• Motorcycle production begins in Turkey

1997

•   Automobile production begins in Brazil

•   Automobile production begins in Turkey

•   Motorcycle production begins in Vietnam

•   Cumulative motorcycle production reaches 100 million units

•   Construction of Twin Ring Motegi completed (Tochigi Prefecture)

1998	• Honda celebrates 50th anniversary

• Automobile production begins in India

1999	• Automobile production begins at Guangzhou Honda Automobile Co., Ltd. in China • Fuel cell vehicle FCX-V1 and FCX-V2 announced

2000	• Cumulative Accord production in the U.S. reaches 5 million units

• ASIMO humanoid robot announced

2001

•   Cumulative automobiles production in North America reaches 10 million, first for the Japanese automobile manufacturers

•   Motorcycle production begins at new production company in India

•   Minimum investment unit lowered to 100 shares, from 1,000

•   Second automobile plant in the U.K. begins operations

•   Honda Manufacturing of Alabama, LLC in the U.S. begins operations

2002	• Common stock-to-ADR exchange ratio changed from 2 shares of common stock to 1 ADR, to 1 share of common stock to 2 ADRs

• Celebrated 25th anniversary of listing on the NYSE; ASIMO rang the opening bell for trading

• New automobile plant in Taiwan begins operations

• Honda FCX fuel cell vehicle delivered both in Japan and the U.S.

2003

•   Cumulative world production for the Civic reaches 15 million units

•   Cumulative automobile production in the U.K. reaches 1 million units

•   New automobile plant in Indonesia begins operations

•   New automobile plant in Malaysia begins operations

•   Honda FC STACK, a next-generation fuel cell stack capable of starting in sub-zero temperatures, announced

•   Cumulative motorcycle production in Indonesia reaches 10 million units

•   Cumulative automobile production in the U.S. reaches 10 million units

2004	• Cumulative automobile production in Canada reaches 3 million units

• Honda enter cooperative agreement with General Electric to jointly market our independently developed HF118 jet engine

• Cumulative motorcycle production in Thailand reaches 10 million units

• Honda Motor (China) Investment Corporation, Limited established

• Honda Motor RUS LLC (Russia) established

• Dongfeng Honda Automobile Co. Ltd. in China begins automobile production

• Second line at Alabama plant in the U.S. begins operations

• Honda FC STACK-equipped FCX leased to New York State

2005

•   New power product plant, Kumamoto factory begins operations

•   Honda FC STACK-equipped FCX leased to Hokkaido Prefectural Government in Japan

•   Cumulative motorcycle production reaches 150 million units

Investor Information	(As of March 31, 2005)

IR Offices

[JAPAN]

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo

107-8556, Japan

TEL: 03-3423-1111 (Switchboard)

[U.S.A.]

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

TEL: 1-212-355-9191

[U.K.]

Honda Motor Europe Limited

Public Relations & Investor Relations Division

470 London Road, Slough,

Berkshire SL3 8QY, U.K.

TEL: 44-01753-590-590

IR Websites

[Japanese] http://www.honda.co.jp/investors/

[English] http://world.honda.com/investors/

Stock Exchange Listings

[Japan] Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

[Overseas] New York, London, Swiss and Paris

Total Number of Shares Issued

928,414,215 shares (Common Stock)

Breakdown of Issued Shares by Type of Shareholders

Classification	Number of shareholders	Number of shares held (thousands)	Percentage as against total shares issued
Individuals	47,472	58,669	6.3
Government and municipal corporation	—	—	—
Financial institutions	250	433,346	46.7
Securities companies	50	4,783	0.5
Domestic companies and others	627	95,576	10.3
Foreign institutions and individuals	927	332,494	35.8
Treasury stock	1	3,543	0.4

Total	49,327	928,414	100.0

(Notes)	1. In the number of shares above, figures of less than 1,000 shares are rounded off.

2.	“Domestic companies and others” include shares in the name of Japan Securities Depository Center, Incorporated.

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Contact Address:

The Chuo Mitsui Trust and Banking Co., Ltd.

Stock Transfer Agency Dept. Operation Center

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063, Japan

TEL: 03-3323-7111

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank, N.A.

4 New York Plaza,

New York, NY 10004, U.S.A.

Contact Address:

JPMorgan Service Center

P.O. Box 43013 Providence, RI 02940-3013

TEL: 1-781-575-4328

FAX: 1-781-575-4082

E-mail: adr@jpmorgan.com

With respect to taxation and other matters relating to the acquisition, holding and disposition of the Company’s common stock or ADRs by non-residents of Japan, please also refer to “Item 10E. Taxation” of Form 20-F included in the “Investor Relations” section on our website.

Honda’s Stock Price and Trading Volume in Tokyo Stock Exchange

	(Yen)
Years ended March 31	2001	2002	2003	2004	2005
High	5,360	5,920	5,990	5,510	5,700
Low	3,380	3,090	3,840	3,570	4,370
At year-end	5,120	5,380	3,950	4,800	5,370